UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

X	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number

SONIC ENVIRONMENTAL SOLUTIONS INC.
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

1778 West 2nd Avenue
Vancouver, British Columbia, Canada, V6J 1H6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class
None

Name of each exchange on which registered
Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Sonic's only class of capital stock as on December 31, 2003 (date of last audited financial statement herein) was 15,261,378 Common Shares Without Par Value. As of June 30, 2004, the number of outstanding common shares was 17,523,492.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No	X

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17	X	Item 18

TABLE OF CONTENTS
to Form 20-F of

Sonic Environmental Solutions Inc.
(herein "Sonic" or the "Corporation")

GENERAL

In this Registration Statement on Form 20-F, all references to "Sonic" or the "Corporation" refer to Sonic Environmental Solutions Inc. including its subsidiaries

The Corporation uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Glossary

The following is a list of definitions of the terms used in this Form 20-F:

"Bio-accumulate" means storage of non-metabolized materials (frequently toxins) in living organisms;

"Bioremediation" means a method of environmental remediation that uses micro-organisms to break down or detoxify organic compounds;

"Creosote" means a liquid coating made from coal tar once used as a wood preservative which has been banned for consumer use because of potential health risks.

"DDT" means Diochlorodiphenyl Trichlorethane, a chemical formerly used as a pesticide;

"Dioxins" means a group of organic chemical compounds that is a pollutant by-product in the manufacture of herbicides, disinfectants and other agents;

"Electromagnetic" means of, relating to, or produced by electromagnetism, which is magnetism developed by a current of electricity;

"Furans" means a class of toxic organic compounds characterized by a ring structure composed of one oxygen atom and four carbon atoms and results from the incineration process;

"gas-liquid mass transfer" means the dispersion and transfer of gases into liquids;

"Hz" means a unit of frequency, where the number of hertz (Hz) equals the number of cycles per second;

"kW" means a Unit of electrical power equal to 1000 watts;

"PCB" means polychlorinated biphenyl, a compound synthesized by reaction of chlorine with biphenyl;

"Plasma processing" means a process that uses any ionized gas that is able to conduct electricity;

"Platform Technology" means Sonic's patented industrial sonic energy technology and related applications and processes (see "The Sonic Solution - General");

"ppm" means parts per million;

"SESI" is used as a reference to Sonic Energy Systems Inc., the company acquired by the Corporation in 2002 to become involved in the environmental remediation business;

"Sonic Generator" means Sonic's large-scale industrial generator equipment (of which three versions have been built) which produce sonic energy from an electromagnetic drive system to achieve certain matter transformation;

"Sonoprocesses" are chemical, biological or physical processes occurring in the presence of sonic energy and "sonication" refers to the application of sonic energy in such processes. More specifically Sonic has developed a Sonoprocess for the remediation of PCB contaminated soils using the Sonic Generators to provide intense, low frequency sound energy; and

"Vitrification" means a technology that uses electrodes to heat and melt contaminated soil or sediment containing organic, inorganic, or radioactive contaminants.

PART 1

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The names, business addresses and functions of the directors and senior management of the Corporation are:

Name and Business Address	Position with Sonic
Adam R. Sumel 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	President, CEO and Director
David Coe 1788 Naomi Place North Vancouver, British Columbia Canada, V7G 1Y1	Chairman and Director
Richard Ilich 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Secretary and Director
Roderick O. McElroy 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Vice-President, CTO and Director
Douglas B. Forster 888 - 1100 Melville Street Vancouver, British Columbia Canada V6E 4A6	Director
Edward Farrauto 700 - 900 West Hastings Street Vancouver, British Columbia Canada V6C 1E5	Chief Financial Officer
Matthew Wilson 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Vice President, Business Development
James Hill 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Executive Vice-President
Wes Young 119 Holdom Avenue Burnaby, British Columbia Canada V5B 3T6	Vice-President, Engineering and Construction

B. Advisers

Not applicable.

C. Auditors

The names and addresses of the Corporation's auditor for the preceding year and their membership in the governing professional body are:

Name and Address	Governing Professional Bodies
Staley Okada & Partners Suite 400 - 899 West Pender Street Vancouver, British Columbia Canada V6C 3B2	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

Sonic Environmental Solutions Inc.

The following constitutes selected financial data derived from the audited consolidated financial statements for Sonic for the fiscal period from February 1, 2003 to December 31, 2003, the fiscal years ended January 31, 2003 and January 31, 2002, and for the period from February 4, 2000 (inception) to January 31, 2001. Interim selected financial data is derived from the unaudited consolidated financial statements for the six months ended June 30, 2004 with comparisons provided for the six months ended July 31, 2003. This financial data is in Canadian dollars and is presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and United States GAAP ("US GAAP") as indicated. This information should be read in conjunction with the financial statements of Sonic included in Item 17 of this Form 20-F. Notes 15 to each of the audited financial statements and the interim financial statements of Sonic provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to Sonic and reconciliation to US GAAP of Sonic's financial statements.

(CAD$)	Six Months Ended June 30, 2004 (unaudited)	As at December 31 2003	As at January 31, 2003	As at January 31, 2002	As at January 31, 2001
BALANCE SHEET DATA
Total Assets Canadian GAAP US GAAP	$9,852,777 $8,964,070	$8,282,676 $7,693,515	$2,077,218 $1,714,239	$185,489 $185,489	$351,315 $351,315
Property, Plant and Equipment, Net Canadian GAAP US GAAP	$419,477 $419,477	$274,818 $274,818	$86,089 $86,089	$3,469 $3,469	$4,460 $4,460
Deferred Development Costs Canadian GAAP US GAAP	$888,707 $-	$589,161 $-	$362,979 $-	$- $-	$- $-
Total Liabilities Canadian GAAP US GAAP	$171,416 $171,416	$219,330 $219,330	$176,143 $176,143	$8,012 $8,012	$2,500 $2,500
Working Capital Canadian GAAP US GAAP	$8,356,304 $8,356,304	$7,181,558 $7,181,558	$1,429,182 $1,429,182	$174,008 $174,008	$344,355 $344,355
Share Capital Canadian GAAP US GAAP	$12,278,952 $12,278,952	$9,780,457 $9,780,457	$2,439,681 $2,439,681	$426,938 $426,938	$411,938 $411,938
Deficit Canadian GAAP US GAAP	($2,597,591) ($3,486,298)	$(1,717,111) $(2,306,272)	$(538,606) $(901,585)	$(249,461) $(249,461)	$(63,123) $(63,123)
Shareholders' Equity Canadian GAAP US GAAP	$9,681,361 $8,792,654	$8,063,346 $7,474,185	$1,901,075 $1,538,096	$177,477 $177,477	$348,815 $348,815
Number of Outstanding Shares	17,523,492	15,261,378	10,638,045	3,075,000	3,000,000

(CAD$)	Six Months Ended June 30, 2004 (unaudited)	Six Months Ended July 31, 2003 (unaudited)	Eleven Month Fiscal Period Ended December 31, 2003	Year Ended January 31, 2003	Year Ended January 31, 2002	Period from incorporation (February 4, 2000) to January 31, 2001
STATEMENT OF OPERATIONS DATA
Investment Income Canadian GAAP US GAAP	$76,832 $76,832	$10,022 $10,022	$48,765 $48,765	$5,714 $5,714	$11,641 $11,641	$2,625 $2,625
PCB Collection and Destruction Revenue Canadian GAAP US GAAP	$68,727 $68,727	$- $-	$3,330 $3,330	$- $-	$- $-	$- $-

Expenses Canadian GAAP US GAAP	$1,026,039 $1,325,585	$432,348 $506,511	$1,227,270 $1,453,452	$294,859 $657,838	$197,979 $197,979	$65,748 $65,748
Income (Loss) for the Period Canadian GAAP US GAAP	$880,480 $1,180,026	$422,326 $496,489	$(1,178,505) $(1,404,687)	$(289,145) $(652,124)	$(186,338) $(186,338)	$(63,123) $(63,123)
Income (Loss) Per Share - Basic and Diluted Canadian GAAP US GAAP	($0.06) ($0.09)	($0.04) ($0.05)	$(0.12) $(0.15)	$(0.07) $(0.17)	$(0.06) $(0.06)	$(0.04) $(0.04)

No cash or other dividends have ever been declared by Sonic.

SESI Systems Inc.

The following constitutes selected financial data derived from the audited consolidated financial statements for SESI Systems Inc. ("SESI"), a significant acquisition of Sonic. Periods presented are for the fiscal period from February 1, 2002 to December 12, 2002 (the date of the acquisition of SESI by Sonic), and the fiscal years of SESI ended January 31, 2002 and January 31, 2001. This financial data is in Canadian dollars and is presented in accordance with Canadian GAAP and US GAAP, as indicated. This information should be read in conjunction with the financial statements of SESI included in Item 17 of this Form 20-F. Note 10 to the audited financial statements of SESI provides descriptions of the principal differences between Canadian GAAP and US GAAP as they relate to SESI and reconciliation to US GAAP of SESI's financial statements.

(CAD$)	As at December 12, 2002	As at January 31, 2002	As at January 31, 2001
BALANCE SHEET DATA
Total Assets Canadian GAAP US GAAP	$178,819	$101,393	$41,815
Property, Plant and Equipment, Net Canadian GAAP US GAAP	$- $-	$- $-	$- $-
Deferred Development Costs Canadian GAAP US GAAP	$178,819 $-	$101,393 $-	$41,815 $-

Total Liabilities Canadian GAAP US GAAP	$173,444 $173,444	$185,778 $185,778	$41,715 $41,715
Working Capital Canadian GAAP US GAAP	$(173,444) $(173,444)	$(185,778) $(185,778)	$(41,815) $(41,815)
Share Capital Canadian GAAP US GAAP	100 100	100 100	100 100
Deficit Canadian GAAP US GAAP	$5,275 $(178,819)	$(84,485) $(144,063)	$- $(41,815)
Shareholders' Equity Canadian GAAP US GAAP	$5,375 $(173,444)	$(84,385) $(143,963)	$100 $(41,715)
Number of Outstanding Shares	5,994,270	5,994,270	100

(CAD$)	Period ended December 12, 2002	Year ended January 31, 2002	Year ended January 31, 2001
STATEMENT OF OPERATIONS DATA
Other Income Canadian GAAP US GAAP	$99,839 $99,839	$- $-	$- $-
Expenses Canadian GAAP US GAAP	$(10,079) $(87,505)	$(84,485) $(144,063)	$- $(41,815)
Income (Loss) for the Period Canadian GAAP US GAAP	$89,760 $12,334	$(84,485) $(144,063)	$- $(41,815)
Income (Loss) Per Share - Basic and Diluted Canadian GAAP US GAAP	$0.01 $0.01	$(0.02) $(0.04)	$(0.00) $(418.15)

No cash or other dividends of SESI have ever been declared.

Currency and Exchange Rates

On August 9, 2004, the exchange rate between Canadian Dollars and United States dollars was CAD$1.00: US$0.7590.

The following table sets out the exchange rates for one Canadian dollar ("CAD$") expressed in terms of one United States dollar ("US$") for each of the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

	Six Months Ended June 30, 2004	Eleven Month Period Ended December 31, 2003	Year ended January 31, 2003	Year Ended January 31, 2002	Year Ended January 31, 2001	Year Ended January 31, 2000
Average for Periods	0.7475	0.7217	0.6390	0.6425	0.7284	0.6766

The following table sets out the high and low exchange rates for the conversion of one Canadian dollar into United States dollars for each month during the previous last six months.

Month	Low	High
July, 2004	0.7492	0.7646
June, 2004	0.7261	0.7460
May, 2004	0.7159	0.7365
April, 2004	0.7296	0.7638
March, 2004	0.7421	0.7646
February, 2004	0.7440	0.7632
January, 2004	0.7093	0.7879

Exchange rates are based on the noon buying rates as posted by the Bank of Canada on its website at www.bankofcanada.ca.

B. Capitalization and Indebtedness

The following table sets forth Sonic's consolidated capitalization as of June 30, 2004 in accordance with Canadian GAAP.

Amount (Unaudited) (Cdn$)
Indebtedness(1)
Accounts payable	$99,222
Accrued Liabilities	$55,919
Due to Related Parties	$16,275
Total indebtedness(1)	$171,416
Shareholders' equity(2)
Common shares: 100,000,000 common shares without par value 17,523,492 shares issued and outstanding	$12,278,952
Deficit Accumulated During the Development Stage	($2,597,591)
Total shareholders' equity(2)	$9,681,361
Total capitalization	$9,852,777

(1) None of Sonic's indebtedness is guaranteed or secured.

(2) These amounts do not include common shares:

(a) reserved for issuance pursuant to options and warrants outstanding as of, or granted or issued after, June 30, 2004; or

(b) issued upon exercise of options and warrants after June 30, 2004.

As at June 30, 2004, Sonic has no outstanding indebtedness except trade accounts payable, accounts payable and amounts due to related parties, all generated in the ordinary course of business. Amounts due to related parties was comprised of $16,275 (unaudited) owed in connection with the purchase of Sonic's subsidiary, Contech PCB Containment Technology Inc., to Mr. Matthew Wilson, Sonic's Vice-President of Business Development.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The securities of Sonic are highly speculative and subject to a number of risks. These risks might affect Sonic reaching its business objectives, which include successfully developing and carrying out its plan of operation and achieving significant revenues from its business operations. A prospective investor or other person reviewing Sonic as a prospective investment should not consider an investment in Sonic unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Sonic's business include:

If Sonic is not able to enter into contracts for the remediation of PCB contaminated soil, then Sonic will not be able to earn revenues from its operations.

Sonic's business plan contemplates that Sonic will enter into agreements whereby it will undertake to remediate PCB contaminated soil using its proprietary technology. Sonic has only secured one soil remediation contract to date. There is no assurance that Sonic will enter into additional soil remediation contracts. In addition, companies that may contract with Sonic for soil remediation may await the results of Sonic's performance under its initial soil remediation contract before entering into soil remediation agreements with Sonic. In view of these factors, there is no assurance that Sonic will be able to generate revenues as planned from soil remediation contracts.

As Sonic's sonoprocess for the remediation of PCB contaminated soil is not commercially proven, there is no assurance that Sonic will be able to successfully remediate PCB contaminated soil on a commercial basis in which event, the Company will not be able to earn revenues from soil remediation contracts.

Sonic has developed proprietary sonoprocessing technology for use in its transportable sonoprocessing plants for the remediation of PCB contaminated soils. This technology incorporates Sonic's Platform Technology. The sonoprocess has been demonstrated on a test and demonstration basis. Sonic has not used its PCB sonoprocess to process commercial volumes of PCB contaminated soil on a commercial basis. While Sonic's Platform Technology has been proven in tests and demonstrations to remediate soil to levels required by government regulation, there is a risk that Sonic will not be able to achieve these results when Sonic's PCB sonoprocess is deployed on a commercial basis. If Sonic's PCB sonoprocess is not able to remediate PCB contaminated soil to below levels required by government regulation, then Sonic will not be able to meet the performance requirement under any soil remediation contract that Sonic enters into and it will not be able to achieve revenues.

As Sonic's sonoprocessing plants have not been proven to remediate commercial volumes of PCB contaminated soil, there is a risk that Sonic's plants will not be able to operate as anticipated in commercial applications with the result that Sonic may not be able to achieve anticipated revenues.

Sonic has recently completed the design and development of its first PCB sonoprocessing plant. This plant has been deployed for testing and demonstration purposes only. The plant has not been used to process contaminated soil on a commercial operating basis. Sonic may encounter problems with the design of its plants as it attempts to operate its plants in order to complete its obligations under soil remediation agreements. Any problems encountered with the design of the sonoprocessing plants could cause operating costs to be higher than anticipated and processing rates of contaminated soils to be lower than anticipated. Accordingly, problems with the design of the PCB sonoprocessing plant could result in Sonic incurring higher than anticipated operating costs and lower than anticipated processing rates and corresponding revenues.

If the costs of construction of Sonic's sonoprocessing plants are higher than anticipated, then Sonic will have less capital with which to pursue its plan of operations.

The Company presently plans to construct two new PCB sonoprocessing plants within the next twelve months. Sonic has only constructed one PCB sonoprocessing plant to date. There is a risk that costs of construction of the new PCB sonoprocessing plants may be higher than projected. If costs of construction are higher than projected, then Sonic will have less funds with which to pursue its plan of operations. In this event, Sonic's commercialization of its technology may be delayed with the result that Sonic may not be able to achieve anticipated revenues.

If the costs of operating Sonic's sonoprocessing plants are higher than anticipated, then Sonic's operating costs will be increased and its profitability reduced.

As Sonic has not commercially operated its PCB sonoprocessing plants, there is uncertainty as to the costs of operation that will be incurred by Sonic in completing soil remediation contracts. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. The occurrence of any of these events could decrease the operational time of the sonoprocessing plant, increase the cost of operation and ultimately reduce revenues. If operating costs of the sonoprocessing plants are greater than anticipated, the cost of completion of soil remediation contracts may exceed revenues realized from soil remediation contracts.

If Sonic does not obtain approval of its sonoprocess process for the remediation of PCB contaminated soil in British Columbia, it will not be able to complete its first soil remediation contract and it will not be able to achieve revenues.

Sonic is currently in the process of applying for regulatory approval of its sonoprocessing technology for treatment of PCB contaminated waste in British Columbia. This regulatory approval is required before Sonic is able to use its sonoprocess for the remediation of PCB contaminated soil in British Columbia. In addition, this regulatory approval is required before Sonic will be able to proceed with its initial soil remediation contract. While initial testing has demonstrated that the technology is capable of reducing levels of PCB contamination to government imposed requirements, there is no assurance that Sonic's process will obtain regulatory approval in British Columbia. If regulatory approval is not obtained, Sonic will not be able to complete its first soil remediation contract and will not be able to achieve revenues.

If Sonic encounters problems in the treatment of PCB contaminated soil using its sonoprocess plants, then Sonic may not be able to achieve anticipated revenues and Sonic's operating costs may be greater than anticipated.

Sonic may encounter problems in the treatment of PCB contaminated soil. Co-contaminants present in the soil may limit the application of Sonic's technology for remediation of soil to be treated. In addition, oversize material present in the soil may result in increased costs or complications associated with the processing of the contaminated soil. Accordingly, the presence of co-contaminants or oversize material may have the effect of increasing Sonic's operating costs and decreasing the revenues that Sonic is able to realize from soil remediation contracts.

As there is no assurance that Sonic's technology may be used in commercial applications, there is no assurance that Sonic will be able to achieve commercial deployment of its technology in commercial applications or achieve revenues.

Sonic is applying the Platform Technology in new applications and sonoprocesses and there is currently no assurance that the commercial uses contemplated for the technology developed by Sonic will prove feasible or competitive. Sonic has identified several potential commercial applications for its Platform Technology. The use of Sonic's Platform Technology for all of these applications is at the research and development stage. Accordingly, there is no assurance that Sonic will be able to achieve commercialization of its proprietary technology for any commercial applications or otherwise realize revenues from its sonoprocessing technology.

As Sonic has not achieved revenues to date there is no assurance that Sonic will achieve revenues or be able to pay dividends on its shares.

Since its incorporation on February 4, 2000, Sonic has had a history of losses. Sonic may never be profitable. Sonic has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future. A failure to eventually achieve profitability will negatively impact on Sonic's share value. As Sonic has not achieved revenues, there is no assurance that Sonic will ever achieve revenues or be profitable or be able to pay dividends on its common shares.

If Sonic does not obtain additional financing, then there is a risk that Sonic will not be able to complete commercial development of its technology or achieve revenues from the commercial application of its technology.

Sonic has not earned revenues to date, and there can be no assurance that Sonic will operate profitably at any time in the future. The business of Sonic will require substantial cash resources prior to commercialization, which Sonic must obtain from future financings involving the sale of equity or debt securities or by other means. There is no assurance that Sonic will be able to secure financing or that such financing will be obtained on terms favourable to the Company. Failure to obtain adequate financing could result in significant delays in the development of Sonic's products and a substantial curtailment of operations. Future financings could result in substantial dilution to Sonic's existing shareholders.

As there is uncertainty as to Sonic's ability to obtain patent protection for sonoprocesses using its Platform Technology and the sonoprocess for application to the remediation of PCB contaminated soil, there is no assurance that Sonic will be able to maintain propriety protection for its sonoprocesses and the application of its Platform Technology to PCB contaminated soil remediation.

Sonic currently holds patents in Canada, the United States, Germany and Japan on the Sonic Platform Technology, which expire at various times between 2008 and 2013. Patents for Sonic's PCB soil remediation sonoprocess are pending based on our US provisional patent application. Sonic's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent its rights. The patent positions for Sonic's sonoprocesses are uncertain and involve complex legal and factual questions for which important legal principles are in some circumstances unresolved. Thus, there can be no assurance that future patent applications will result in the issuance of patents, that any patents issued will provide it with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of others will not impede the ability of Sonic to do business, or that third parties will not be able to circumvent the patents. Furthermore, there can be no assurance that others will not independently develop products similar to those of Sonic, or, if patents are issued to Sonic, design around the patented products developed by Sonic. As Sonic acquired its intellectual property and assets through a creditor realization process, there is the possibility of legal challenges to Sonic's title to these assets on legal or equitable grounds.

If Sonic were to lose any of its key personnel, Sonic may not have the necessary personnel to implement its plan of operations with the result that it may not be able to achieve revenues.

Sonic's success will depend in large part upon the continued services of a number of key employees. Sonic's employment contracts with key personnel provide that employment is terminable at will by such personnel. The loss of the services of one or more of Sonic's other key personnel could have a material adverse effect on Sonic. In addition, if one or more of Sonic's key employees resigns from Sonic to join a competitor or to form a competing company notwithstanding such restrictions in their employment agreements, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on Sonic's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that Sonic would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel. The loss of any of Sonic's key personnel could result in Sonic's inability to successfully implement its plan of operations and achieve revenues.

Changes in environmental laws could increase the costs to Sonic of conducting soil remediation contracts or could result in the inability of Sonic to use its technology for soil remediation contracts, in which case, Sonic would experience decreased revenues and increased operating costs.

As discussed under "Environmental Regulations", Sonic will be subject to government regulations as they pertain to environmental operations and clean-up standards. Changes to these regulations and policies may have an adverse affect on Sonic's ability to compete or to even offer its services. Changes to government regulation may result in Sonic not being able to use its technology for PCB soil remediation or may result in increases to Sonic's costs of operation.

If other companies in the soil remediation business develop technology that is superior to Sonic's technology then Sonic's potential customers may enter into soil remediation contracts with Sonic's competitors with the result that Sonic may not be able to achieve revenues.

The environmental remediation industry is technological in nature and is subject to the rapid and substantial technological change that all such industries are likely to encounter. Technological competition among participants in the environmental remediation industry is intense and is expected to increase. There can be no assurance that developments by others will not render Sonic's products or technologies non-competitive or that Sonic will be able to keep pace with technological developments.

Many competitors and potential competitors of Sonic have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Sonic. Other companies may succeed in developing products earlier, obtaining regulatory approvals for such products more rapidly than we do or in developing products that are more effective than those proposed to be developed by Sonic. While Sonic will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Sonic's technology or products obsolete or non-competitive. The development by competition of technology that is superior to Sonic's may cause Sonic's potential customers to enter into soil remediation contracts with Sonic's competition.

Volatility and Illiquidity of Sonic's Shares Could Cause Investor Loss. The market price of a publicly traded stock, especially a junior issuer like Sonic, is affected by many variables in addition to those directly related to product development successes or failures. Such factors include the general condition of market for junior stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange suggests Sonic's shares will continue to be volatile. Therefore, investors could suffer significant losses if Sonic's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Sonic shares.

If Sonic Is Not Able To Successfully Manage Its Growth, Sonic's Operating And Capital Expenses May Be Higher Than Anticipated And Its Revenues May Be Lower Than Anticipated. If Sonic becomes successful, it will have to anticipate rapid growth and plan for it. Future operating results will depend on our management's ability to manage, hire and retain qualified employees, properly generate revenues and control expenses and many promising businesses have been unsuccessful in managing growth.

As Sonic's Management May Not Be Subject to U.S. Legal Process, It May Be Difficult For U.S. Investors To Enforce Any Judgment Obtained in the United States Against Sonic And/Or Sonic's Insiders. As Canadian citizens and residents, Sonic's directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Sonic's insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Sonic's management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, Sonic shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Sonic expects to be classified for U.S. tax purposes as a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. This status arises due to the fact that Sonic's excess product development funds are invested in interest-bearing securities creating "passive income" which, while modest and ancillary to the soil remediation business, is Sonic's only source of income. If Sonic is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Sonic. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Sonic's net capital gain and ordinary earnings for any year in which Sonic is a PFIC, whether or not Sonic distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. See also Item 10E - Passive Foreign Investment Company.

As Sonic's Shares Are Subject To The U.S. "Penny Stock" Rules, Investors Who Purchase Sonic's Shares May Have Difficulty Re-Selling Their Shares As The Liquidity Of The Market For Sonic's Shares May Be Adversely Affected By The Impact Of The "Penny Stock" Rules. Sonic's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Sonic's common shares have traded on the TSX Venture Exchange (or its predecessor exchange) since 2000. For further details on the market performance of Sonic's common stock, see "Item 9A." Although Sonic's common stock trades on the TSX Venture Exchange (sometimes herein "TSXV"), it is subject to U.S. "penny stock" rules. A "penny stock" is generally defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on Nasdaq or a national securities exchange;

(ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or

(iii) the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least US$2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Sonic's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend Sonic's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Sonic's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of Sonic's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Sonic's common stock also limits Sonic's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Sonic's shareholders may pay transaction costs that are a higher percentage of their total share value than if Sonic's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Sonic's securities. Sonic believes its shares will likely continue to be thinly-traded and that its stock is a "penny stock" as its tangible assets (basically cash and property, plant and equipment) may decline to less than US$2 million. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution And End Of Lock-ups May Result In Increased Sales Of Sonic's Shares In The Public Market With The Result That Sonic's Share Price May Be Depressed. At June 30, 2004, Sonic had 17,523,492 common shares, 1,827,834 stock options and 2,261,285 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Sonic's shares. At June 30, 2004, dilutive securities represented approximately 23% of Sonic's issued shares.

ITEM 4 INFORMATION ON SONIC

A. History and Development of Sonic

Sonic Environmental Solutions Inc." ("Sonic") was originally incorporated on February 4, 2000 under the laws of the Province of British Columbia, Canada as ADR Global Enterprises Ltd. ("ADR"). Sonic subsequently changed its name on December 12, 2002 to "Sonic Environmental Solutions Inc.". Sonic currently carries on business in the Province of British Columbia, Canada. It is governed by the Business Corporations Act (British Columbia). Sonic's head office is located at 1778 West 2nd Avenue, Vancouver, and its telephone number is (604) 736-2552.

Sonic became a "reporting" company under securities legislation in the Province of British Columbia on September 8, 2000 by having a receipt issued by the British Columbia Securities Commission for its prospectus pursuant to its initial public offering. Sonic was listed on the TSX Venture Exchange on November 29, 2000, and at that time, Sonic's business was evaluating various business opportunities prior to entering the environmental remediation business by acquiring SESI.

Sonic is an environmental solutions company focussed on commercializing its patented low frequency sonic generator technology using a process referred to as "Sonoprocessing," for use with a variety of applications, principally the destruction of soil contaminants. Sonic's proprietary technology is comprised of its sonic generator equipment and certain related patents and equipment.

Acquisition of Sonic SESI Systems Inc.

Sonic acquired SESI Systems Inc. ("SESI") on December 12, 2002. SESI is a British Columbia company that was incorporated on January 9, 2001. SESI is Sonic's principal operating subsidiary and is the owner of Sonic's proprietary sonoprocessing technology and related plant and equipment.

Sonic acquired SESI pursuant to an Arrangement Agreement (a form of merger agreement) dated for reference August 31, 2002, under which Sonic and SESI agreed to the combination of their respective businesses, assets and operations by way of a statutory plan of arrangement under British Columbia law known as a "Plan of Arrangement". The principal terms of the Arrangement provided that 100% of the issued and outstanding common shares of SESI were exchanged for 2,997,135 common shares of Sonic which were subject to the escrow restrictions imposed in part under TSX Venture Exchange policy and in part contractually, each as described below. This acquisition completed on December 12, 2002, and SESI thereupon was merged with SESI Systems Inc., a wholly-owned subsidiary of Sonic incorporated specifically for this merger. The Arrangement was completed in order that Sonic could become a fully listed public company and obtain financing for the project that it had chosen. The funding completed in connection with the acquisition was obtained in order to enable Sonic to further the development of its newly acquired sonoprocessing business and technology. The contractual pooling agreement was entered into in order that the number of shares to be ultimately received by the former shareholders of SESI is contingent upon the success of Sonic in generating revenues from the sonoprocessing technology.

Sonic issued an aggregate of 2,997,135 common shares to the shareholders of SESI upon completion of the Arrangement. These shares are presently held in escrow pursuant to both the policies of the TSX Venture Exchange (the "TSX Venture") and a voluntary pooling agreement. The terms and conditions of the escrow are set forth in an escrow agreement entered into between Sonic, Pacific Corporation Trust Company, as transfer agent for Sonic and escrow agent for the purposes of the escrow agreement (the "Escrow Agent"), and the former shareholders of SESI. The escrow agreement was entered into on December 12, 2002 concurrent with the completion of the acquisition of SESI. The policies of the TSX Venture impose a time based release of the shares from escrow according to the following escrow release formula:

Escrow Release Date	Percentage of Shares to be Released
June 12, 2003	5%
December 12, 2003	5%
June 12, 2004	5%
December 12, 2004	5%
June 12, 2005	10%
December 12, 2005	10%
June 12, 2006	10%
December 12, 2006	10%
June 12, 2007	10%
December 12, 2007	10%
June 12, 2008	10%
December 12, 2008	10%

In addition to being held in escrow pursuant to the policies of the TSX Venture Exchange, the 2,997,135 shares are also held in pooling arrangement on a performance based formula whereby the shares will be released to the former shareholders of SESI based on the achievement of revenue being generated from the sonoprocessing technology. The performance pooling arrangement provides for a maximum release over the first three years from completion of the Arrangement as set forth below and provides that 1,000,000 of the pooled shares will be released to such holders no later than five years from completion in any event. The release of the pooled shares before the five year anniversary of the acquisition will be contingent upon Sonic achieving the minimum annual operational revenue targets described on the table below:

Year	Annual Revenue Achieved	Minimum Cumulative Revenue	Cumulative % Released
1	$500,000 $850,000	500,000	20% 30%
2	$1,500,000 $2,500,000	2,000,000	50% 60%
3	$3,000,000	5,000,000	100%

Any excess over the annual minimum cumulative revenue threshold in one or more years will be carried forward to the following year(s) up to the fifth anniversary at which time a final calculation will be done. Releases will be made at least annually based upon the results of audited sales information.

If after completion of the fifth year from closing of the Arrangement there are any shares remaining in the pooling arrangement, a calculation shall be made calculating the aggregate five year gross revenue performance as a percentage of the minimum cumulative revenue projection of $5,000,000. The resulting percentage (the "Performance Percentage") shall be applied to the original number of pooled shares and to the extent that the released pooled shares expressed as a percentage of the original number pooled is less than this Performance Percentage, a number of pooled shares shall be released so that the percentage of pooled shares released equates to the Performance Percentage. Any pooled shares not subject to release by then shall be cancelled, subject to the requirement that one million shares be released by then in any event.

To date, no shares have been released from the pooling agreement as none of the revenue objectives under the performance escrow have not been satisfied to date.

Sonic changed its name from to "Sonic Environmental Solutions Inc." concurrently with its acquisition of SESI.

Business Development of SESI

Sonic's proprietary technology was originally developed by Cetec Sonics Inc., a company formed by two major corporations, Placer Dome Inc. and Cetec Engineering Inc. Records available to Sonic indicate that over $6.5 million (unaudited) had previously been expended on the development, patenting and testing of the sonic generator technology and applications by previous owners. The Sonic Generator was originally to be used for crushing rock in Placer's mining operations. The first of the Sonic Generators to be developed was a 5kW unit which was completed in the mid 1980's. Patents for the design of this vertical model sonic generator were filed in the U.S.A., Canada, the European Common Market countries, Australia, South Africa, Japan and a number of other countries, most of which have been allowed to lapse.

Cetec continued to develop the technology through to the early 1990's, until Placer made a corporate decision to revert back to its core ore crushing methods, and all of the designs and prototypes of the sonic generators, as well as the worldwide rights to use the patents developed for Placer were acquired by Cetec. Subsequently, in a corporate re-structuring, the three existing prototype sonic generators and all of the patents were transferred to ARC Sonics International Ltd. ("ASIL"), a party unrelated to SESI. ASIL pledged these assets to secure debt financing provided by a third party, Private Ventures Investments Ltd. ("PVIL"). The debt financing provided by PVIL to ASIL was secured by a general security agreement against ASIL's assets that was granted in 1998. ASIL was unable to pay its ongoing liabilities to its creditors and as a result Grant Thornton LLP was appointed as inspector of ASIL under the British Columbia Company Act in April 2000.

Eurobel Capital Partners Corp. ("Eurobel"), a shareholder of Sonic that presently owns more than 5% of Sonic's outstanding common shares acquired PVIL in late 2000. Prior to the acquisition of PVIL by Eurobel, each of PVIL and ASIL were arms length parties to Eurobel. At the time of the acquisition of PVIL by Eurobel, ASIL was indebted to PVIL in the amount of approximately $738,000, which amount was secured by the general security agreement covering all of ASIL's assets. In order to satisfy its obligation to PVIL, ASIL agreed to transfer its assets to or to the order of PVIL and executed a bill of sale on January 2, 2001 to effect a transfer of all of its assets to the order of PVIL. In connection with this transfer of assets, Grant Thornton advised the Supreme Court of British Columbia that there was no value to the rights and licenses held by ASIL.

Eurobel incorporated SESI for the purpose of acquiring the assets of ASIL. Eurobel, as the sole shareholder of PVIL, caused PVIL to direct that the assets of ASIL be transferred to SESI. SESI completed the acquisition of the assets of ASIL in January 2001 by the payment of cash consideration of $20. This acquisition of the assets of ASIL was accounted for by SESI based on the value of the consideration given up by SESI for the acquisition of the assets, being the amount of $20.

An aggregate of 5,994,170 common shares of SESI were issued as part of the corporate organization of SESI. Of these shares issued by SESI, Eurobel was issued 1,850,000 common shares and Adam Sumel, Sonic's president and a director, was issued 750,000 shares. These shares were subsequently exchanged for common shares of Sonic on completion of the Arrangement on December 12, 2002 on the basis of one common share of Sonic for each two common shares of SESI.

Bridge Loan

Sonic entered into a bridge loan agreement dated September 20, 2002 with Quarry Capital Corp., a private company controlled by Mr. Douglas Forster, and Mr. Richard Ilich in order to enable it to complete the acquisition of SESI. Each of Mr. Forster and Mr. Ilich was a director of Sonic at the time of the loan. Under the terms of the loan agreement, Quarry Capital Corp. and Mr. Ilich agreed to lend to Sonic the aggregate amount of $150,000, with each lender advancing $75,000. The purpose of the loan was to enable Sonic to fund the costs of the business combination with SESI and to enable Sonic to advance funds to SESI pending closing of the Arrangement. As consideration for the loan, the lenders received interest of 10% per annum and an aggregate of 90,910 bonus shares of Sonic (with 45,455 shares to each lender). The shares represented a bonus of 20% (or $30,000) payable in common shares of Sonic valued at a price of $0.35 per share. The shares were valued based on the last trading price of $0.44 per share, less a 25% permitted discount, in accordance with the policies of the TSX Venture Exchange. The 90,910 common shares were the subject of a time-released escrow formula in accordance with the policies of the TSX Venture Exchange whereby the shares were released over a period of 36 months from the date of completion of the Arrangement. A portion of the funds from the bridge loan were advanced by Sonic to SESI in order to fund refurbishment of the 75kW Sonic Generator and for working capital. The bridge loan was repaid by Sonic using the proceeds of the financing obtained by Sonic in connection with the acquisition of SESI.

Acquisition of Contech

Sonic acquired all of the issued and outstanding shares of Contech PCB Containment Technology Inc. ("Contech") effective August 1, 2003. Contech is a British Columbia company that was incorporated on September 13, 1994 under the Company Act of British Columbia, Canada. The acquisition was completed pursuant to an agreement dated August 1, 2003 among Sonic, Proline Industries Inc., Matt Wilson and Diane Wilson. Mr. Wilson is our vice-president of business development. Mr. And Mrs. Wilson were the beneficial owners of all of the outstanding shares of Contech prior to the acquisition. As consideration for the acquisition of Contech, Sonic issued 100,000 common shares and agreed to pay an aggregate purchase price of $67,375, of which $25,000 was paid on closing and the balance of which is payable in 15 monthly payments of $3,000. The 100,000 shares were held in escrow pursuant to an escrow agreement entered into in accordance with the policies of the TSX Venture Exchange pursuant to which 25% of the shares are releasable on each six month anniversary of the closing date. To date, an aggregate of 25,000 shares have been released from escrow. Mr. Wilson entered into a two-year contract with Sonic effective February 1, 2004 for his services as Vice-President, Business Development, at a monthly salary of $8,333 with a bonus payable based on gross revenues of Sonic.

Contech is a company specializing in PCB waste-handling and removal with extensive experience in electrical ballasts and other equipment. The acquisition of Contech was completed by Sonic in preparation for the commencement of commercial operations of Sonic's soil remediation business.

Recent Developments

Over the past 18 months, Sonic has completed an extensive process development and testing program to apply its technology to the remediation of soils contaminated by PCB. Sonic has designed, engineered and constructed its first operating plant ("Plant One"), which will initially be used to obtain the applicable regulatory approvals required in British Columbia. In carrying out these initiatives, Sonic intends to position itself to respond to the increasing global pressure that is forcing industry and government to address environmental challenges such as PCB-contaminated soils (see "Environmental Regulations").

Capital Expenditures

A discussion of Sonic's principal capital expenditures over the last three years may be found under "Development of the Business" and under "Investing Activities" in Item 5A. A description of the principal capital expenditures currently in progress or planned for the coming year may be found under Item 4.B of this Form 20-F under the heading "Plan of Operations".

B. Business Overview

Sonic's Business Strategy and Principal Activities

Sonic is a development-stage company which is investigating commercial applications for its patented low-frequency sonic generator platform technology to various industrial, chemical and biological processes. Sonic is focussing its initial commercial feasibility testing on a process for the remediation of PCB-contaminated soils; a use for which Sonic has also patented. The technology for this process is being tested for deployment on mobile platforms to enable for on-site soil remediation with a view to reducing both the costs and risks associated with transporting contaminated soils.

Sonic has undertaken the following activities in connection with the implementation of its business plan:

1. Sonic has undertaken testing of its sonic generator Platform Technology to verify the sonoprocess concept and the ability of the sonoprocess to destroy PCB in contaminated materials to below 2 parts per million ("ppm"). Sonic has also undertaken testing of its proprietary PCB sonoprocess to assess the ability of the sonoprocess and technology to remediate soils contaminated with PCB and DDT;

2. Sonic has refurbished the sonic generators acquired in the SESI acquisition and has used these sonic generators to undertake further testing of the sonic generator Platform Technology;

3. Sonic has leased a facility in Richmond, British Columbia for use as a demonstration and testing facility for its sonic generator Platform Technology and its sonoprocess for the remediation of PCB contaminated soils;

4. Sonic has completed the construction of Plant One which is Sonic's first demonstration plant incorporating a sonic generator and sonoprocess to remediate PCB contaminated soil.

5. Sonic has acquired Contech PCB Containment which provides collection, handling and disposal services for PCB contaminated equipment and materials;

6. Sonic has entered into a cost-sharing and collaboration agreement with the Canadian Minister of Natural Resources ("CANMET") for the testing of the application of Sonic's Platform Technology to the treatment of coal ash;

7. Sonic has undertaken the testing necessary to apply for approval of Sonic's sonoprocess for the treatment of PCB contaminated soil in British Columbia;

8. Sonic has secured its first contract for the clean up of a PCB contaminated soil at a site in the Lower Mainland of British Columbia; and

9. Sonic has commenced the engineering for Plant Two, Sonic's second sonoprocessing plant.

Sonic's business development activities and plan of operations are discussed in greater detail below.

Industry Background

About PCB Contamination

Polychlorinated biphenyl ("PCB") is an industrial chemical that was produced worldwide between the 1930s and 1970s. PCB is a dangerous class of chemical that tends to bio-accumulate in the body and cause a range of adverse health effects, including cancer, immune suppression, reproductive damage, birth defects and fetal death. PCB has been shown to accumulate in the environment and tend to move toward the top of the food chain, contaminating small organisms, fish, birds and mammals (including humans). PCB has been detected in the furthest reaches of the globe, including places far from where it was manufactured or used, such as in the fat of Antarctic penguins.

While the manufacture of PCB has reportedly ceased, the potential for release of PCB into the environment has not. Significant quantities of PCB continue to be used or are in storage meaning that PCB will likely constitute a threat for decades to come. Accordingly, the United Nations Environmental Committee ("UNEC") included PCB among the 12 most persistent organic pollutants ("POP's") identified for international action. At its nineteenth session in February 1997, UNEC concluded that an international action, including a global, legally binding instrument, was required to reduce the risks to human health and the environment arising from the release of the 12 POP's. Given the pressure from UNEC, international environmental groups, the public and governments to safely rid the planet of PCB, the management of Sonic believes there is a significant opportunity to provide a cost effective and environmentally safe process for the environmental remediation industry.

PCB is released into soil through spills, leaks from electrical and other equipment, and improper disposal and storage of PCB-laden equipment. PCB binds strongly to soil and remain there for several years. It is estimated that more than half of the PCB produced in the world has been released into the environment. The amount of PCB released to soil from manufacturing facilities has decreased over the years; however, millions of tons of contaminated soil remain to be remediated.

The US Environmental Protection Agency ("EPA") estimates there are millions of tons of PCB-contaminated soils in the United States that are on the EPA's National Priority list alone.

There is a developing social conscience that is driving the establishment of safe and effective modern waste disposal practices that eliminate landfills and incineration facilities and protect the environment. Traditional waste processing practices are now being considered more unacceptable; for example, a number of hazardous waste disposal facilities were closed in the 1980s because of unsafe treatment practices and because of environmental and public health risks.

Current Methods of Treating PCB in Soil

According to a report entitled "Management of Polychlorinated Biphenyls in the United States" published by the Office of Pollution Prevention and Toxics, U.S. Environmental Protection Agency (the "EPA") on January 30, 1997, the EPA and other researchers are currently reviewing the newer technologies described below, which have not necessarily proven capable of effectively or consistently treating PCB-contaminated materials. The majority of the technologies are in the research and development stages and have not yet been commercialized effectively. Significant data gaps exist for possible air emissions and end-product contaminants due to this early stage of evolution of the alternate technologies. Sonic believes that its sonoprocessing Platform Technology has the potential to be a more cost effective, permanent and versatile alternative method of remediating PCB contaminated soils compared to incineration, the most common method of PCB destruction. Sonic's sonoprocess is a non-thermal and transportable process which are qualities often favoured over incineration.

Incineration

Incineration continues to be the oldest and most common method for destroying PCB in Europe and North America. The incineration process uses high temperatures to volatilize and destroy organic contaminants in solids and liquids. Incineration of PCB and other chlorinated wastes has fundamental flaws, potentially allowing the formation of Dioxins and Furans (potentially up to 100,000 times more toxic than PCB) and the potential for uncontrolled releases into the atmosphere. As a result, rapidly increasing public resistance has made it virtually impossible to build new incineration facilities that deal with PCB, while existing facilities are placed under increasing pressure to shut down operations.

Bioremediation

Bioremediation uses micro-organisms to break down or detoxify organic compounds. Currently, very few bioremediation systems have been identified as being capable of biodegrading PCB on a scale large enough to be used for site remediation. Limitations of the bioremediation process include its slow rate, its difficulty to monitor and control, and its inconsistent results associated with toxicity, biodegradability, solubility, and nutrient availability.

Chemical Dehalogenation or Dechlorination

This method uses chemical reactions to remove PCB chlorine atoms from organic molecules. An example of a chemical dehalogenation process is "base-catalyzed decomposition" (BCD). BCD is an efficient alternative technology for treating PCB-contaminated soils.

Chemical Waste Landfills

In the US, landfills must be authorized by the EPA to receive PCB waste. As such, there is limited availability of suitable disposal sites. Transportation and disposal costs relating to landfills are increasing, and landfills are widely viewed as a temporary response. As the global community matures, there is a developing social conscience that is demanding the establishment of safe and effective modern waste disposal practices that eliminate landfills and protect the environment.

Soil Washing

Soil washing does not destroy wastes but involves mechanical mixing, washing, and rinsing soils to remove contaminants. The contaminants are removed by either dissolving them in the wash solution, or concentrating them into a smaller volume through simple particle separation. The process involves soil preparation, washing, soil water separation, wastewater treatment, and vapor treatment. Some of the process residuals may need further treatment for proper disposal.

Solvent Extraction

Solvent extraction does not destroy wastes but physically separates hazardous contaminants from soil. The process involves media preparation, contaminant extraction, solvent/media separation, contaminant collection, and solvent recycling. The contaminant extract requires further treatment, such as incineration or dehalogenation.

Stabilization/Solidification

Waste stabilization adds a binding agent to the waste to convert contaminants into a less soluble, less mobile or less toxic form. Waste solidification adds a binding agent to the waste to encapsulate the contaminants in solid material. Both of these technologies reduce the mobility of PCB, but do not concentrate or destroy it. This process generally involves soil or sediment excavation, removal of oversized debris, mixing of the waste with the binding agent and water, and possibly off-gas treatment.

Thermal Desorption

Thermal desorption uses high temperatures to physically separate contaminants from soil, sediment and sludge. The process involves materials handling, desorption, particulate removal, and off-gas treatment. Because thermal desorption concentrates PCB, the resulting PCB residue may contain a concentration greater than 50 ppm PCB, and other regulatory requirements would then need to be met.

Vitrification

Vitrification technologies use electrodes to heat and melt contaminated soil containing organic, inorganic, or radioactive contaminants. This process is very expensive and the temperatures for Vitrification are in the range of 1,000-2,000 degrees Celsius. The volume of the vitrified product is typically 20 to 45 percent less than the original volume of the waste. Off-gas collection systems generally are needed. The scrubber water and other process components may require further treatment or disposal.

Market Opportunity

The market for environmental remediation is global and many of the most valuable real estate development sites are contaminated by past industrial use. This is especially the case in regions where waterfronts were used as the main transportation arteries for industry. Redevelopment of some of these sites is precluded pending cost-effective and reliable remediation, especially where PCB contamination is a major factor. Until now, incineration has offered the only viable solution for the destruction of PCB and represents the financial benchmark for Sonic. However, in some parts of the world incineration of PCB is not permitted and even in Canada local authorities are reluctant to permit construction of these facilities.

Liabilities associated with soils contaminated with PCB constitute a grave corporate concern. This represents a growing market opportunity for treatment companies. Potential remediation costs of identified 'clean-up sites' in North America amount to billions of dollars. Sonic is initially focused on market opportunities in Canada, and plans to enter the U.S. market once it has successfully executed its Canadian operating strategy.

There are still many sites that have not been identified or reported to be contaminated. This normally occurs when an owner tries to sell or redevelop a parcel of land and one of the conditions of sale is an environmental assessment.

US Congress banned the sale and use of PCB beginning in 1978. The law has long been interpreted as prohibiting the sale of polluted property unless PCBs had been cleaned up. The Bush administration has recently (September 2nd 2003) ended a 25-year-old ban on the sale of land polluted with PCB. The management of Sonic believes that this will accelerate the market opportunities for soil remediation (see "Environmental Regulations"). The policy shift does not affect cleanup standards and liability rules for PCB sites, but rather was thought to be needed to resolve cases in which buyers want to clean up PCB-fouled sites that are owned by people who lack the money or ability to do it. A new owner is generally considered to inherit responsibility for cleanup of a contaminated site.

In Canada, according to a report entitled "Cleaning up the Past, Building the Future - A National Brownfield Redevelopment Strategy for Canada" published by the Canadian National Round Table on the Environment and the Economy, in 2003 it is estimated that there are as many as 30,000 sites that are considered to be environmentally contaminated areas with active potential for redevelopment (referred to as "Brownfield sites"). Of these sites, approximately 70% are in the category where if the cost of clean-up was lower then in the past, it would enable the redevelopment to proceed. The management of Sonic believes that due to the cost-effectiveness of the Platform Technology (see "Competition") and, in particular, its ability to transport the Sonic Generators to contaminated sites, Sonic will provide a remediation solution and therefore benefit from this existing stockpile of Brownfield sites. Management has hands-on experience in land development and has had many discussions regarding the future potential opportunities in this area.

In British Columbia, according to a report entitled "National Inventory of PCB in Use and PCB Wastes in Storage in Canada" published by the Toxics Pollution Prevention Directorate of Environment Canada in November 2002, there are over 500 storage sites for PCB-contaminated wastes and many of these contain contaminated soil.

Sonic has the ability to transport its Platform Technology to remote locations. This mobility will allow Sonic to compete effectively for military and government PCB-reclamation contracts. Larger sites are expected to be generate more revenues and as a result be much more profitable for Sonic due to this mobility.

Sonic has confirmed markets for its Platform Technology in many major industrialized countries and will seek to exploit these opportunities through partnerships and joint ventures which allow Sonic to ensure and participate in the operating success of these ventures subject to appropriate business structures. Sonic may license the technology to third parties under appropriate circumstances. Sonic has gained further patent protection in Germany and Japan, due to the size of markets and the desire for non thermal processes.

Despite the inherent challenges in estimating the amount of stockpiled contaminated soils, Federal, State (U.S.) and Provincial (Canadian) government agencies are identifying an increasing number of sites.

Regardless of the total volume of wastes, it is commonly agreed that disposal and treatment supply capability falls far short of demand. Many hazardous waste disposal facilities were closed in the 1980s because of unsafe treatment practices and because of fears of environmental and public health dangers. Only a handful of new facilities were opened in either Canada or the United States in the past decade and the majority of these are relatively modest in scope. To date, due to the high cost of incineration and transportation of hazardous waste to the two primary incinerators in Canada, most holders of PCB-contaminated wastes have opted to store these materials as opposed to remediating them and being permanently rid of the liability.

The Sonic Solution - Sonoprocessing Overview

Sonic has developed a proprietary (patents and patents pending) sonoprocess using its Platform Technology, whereby PCB is destroyed rather than just being removed or concentrated. The chemical destruction of the PCB is accomplished by the chemical alteration of the PCB to form salt and non-toxic hydrocarbons. These patents include U.S. Provisional Patent Application No. 60/374,512 "Sonication Treatment of Polychlorinated Biphenyl Contaminated Media" Hunt L., McKinley J., McElroy R. that was submitted on April 23, 2002. The sonoprocess does not allow the formation of dioxins and furans or the release of other toxic materials into the environment. Sonic has acquired, refurbished and built three Sonic Generators, described below, to treat contaminated soils with Sonoprocessing. These generators are transportable, reducing the need to transport hazardous wastes for treatment. Sonic's management believes that its proprietary application has the potential to be faster, better and cheaper than any current commercial process for the treatment of PCB-contaminated soils.

Sonic could create additional revenue and goodwill through the creation of greenhouse gas ("GHG") credits (offsets). A GHG credit is a reduction in GHG emissions at one source that compensates for GHG emissions at another source, and in Sonic's case, the credits would accrue from the replacement of incineration or other thermal processes with the Sonic sonoprocess for the non-thermal remediation of PCB contaminated soils. Full-scale trading of GHG reduction credits is already practiced in many countries, and Sonic anticipates that the sale/trade of such credits could someday contribute to its revenues.

Sonoprocesses are potentially applicable in such diverse industries as agriculture, chemical manufacturing and processing, food processing, municipal waste treatment, petroleum, pharmaceutical, pulp and paper, potable water treatment and environmental remediation. Sonic intends to focus on applications relating to remediation of contaminated soils. The Sonic Platform Technology includes the application of low frequency sonic energy to mixing and chemical processes on an industrial scale. The Sonic Generators have the ability to perform selected mixing functions faster than current mixing equipment, and to perform some mixing and processing functions which are either impossible or impractical with current equipment.

Sonic Generators

Sonic Generators produce extremely intense agitation via low frequency sonic energy using a steel bar vibrating at its natural resonance frequency. The vibrational sonic energy from the bar is transmitted to the attached chambers through which fluid materials or slurries can be pumped and are subjected to very intense audio agitation. The intense agitation can be used to grind particles, effect rapid gas-liquid mass transfer, emulsify fluids and, in some cases, enhance rates of chemical reactions in industrial scale applications. Processes which take place in the presence of sonic energy are referred to as "sonoprocesses".

Sonic currently has three versions of its Sonic Generators: a 5 kW model, a 20 kW model and a 75 kW model, which are differentiated by the amount of material each Generator is able to process. The kilowatt (kW) rating of a sonic generator refers to the electrical power consumption of the Sonic Generator. A kilowatt is a measure of electrical power consumption and is equal to 1,000 Watts. In general, the greater the power consumption rating of a Sonic Generator, the greater its capacity to process material. Correspondingly, the greater the kilowatt rating of a Sonic Generator, the larger and heavier the Sonic Generator. The current machines generate in the low frequency range from 100 to 500 Hz and range in weight from 1000 pounds to 6.5 tons. These units are based on two designs (horizontal and vertical) on which Sonic currently holds patents. In July 2001, an independent engineering consulting firm was retained to perform a technical review of Sonic's Platform Technology. This review concluded that proof-of-concept had been achieved for using Sonic's technology in several potentially commercial applications, including environmental remediation.

The defining feature of the Sonic Generator is its ability to apply very intense audio frequency "agitation" or "vibration" to chambers mounted on each end of the vibrating bar or to fluid materials in direct contact with the bar. The core of Sonic's patented Platform Technology is the electromagnetic drive system. The electromagnetic drive system converts electric power, via sequentially activated magnets, to resonant vibrational energy in a steel bar. Vibrational energy from the bar is transmitted to the attached 'cells' through which fluid materials can be pumped and be subjected to very intense audio frequency agitation. The vigorous agitation action can be used to grind particles, effect rapid gas-liquid mass transfer, emulsify fluids, and in some cases enhance rates of chemical reactions. These low frequency Sonic Generators include commercial scale units with sufficient processing capacity for the first operating Sonoprocessing plant. Despite their size, the Sonic Generators remain transportable and require no anchoring once on site.

The Sonic Generators have demonstrated the ability to process fluids and/or liquid-solids mixtures (slurries) at commercially acceptable flow rates. The current machines generate in low frequency range from 100 to 500 Hz and range in weight from 1000 pounds to 6.5 tons.

The 20kW unit and the 75kW unit are based on the horizontal design and have chambers at each end through which fluid materials are pumped and subjected to very intense agitation. The 5kW unit the vertical design that has its bar extending into the chamber in order to effect a rapid gas-liquid mass transfer or emulsify the subjected fluid materials. Sonic has recently refurbished all the units and has the necessary detailed data that gives Sonic the ability to produce appropriately sized units for specific applications, as may be required.

Sonic's Sonoprocessing Plants

Sonic has designed and developed sonoprocess plants for the treatment of PCB contaminated soil. Each plant incorporates a sonic generator, together with related equipment that enables the soil to be treated in the two chambers attached to each end of the sonic generator within the plant facility.

Each plant generally consists of the following components:

1. a sonic generator, where de-aglomeration of the contaminated soil and the destruction of PCB's within the soil occurs;

2. mixing tanks, where the contaminated soil is mixed with a solvent and heated in order to form a slurry that can be pumped through the chambers of the Sonic Generator;

3. separation equipment in which the treated soil and the solvent are separated;

4. a soil water wash facility in which water is used to wash treated soil;

5. holding tanks for water used in the soil water wash process; and

6. pumping, mixing and related equipment necessary for the operation and control of the plant.

The process for treatment of contaminated soil within the sonoprocessing plant is described as follows:

1. The contaminated soil is screened to remove oversized material that is not treatable in the plant;

2. The contaminated soil is mixed with a solvent to create a slurry. The slurry may be heated during this mixing phase depending on the moisture content of the soil;

3. The slurry is pumped through the chambers of the sonic generator and the solvent is then separated from the soil;

4. A chemical is added to the solvent which is then pumped through the sonic generator and the PCB molecules are destroyed to form common salt and non-toxic hydrocarbon molecules;

5. Solvent remaining in the soil is recovered from the soil and re-circulated to a solvent storage tank for re-use in the sonoprocess;

6. Spent solvent may be treated and used as bunker fuel in cement kilns or other similar applications without further processing.

The PCB sonoprocess plants are designed for construction on transportable modules in order that the plants can be transported by either road, rail or sea transportation to a contaminated soil site. No special load arrangements are expected to be necessary for transportation of the PCB sonoprocess plants by road.

Sonic anticipates that each sonoprocessing plant will cost approximately $1,700,000 to construct. This cost includes the cost of the sonic generator used in the sonoprocessing plant. Operating costs of the sonoprocessing plants will vary according to the following factors:

(i) the degree of contamination of the soil to be treated;

(ii) the nature of the soil to be treated;

(iii) the presence of non-soil material mixed in with the soil to be treated;

(iv) the moisture content of the soil; and

(v) the availability of power at the work site versus the requirement to obtain power from a portable generator.

Each operating plant is powered by electrical energy supplied from the local electricity grid or from portable electrical generators. Each plant is expected to have a typical plant operating life exceeding 15 years, with proper maintenance and parts replacement programs. The operating costs of Sonic's plant are expected to be significantly less than operation costs for incineration when including transportation costs for the soil or the plant.

Intellectual Property

Sonic currently holds the following patents on the Platform Technology as follows:

Sonic Generator

Country	Patent No.	Expiry Date
United States	4,941,134	April 1, 2008
United States	5,005,773	March 31, 2009
Germany	689 20 612.7	March 30, 2009
Japan	JP2873309	March 31, 2009
Canada	1,325,266	December 14, 2010

Grinding Method and Apparatus

Country	Patent No.	Expiry Date
Germany	689 28 152.8	March 30, 2009
Canada	1,333,959	February 22, 2013

The patents are broad in scope and each has a number of key design claims that management believes help prevent competitors from producing a similar design. The most apparent distinguishing patented claim is for the electromagnetic drive system. The intensity of the energy generated cannot be reproduced and/or focused into the processing chambers in as efficient a manner as with this electromagnetic drive system.

Business Development

Research and Development Activities

Sonic has been engaged in sonoprocess research and development activities since the completion of the acquisition of SESI in December 2002. Prior to the acquisition, SESI was engaged in the research and development of the sonoprocessing technology and the development of 5kW, 20kW and 75kW Sonic Generators.

In 1991, SESI investigated the potential commercial applications of the Platform Technology. As a result of the investigations SESI identified several possible commercial applications of the Platform Technology. These include:

1. the de-aglomeration of materials (the breakdown of aglomerated materials into individual particles);

2. the creation of dispersions (homogeneous suspensions of solid particles in a fluid);

3. fine grinding (the creation of small particle sizes typical of powders or materials that are required to be kept in a suspension);

4. the synthesis of industrial chemicals (creation of a chemical through the chemical bonding of other chemicals or elements); and

5. the chemical extraction of metals (the extraction of metal elements or compounds from the material or chemicals).

Notwithstanding other potential commercial uses for its technology, Sonic has determined to initially focus its business on soil remediation. This determination was made by Sonic in response to a series of tests that demonstrated that the Platform Technology could process PCB contaminated soil and meet regulatory remediation levels for PCB contaminated soil.

SESI conducted tests of the sonoprocessing technology in 2002 for the purpose of assessing whether the process could remove PCB contamination in soil to below a 2 ppm PCB level. A 2ppm PCB level means that there are two parts PCB per million in the soil after treatment. The 2ppm PCB level is widely considered equivalent to complete destruction and is the threshold below which treated soil can be accepted for fill into residential or industrial land in British Columbia. An initial set of batch tests was performed in early 2002 with a sample size of 4 litres. The contaminated soil samples had an average initial level of 470 ppm PCBs and were remediated to below 2 ppm PCBs using Sonic's 20kW Sonic Generator. These tests demonstrated a new process that destroys PCBs without high temperature incineration. As a result of these tests, Sonic filed for US patents for the PCB sonoprocessing in April 2002. In addition, a second series of tests with a slurry volume of 180 litres (a 45:1 scale-up), was conducted in May 2002 utilising a vertical 5kW Sonic Generator with an accompanying flow-through reactor vessel. The contaminated soil samples had an average initial level of 1,043 ppm PCBs and were remediated to below 2 ppm PCB.

Cost-Sharing and Collaboration Agreement with Canadian Minister of Natural Resources

Sonic entered into a cost-sharing and collaboration agreement dated December 12, 2003 (the "Collaboration Agreement") with the Canadian Minister of Natural Resources ("CANMET"). The purpose of the agreement was to establish a joint research program to assess the feasibility of using a sonoprocess for the treatment and conditioning of polluting ash residue resulting from FBC (fluidized bed combustion) coal-fired power stations. The treatment and conditioning of the ash would apply a patented process developed by CANMET for the reactivation and pacification of ash from fluidized bed combustion (the "CANMET Process") facilitated by Sonic's sonic generators. The Collaboration Agreement contemplates a four phase joint development program, the first phase of which was the subject of the Collaboration Agreement. Under the Collaboration Agreement, CANMET agreed to carry out tests on the treatment on ash from FBC coal-fired power stations using Sonic's sonic generators to process the ash. Sonic agreed to provide the sonic generators and support personnel in order to enable CANMET to complete its research tests. Sonic agreed to pay to CANMET the amount of $27,800 in consideration for CANMET undertaking the research, of which $10,000 was paid on execution of the agreement. Sonic also provided CANMET with a license to use its technology for the term of the Collaboration Agreement in order to enable CANMET to complete the research work.

All intellectual property developed from the work under the Collaboration Agreement will be owned by CANMET, provided that CANMET has granted Sonic the option to license all intellectual property developed from the work completed under the Collaboration Agreement. The license to be granted would be an exclusive world-wide license, subject to CANMET's reservation of the right to use the intellectual property for research and development purposes. The license would be in effect for a term expiring at the later of March 31, 2010 or the expiry date of CANMET's patents that underlie the intellectual property. This option can be exercised by Sonic up to March 31, 2005. To exercise its option, Sonic must pay a minimum advance royalty in the amount of $10,000. Thereafter, Sonic will be required to pay a base royalty of $20,000 annually plus royalties equal to the following:

1. 2% of gross revenues derived from Sonic's entire ash pacification business;

2. 2% of gross revenues derived from any joint venture formed by Sonic to exploit the ash pacification business; and

3. 45% of the financial value of any consideration Sonic receives from sub-licensing transactions.

In Phase One, tests were carried out by CANMET in the first half of 2004 with ashes from the 165 Mwe CFBC boiler owned and operated by Nova Scotia Power (An Emera Company) and the two 100 MWe CFBC boilers owned and operated by the Nelson Industrial Steam Company. The aim of the tests was to reconfirm earlier tests, which demonstrated that Sonic's technology was an effective method of hydrating and carbonating the free lime component left in these ashes. Two possible goals were in view; the first was to hydrate these ashes in a matter of minutes to allow them either to be reinjected back into the boiler for further sulphur dioxide capture (reactivation), or to produce a material with better properties for landfill disposal. The second main goal of this test work was to produce a material in which most or the entire active calcium oxide component in the ash was carbonated. This, in principle, can result in an ash that has superior properties for landfill, and for reactivation. Carbonation also has the added advantage that it allows a net reduction in the carbon dioxide emissions from a FBC plant firing high-sulphur fuels such as eastern Canadian coal, or western Canadian petroleum coke.

The tests were carried out by CANMET, in conjunction with staff from Sonic, on the 20 kW and 75 kW sonic generators owned by Sonic. The results demonstrated that, for both ashes, high hydration levels were achieved by the sonicated materials, which improved if grinding media were used.

Phase One is essentially complete subject to reporting requirements which is in the draft stage. While the expiry date of the Collaboration Agreement was June 30, 2004, Sonic anticipates that the Collaboration Agreement entered into for Phase One will be extended to allow reporting to be completed. The decision as to whether or not to renew the Collaboration Agreement will be based on the results of testing and the determinations of each of Sonic and CANMET as to whether to proceed. Sonic is currently undertaking a more detailed confirmation of the process economics and commercial market opportunity. Following this the subsequent phases of development would require a pilot plant process to be developed, tested and deployed in a field situation at an operating power plant. There will not be any assurance that this application of Sonic's sonoprocessing technology may be commercially deployed for this application until such time as a pilot plant has been developed, tested and deployed in a field situation at an operating power plant.

Refurbishment of the Sonic Generators

Sonic undertook the refurbishment of the 75kw sonic generator in 2002. This refurbishment was necessary in order to enable Sonic to continue its programs for testing of the application of the Platform Technology for the use in PCB soil remediation. The sonic generator had been stored outside under covers with some resultant superficial deterioration. The sonic generator was disassembled and re-built as preventive maintenance with replacement of some electro-magnetic components.

Contech Acquisition

In anticipation of the commencement of commercial remediation operations, Sonic purchased 100% of Contech in August 2003. Contech is a collection and consolidation service for the removal of stored or recently removed electrical components which may contain PCB and other PCB contaminated wastes. Contech operates a small-scale local environmental business removing PCB's from fluorescent ballasts. It specializes in on-site contracting, the handling, transport and disposal of PCB-contaminated products, mainly electrical ballasts since 1994. One of the Contech vendors, Mr. Matthew Wilson, now serves as Sonic's Vice-President of Business Development.

Contech handles hazardous wastes, including packing, providing of approved storage containers, collection and transportation of the contaminated materials, and associated regulatory matters. Contech is licensed with experienced staff to handle and transport hazardous wastes and has environmental risk insurance, permitted facilities, and a dismantling, separating, cleaning and packaging plant located on Mitchell Island, Richmond, B.C. Staffing consists of a Sales Manager and Plant Operator. Contech now has its administration based out of Sonic's corporate head office.

The main components of the business are sales and marketing and the processing of waste. The sales cycle is a system of calls, monitoring of the job process and the building of relationships with ongoing referral sources of business. The handling of the material is clearly regulated by the British Columbia Provincial Government guidelines for special waste.

Contech has 9 years environmental insurance and operational experience in the safe handling of PCB contaminated material. This operating history facilitated Sonic in obtaining environmental insurance and in handling PCB contaminated soil required for the demonstration program for Plant One. At present, Sonic plans that Contech will continue its business activities as a wholly owned subsidiary of Sonic.

Contech is located at a site on Mitchel Island in Richmond, British Columbia. The present site can handle all of the work projected for the Company and includes both consolidation and sorting facilities. These facilities comprise handling and consolidation systems for PCB waste materials. Since no materials are permanently stored on site the capacity of the facility is limited only by the ability of Contech to process materials. Currently, Contech can handle up to 700,000 kg of material annually.

Sonic completed the acquisition of Contech for the following reasons:

(i) Contech has an established client base which Sonic may use to source further soil remediation projects;

(ii) The acquisition enables Sonic to handle hazardous materials that may be encountered on a project site other than PCB contaminated soil as Contech is licensed to handle the transportation of hazardous materials and provides a permanent facility to deal with dismantling, separating, cleaning and packaging of these hazardous materials; and

(iii) The acquisition enhances the ability of Sonic to provide a complete hazardous materials solution to potential clients who require soil remediation services.

Lease of Demonstration Facility

In October 2003, Sonic entered into a lease of land for a demonstration facility in Richmond, British Columbia. Sonic has located its Plant One on this property. The property is leased from Hazco Environmental Services Inc. pursuant to a property lease agreement dated October 21, 2003. The lease is for one year expiring November 1, 2004, with a yearly extension option. The rent for the site is $24,000 per year with an additional $50 per tonne of material handled through Plant One currently located on the facility, calculated monthly.

Construction of Plant One

Sonic commenced the construction of Plant One in 2003. Sonic completed the fabrication and construction of Plant One in the first quarter of 2004. Sonic has located Plant One at its demonstration facility in Richmond, British Columbia. Plant One has been commissioned and has been used in the second quarter of 2004 for conducting tests as part of the process of applying for regulatory approval of Sonic's technology in British Columbia. Plant One will be fully capable of commercial remediation for small sites; however, Sonic plans to use Plant One for testing and demonstration purposes. Accordingly, Sonic has not projected any significant revenue from Plant One because it remains a large-scale pilot plant operation.

Sonic has expended $563,772 through to June 30, 2004 in connection with the construction of Plant One. Additional expenses in connection with commissioning and testing of Plant One are anticipated.

Regulatory Approvals and Testing Activities

During the second quarter of 2004, Sonic conducted tests of PCB contaminated soil at its Plant One as part of the regulatory approval process for the British Columbia Ministry of Land, Water and Air Protection (Ministry). The tests were required to be completed as part of the process of obtaining the approval for the use of Sonic's PCB sonoprocess plants in British Columbia. The approval of the Ministry is required under the Waste Management Act. Under the Waste Management Act, Sonic was required to complete the tests under the review of an independent environmental consultant. Sonic retained URS Corp. as its independent consultant as required under the approval process. Sonic pays URS Corp. on a fee-for-service basis in accordance with rates charged by URS Corp. for its services. URS operates globally and extensively within North America. URS is a multi-discipline engineering consulting firm specializing in environmental processes and remediation.

Sonic conducted four (4) tests which were independently witnessed by URS Corp. and staff from the Greater Vancouver Regional District (GVRD). The GVRD is the municipal governing body that has jurisdiction over air emissions in the Lower Mainland area of British Columbia in which Sonic's demonstration facility is located. The tests were conducted to demonstrate the efficacy and environmental performance of Sonic's proprietary process for the remediation of PCB contaminated soils. The efficacy of Sonic's process was confirmed by analysis of the PCB levels in the soil samples before and after our process treatment utilizing Sonic's Plant One destruction facility. The four tested soil samples were from a PCB contaminated site in British Columbia and all had initial PCB levels in excess of 400 ppm PCB. These were all successfully remediated to less than 2 ppm using Sonic's proprietary PCB destruction sonoprocess.

The first of the four tests was conducted as a scoping test to allow Sonic to determine a test methodology for the analysis of any potential air emissions from our process. Sonic's air emission permit from the GVRD required Sonic to measure and report air emissions and at the anticipated low levels of emission from the Sonic process, the monitoring method had to be confirmed. Results from the scoping test confirmed acceptable air emissions in an abbreviated analysis. Air emissions from subsequent testing will be independently analyzed in more detail and reported to the GVRD and the Ministry.

As part of the approval process under the Waste Management Act, Sonic will also test and report on process water and solvent used in our tests in order to confirm final design criteria for treatment and disposal of these materials. These materials were re-circulated and re-used in all four tests. Initial results confirm that all used solvent had PCB levels below the analytical detection limit of 2 ppm.

The next stage of the regulatory approval process under the Waste Management Act is the submission by URS of its report on the tests to the Ministry. URS plans to submit its report on the tests to the Ministry by August 2004. Sonic will also use the results of the test as part of the process design optimization for Plant Two and Plant Three.

Juker Holdings Soil Remediation Contract

Sonic entered into its first commercial soil remediation contract on July 23, 2004. The soil remediation contract is a property clean-up agreement between Sonic and Juker Holdings Ltd. ("Juker"). The contract relates to the onsite clean-up and treatment of approximately 3100 tons of PCB contaminated soil and other materials on property owned by Juker. A minimum of 2,200 tons of contaminated soil plus contaminated sludge contained in barrels is expected to be processed by Sonic using its sonoprocessing technology. Included in the total material is concrete, asphalt and other non-soil materials which will be handled and removed from the site by a third party under the supervision of Sonic. The property is located in the Vancouver Lower Mainland of British Columbia. Sonic plans to deploy its Plant Two soil remediation facility in order to complete the soil remediation work required under this contract. Sonic's 75kW sonic generator will be used in connection with the operation of Plant Two to complete this work. The agreement is subject to Sonic obtaining regulatory approval for its sonoprocessing soil remediation process from the Province of British Columbia under the British Columbia Waste Management Act. The agreement will require Sonic to remediate the soil to standards required by the British Columbia Ministry of Water, Land and Air Protection to the industrial soil level specified in the British Columbia contaminated sites legislation.

These standards will require that the treated soil have less than 5 ppm of PCB. Sonic anticipates processing the soil during 2005, however clean-up of the non-soil materials is anticipated to start prior to 2005. The agreement is structured to give Sonic flexibility as to the timing of completion of the contract. All soil clean-up and treatment must be completed by January 23, 2006 at the latest. Sonic plans to commence soil remediation work upon the completion of the construction of Plant Two and receipt of regulatory approval of its process in British Columbia.

Plan of Operations

Sonic intends to try to market its remediation services directly and through licenses or joint ventures with waste management companies. Sonic's business model is to form a successful PCB remediation operating business in North America and to partner internationally. Sonic currently intends to subcontract the machining, assembly and overall construction of the sonoprocessing plants and sonic generators to qualified sub-contractors.

Regulatory Approval Process

Sonic plans to continue the regulatory approval process that it has commenced in order to achieve regulatory approval for its PCB de-contamination process in British Columbia under the Waste Management Act. Sonic's objective is to secure this regulatory approval by the end of 2004.

If Sonic is successful in securing regulatory approval of its process in British Columbia, Sonic plans to pursue approval of its process in the Canadian province of Ontario. Sonic anticipates that it will use its report and the independent report of URS Corp. in pursuing approval of its process in Ontario.

Construction of Plants Two and Three

Sonic intends to construct Plants Two and Three, its first large scale mobile units (see "Plan of Operation") at sub-contractor facilities during the next 12 months. These plants will be mobile units which will travel to the clients' facilities and process PCB wastes on-site.

The timeline for completion of the engineering and construction of Plants Two and Three is projected to be six months for each plant with commissioning of Plant Two in December 2004 and Plant Three in April 2005.

Sonic will deploy Plant Two to complete the Juker Holdings soil remediation contract. In the long term, Sonic plans to deploy Plant Two in the Pacific Northwest and Plant Three in eastern Canada.

Soil Remediation Contracts

Sonic plans to complete the Juker Holdings soil remediation contract before the end of 2005. Sonic will be the main contractor and will subcontract site preparation which will commence as soon as possible. Sonic's objective is to commenced actual on-site treatment prior to the end of the fourth quarter 2004, subject to Sonic obtaining regulatory approval of its process in British Columbia under the Waste Management Act and completing the construction and deployment on-site of Plant Two. Further, Sonic must complete and completed the construction and deployment on-site of Plant Two before it can proceed with the remediation of contaminated soil under this Agreement.

Sonic is actively pursuing other PCB contaminated soil remediation contracts and believes the completion of the first successful project will greatly facilitate its ability to obtain additional PCB contaminated soil remediation contracts.

Marketing Strategy

Sonic has developed relationships with land developers and remediation companies which have resulted in potential strategic clients for Sonic to work with as beta sites for Plant Two. The ability to cooperatively work with clients during the first applications of the process will help ensure that Sonic has the opportunity to optimize the process and build a track record of success technically before focusing on the financial success of the process.

Sonic has contacted companies that collect, store and dispose of PCBs. Most of those contacted confirmed an interest in Sonic's Platform Technology for soil remediation, and were receptive to possible business arrangements with Sonic. More than 50 companies holding PCB-contaminated soils have also been contacted and fourteen letters of interest in Sonic's services have been received.

Sonic will initially demonstrate the Platform Technology for soil remediation using Plant One, which will be used to receive an initial regulatory approval, optimize the design of the plants, and conduct application testing for contract site remediation. Sonic intends to conduct its first contract remediation project using Plant Two in British Columbia (see Plan of Operations above), and will follow up by marketing in this region. As Plant Two becomes fully utilized in Western Canada, Sonic will introduce Plant Three into Eastern Canada and contingent on its success, will target the much larger market in the United States.

Pricing

Sonic's pricing strategy will be to demonstrate the effectiveness of the PCB sonoprocess and that it can compete aggressively on price. Soil remediation using sonoprocessing is anticipated to have a lower cost than comparable traditional treatment methods such as incineration. The pricing for soil remediation services is such that it is competitive within the industry, but at the same time it allows for at least a reasonable gross margin, regarded generally as the standard in the industry. Generally speaking, soil incineration prices currently range from $900 to $1,150 per ton of soil excluding excavation and freight costs from the contaminated site to the incineration site.

Environmental Regulations

There are laws and regulations governing all aspects of waste storage, treatment and disposal. The recent Hazardous Materials Regulation (Section 2.0) plus the existing Canadian Environmental Protection Act, Canadian Environmental Assessment Act and the various provincial environmental assessment acts will require the prompt and final disposal of soils contaminated with PCB. The 2004 Canadian federal budget provides funding for the remediation of several major contaminated sites. Sonic's management believes current and future PCB regulation will further drive demand for its services and increase the sense of urgency amongst potential customers who may currently hold PCB-contaminated soil.

There is a regulatory framework for treating hazardous materials in all North American jurisdictions, including each of the provinces of Canada and which laws are subject to change from time to time. For example, in 1997, the Quebec Hazardous Materials Regulation Act was amended to exclude contaminated soils, including PCB-contaminated soils, from the classification of "hazardous materials" in Quebec. Due to this modification, Quebec allowed companies to establish contaminated soil treatment centres without going through an environmental impact study which may include a public hearing process and two-year waiting period. However, the Quebec Ministry of the Environment has recently amended its regulations so that, in future, companies treating PCBs will have to undergo an environmental impact study. Regulations also require that the test results for a decontamination process must meet standards with respect to air emissions and soil contamination, and in the case of thermal destruction, processing must be able to destroy 99.9999% of the contaminants. In addition to the regulatory process for establishment of treatment facilities, Sonic's operations and markets will likely be affected by various additional regulations concerning storage, treatment and disposal of hazardous material.

Differences between Canadian and Unites States hazardous waste regulations have impacted the markets for hazardous soils. In the United States, the EPA considers landfills a form of temporary containment because they tend to leak over an extended period (30 to 50 years). As a result, the EPA has instituted landfill disposal restrictions (May 1999) which ban certain Persistent Organic Pollutants (or "POPs") such as Dioxins and Furans from United States landfills. United States regulations also restrict PCBs with concentrations over 50 ppm from crossing the United States border thereby providing a perceived opportunity to Sonic to compete for United States business for which Canadian based incinerator services will not be able to participate. Canadian laws restrict the land-filling of waste containing PCBs above 50 ppm. Sonic will have to comply with all current and proposed environmental regulations in Canada and the United States and is likely to have the challenges of a changing legal and regulatory landscape.

Permit Process

Processes for the treatment of "Special" or "Hazardous" Waste (such as PCB) are subject to regulations and an approval process within the proposed jurisdiction. In British Columbia, the treatment of "Special" waste is governed by the Waste Management Act, Special Waste Regulations up to B.C. Reg. 52/95.

Sonic has met with all relevant British Columbia authorities regarding Plant One. Sonic's formal approval application has been submitted, and approval to demonstrate Plant One has been granted, including required regulatory testing. Sonic retained URS Corporation, an independent environmental engineering firm to advise and assist Sonic throughout the permitting and approval process. URS operates throughout North America and is contracted to Sonic on a fee-only basis and on a task by task basis.

Sonic leased a demonstration facility for Plant One within a hazardous waste facility which is licensed and approved as a "Hazardous" materials receiving and storage facility (see "Property, Plant and Equipment"). Plant One has been constructed and located at this site. Sonic sought and obtained a permit for a demonstration trial for our Plant One facility.

Sonic's process for remediating PCB contaminated soil must be approved by the British Columbia Ministry of Land, Water and Air Protection before Sonic can treat PCB contaminated soil in British Columbia. This approval is required under the Waste Management Act. In order to obtain this approval, Sonic was required to establish that its process can be used to remediate contaminated soil to standards required by the British Columbia Ministry of Water, Land and Air Protection in the British Columbia contaminated sites legislation. Under the Waste Management Act, Sonic was required to complete the tests under the review of URS as their independent environmental consultant. As disclosed above under the heading "Business Development - Regulatory Approvals and Testing", Sonic has undertaken the necessary testing under the supervision of URS in order to obtain approval under the Waste Management Act. Sonic and the independent consultant must now submit a report on the testing and the results to the British Columbia Ministry of Land, Water and Air Protection as the next phase of the application for approval of the process.

Sonic anticipates that it will be required to obtain government approval of its PCB contaminated soil remediation process in each jurisdiction in which its intends to remediate PCB contaminated soil. Government approval is anticipated to be at the provincial or state level. However, individual municipalities and local government authorities may impose additional government regulation which Sonic will have to satisfy before being able to treat PCB contaminated soil under soil remediation contracts.

Competition

While incineration continues to dominate the soil remediation business, research and commercialization efforts for contaminated soil remediation are being conducted by a number of entities in various technology categories. However, the stage of development of most of these technologies, are such, that significant data gaps exist. Sonic's management believes that it is difficult to make comparisons between the various companies, technologies and technology categories that state that they are in the soil remediation business when many are still at bench-scale testing.

The principal competitive factors in this market are price, treatment times, and environmental and human safety. Sonic currently, or potentially, competes with a variety of companies including but not limited to those listed below.

Sonic intends to build upon what it considers to be proof-of-principle and projected commercial viability respecting the ability of Sonoprocessing to destroy PCB-contaminated soil by constructing a mobile treatment facility (Plant Two) and seeking to locate potential remediation sites for which it can provide remediation services. Accordingly it cannot be said that at this time Sonic has any competition as it is not currently competing in the soil remediation market. The remediation business of the type in which Sonic intends to compete has two main types of competition namely multi-purpose incinerators and alternative remediation methods (for example, bioremediation, chemical oxidation and low-temperature desorption). Landfills while having a price advantage in some circumstances can be considered only a temporary storage solution and not a permanent solution for some hazardous waste. Landfill clients may face potential future liability in the event of a failure of the landfill liners which could lead to the generators of the hazardous materials being required to pay for the cleanup of the landfills. Different levels of Canadian governments have stated their intention to amend regulations to restrict land-filling of certain hazardous waste and Sonic believes the higher PCB contaminated soils it is targeting would not be permitted in a landfill. Canadian laws restrict the land filling of waste with concentrations of PCBs above 50 ppm. The tests that remediated PCBs in soils from a greater Vancouver area site using Sonoprocessing, saw reductions in PCBs from 1,073 ppm and 470 ppm respectively to 2 ppm or less.

There are several high-temperature waste incinerators in North America including two in Canada (Swan Hills in Alberta and Bennett in Quebec-see below). Sonic's management appreciates that hazardous waste generators generally prefer to do business with waste remediation facilities in their own country to avoid the appearance of dumping waste or because cross-border transfer is a complicated process. Under the North American Free Trade Agreement if a facility is licensed in one member country, that licence is recognized by the other member countries. In Canada, Bennett Environmental Inc. (listed on the Toronto Stock Exchange) has one facility in Quebec and the Alberta government operates one in Swan Hills, Alberta. Several of the competing incinerators treat a wide spectrum of hazardous waste in different physical forms such as liquid, sludges, soils and medical wastes. As a result, some of these facilities include additional features that have made them more expensive to build and possibly more expensive to operate.

Incineration faces competition from alternative waste treatment methods which generally include bioremediation, chemical oxidation and low-temperature thermal desorption. The advantages of these alternatives are their relatively inexpensive price often due to their ability to provide on-site remediation thereby avoiding the expense of trucking costs and a perception of such methods being environmentally friendlier than incineration. However, on-site low-temperature thermal desorption for certain wastes has begun to attract some public opposition and permitting concerns which may make the option less attractive. Bioremediation and chemical oxidation are effective for a narrower spectrum of organic products only. These treatment methods are ineffective at destroying the wider spectrum of persistent organic pollutants and may be less predictable with respect to the efficiency with which they destroy highly concentrated contaminants.

As discussed more broadly, some incineration companies have a backlog due to their inability to add capacity for PCB destruction. This indicates that competitively priced alternatives such as Sonic's Process have an opportunity to both compete and work cooperatively with such companies.

Non-Incineration Technologies. There are a number of companies currently attempting to enter this segment. Commodore Applied Technologies Inc. of Alexandria, Virginia, has developed a non-thermal process that uses solvated electron solutions to destroy PCBs. ELI Eco Logic Inc.'s process involves the gas-phase chemical reduction of organic compounds using hydrogen at temperatures of approximately 850 degrees Celsius and ambient pressure. Environmental Technologies Inc. of Largo, Florida, uses a patented separation technology to separate contaminants from contaminated material. Their GeoMelt vitrification technology uses electric current to convert contaminated soil and wastes into a stable glass and crystalline product. Plasma Environmental Technologies Inc.'s core technology is a plasma-based system for the destruction of hazardous wastes, while Startech Environmental Corp. utilizes similar plasma processing to treat contaminated waste. Sanexen Environmental Services Inc. provides biological, chemical, and physical treatment of soils. Tecosol Inc. has developed a treatment process for soil and groundwater contaminated with PCBs. Terra-Kleen Response Group Inc.'s solvent extraction technology provides treatment of soils contaminated with PCBs through extraction.

Sonic's Competitive Advantages

Sonic's management believes that one of Sonic's main competitive advantages in the PCB destruction market will be the mobility of the Sonic Generator and the opportunity for relatively low operating cost. Sonoprocessing of PCBs also permits mobile processing facilities which further eliminates the expense and danger of transporting hazardous wastes and allow onsite processing of contaminated soils in a timely and efficient manner.

Sonic's management believes that the Sonic PCB destruction process offers the following potential economic, technological and environmental benefits as compared to traditional soil remediation processes:

Economic Benefits

Reduced energy consumption and significantly reduced costs
Potential for economies of scale
Potential for revenue from trading/sale of greenhouse gas offsets

Technological Benefits

Variety of potential revenue streams (applications at proof-of-concept)
Mobile treatment facilities can be deployed to remote areas
Decreased treatment times
Reduced processing steps

Environmental Benefits

Achievement of destruction of PCBs in soil (less than 2 ppm)
Reduced need for potentially dangerous transportation of hazardous materials
No hazardous emissions such as dioxins or furans
Potential for recovery of soil for re-use
Reduced solvent consumption

Tests performed on Sonic's process confirm Sonic's process for remediating PCBs in contaminated soils. These tests confirmed PCB destruction to below 2 ppm. Preliminary engineering and costing estimates indicate that the cost of Sonic's process at a commercial scale could likely be below the cost of incineration (excluding transporation) to remediate PCB contaminated soils, however if other contaminants are present the costs could be higher. An initial estimate of a single Sonic Generator's capacity is that it could treat approximately 30 tons per day.

Disadvantages of Sonic's Process

Sonic's sonoprocessing plants have not yet been used to remediate PCB contaminated soil on a continuous commercial operating basis. The Sonic PCB remediation sonoprocess has been proven in demonstrations with Plant One which is a full working plant at pilot scale, however Sonic has not operated its sonoprocessing plants on a continuous basis at processing rates that are necessary for commercial operation. Sonic believes that the risk of scale up is mitigated by the fact that the commercial scale Plant Two will use the same Sonic Generator and the remainder of the plant scale up involves fairly conventional process plant equipment.

The full operating costs of Sonic's sonoprocessing plants for commercial operations have not been established. The cost of commercial treatment using Sonic's sonoprocessing plants has been estimated by Sonic based on its demonstrations. However, actual costs of operation may exceed estimated costs. While deployment and set up costs are not yet accurately known, Sonic believes that these costs are not significant enough to make Sonic's process non-competitive with the cost of transportation and incineration.

Sonic has not established the maximum processing capacity that its sonoprocessing plants can achieve in commercial operations. Sonic's first commercial plant is designed to process at 30 tons per shift. Sonic anticipates that the actual processing capacity will be improved through process optimization and extended or multiple shift operation. However, the maximum processing capacity of the sonoprocessing plants will not be known until commercial operations are achieved.

Soil treated in Sonic's sonoprocessing plants must be mixed with solvent in order to form a slurry which can be treated in the sonic generators within the sonoprocessing plants. Different types of soil may prove more difficult to turn into a slurry than other types of soil, with the result that operating expenses may vary depending upon the nature of the soil to be processed. The process will be impacted by the characteristics of the slurry which will be site dependent and the plants have been designed to recover from emergency shutdowns and the associated issues of the slurry separating. With respect to the Juker Holdings soil remediation contract, Sonic has tested its process with soil from this first commercial site and no difficulties in creating a slurry were encountered.

The presence of contaminants in the soil to be treated in Sonic's sonoprocessing plants may cause operational difficulties and may result in increased costs. Oversized material must be screened out and either treated separately or crushed, with the result that the presence of oversized material may increase Sonic's operating expenses. Certain co-contaminants present in PCB contaminated soil may prevent Sonic from being able to treat the contaminated soil in its sonoprocessing plants. Other co-contaminants may require additional processing that may increase the cost incurred by Sonic to treat the soil.

C. Organizational Structure

Sonic has two wholly-owned subsidiaries, SESI Systems Inc. and Contech PCB Contaminant Technology Inc., both of which are companies incorporated in British Columbia, Canada (see "History and Development of Sonic").

D. Property, Plants and Equipment

Sonic's material leased facilities and tangible fixed assets are summarized as follows:

Leased Facilities

Sonic maintains the following three leased facilities in British Columbia, Canada:

1. Sonic's head office is located at 1778 West 2nd Avenue, Vancouver, British Columbia. These premises serve as Sonic's corporate head office suite and is the location for most of its employees. These premises are comprised of 3,000 square feet of office space that is leased on a monthly basis by verbal agreement at a rent of $1900 per month.

2. Sonic leases the demonstration facility in Richmond, B.C. where Plant One is located from Hazco Environmental Services Inc. pursuant to a Property Lease agreement dated October 21, 2003. The lease is for one year expiring November 1, 2004, with a yearly extension option. The rent for the site is $24,000 per year with an additional $50 per tonne of material handled through Plant One currently located on the facility, calculated monthly. The leased premises are comprised of 2,000 square feet of bare land;

3. Contech's contaminated waste handling plant is located in leased premises on Mitchell Island in Richmond British Columbia. This plant is leased on a monthly basis by verbal agreement at a rent of $3,100 per month; and

Sonic Generators

Sonic's is the owner of three sonic generators, namely the 5kW, 20kW and 75kW sonic generations that are discussed in greater detail in Item 4.B. These sonic generators were originally developed by Placer Cetec Sonics. The sonic generators were originally constructed in the following years:

Sonic Generator	Date of Development
5kW Sonic Generator	1989
20kW Sonic Generator	1989
75kW Sonic Generator	1989

The 75kW model Sonic Generator is presently being used in Plant One in order to complete the testing of the sonoprocess for the treatment of PCB contaminated soil. The 75kW will be capable of deployment directly in can the commercial PCB Sonoprocess operating Plants Two and Three once these plants have been constructed. The 75kW unit has been operated extensively in field application trials and is operationally proven. Sonic plans to use updated control systems in the new 75kW Sonic Generators for Plants Two and Three

Plant One

Sonic completed the construction of Plant One. Plant One is located at Sonic's demonstration facility in Richmond, British Columbia. Plant One has been designed to be capable of treating approximately 1 ton of PCB contaminated soil per day, however this plant has been operated for demonstration and testing purposes only to date and has not been operated commercially on a continuous basis.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Sonic is a development stage company that has not earned revenues from its core business to date. Sonic is presently undertaking the plan of operations described under Item 4 - "Description of Business" of this Form 20-F. Sonic will use its existing cash and working capital to fund this plan of operations. Sonic's objective is to earn revenues from environmental remediation contracts that its plans to enter into and complete using the soil remediation plants that it is presently constructing.

BASIS OF FINANCIAL PRESENTATION

Sonic's consolidated financial statements include the accounts of Sonic and its wholly owned subsidiaries, namely:

  SESI Systems Inc. ("SESI"); and

  Contech PCB Containment Technology Inc. ("Contech").

SESI

Sonic acquired all of the issued and outstanding shares of SESI on December 12, 2002 by the issuance of 2,997,135 common shares to the shareholders of SESI. This transaction is described in greater detail under Item 4 - "Description of Business" of this Form 20-F. The purpose of the acquisition was to enable Sonic to acquire the sonic generator technology held by SESI. This was a related party transaction, because Adam Sumel, the president and a director of Sonic, was also a principal shareholder of SESI.

The acquisition of SESI has been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic's results of operations as presented in its consolidated financial statements include the results of operations of SESI from December 12, 2002, being the date of acquisition. The acquisition has been accounted for as follows, as discussed in the notes to Sonic's financial statements:

Cash	$(30)
Accounts Payable	$(23,371)
Deferred Development Costs	$34,065
Amount Due to Sonic Environmental Solutions Inc.	$(150,043)
Issuance of Shares as Consideration for Net Assets Acquired	$5,375

Contech

Sonic acquired 100% of shares of Contech effective August 1, 2003. As consideration for the acquisition of Contech, Sonic agreed to and to issue 100,000 escrow shares to the vendors and to pay $67,375, of which $25,000 was paid upon closing and the balance is payable in 15 monthly payments of $3,000 per month.

The acquisition of Contech has been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic's results of operations as presented in its consolidated financial statements include the results of operations of Contech from August 1, 2003, being the date of acquisition.

A summary of the identifiable assets and liabilities of Contech as at August 1, 2003, being the date of acquisition, are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

To June 30, 2004, Sonic has paid $27,000. This is a related party transaction (see Item 4 of this Form 20-F) as a major Contech shareholder was also an officer of Sonic. A value of $1 has been attributed to the shares issued, that being the excess of the net book value of the identifiable assets less the cash consideration paid. Current assets and liabilities, due to their short term nature, were valued according to their end result. Property, plant and equipment were valued according to the going rate for such items as verified by outside quotes.

Change of Fiscal Year End

On December 24, 2003, Sonic changed its fiscal year end from January 31 to December 31. This was done to align Sonic's financial disclosure reporting obligations with the financial disclosure reporting obligations of most other public companies. In making this determination, Sonic reviewed its year end in relation to other publicly reporting companies. The January 31 year end was found to be confusing for investors, analysts and investment firms. Upon review, Sonic determined that the majority of publicly reporting companies had a fiscal year coinciding with the calendar year end of December 31. Firms that did not follow a calendar year for their year end generally used a quarter end (March 31, June 30 or September 30) for their year end. Sonic was also presented with the ongoing explanation of issuing its annual report for the year ended January 31 for the particular year it was reporting for. This lead to more confusion as Sonic was reporting for a year ended that had only one month of the actual year in its report. In order to end this confusion Sonic streamlined its reporting by changing its year end to December 31.

Development Stage Company

The Canadian Institute of Chartered Accountants (CICA) has released an accounting guideline (AcG-11) wherein the CICA presents its views on the financial disclosure by companies that may be in the "development stage". Sonic is a development stage issuer. Under the provisions of AcG-11, development stage companies are encouraged, but not required, to provide disclosure in the income statement and in the cash flow statement of cumulative balances from the inception of the development stage to the date of the statements rather than segmenting such information on an annual basis. As well, disclosure is also made of all share capital issuances since inception. Readers are reminded that Sonic is only required under U.S. law to report financial results annually (as a "foreign private issuer") however, under Canadian law, Sonic must file such information quarterly and this information is available on the internet at www.SEDAR.com.

Going Concern

Sonic's consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Sonic has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to develop Sonic's technology. Sonic can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Sonic's liabilities with a potential for total loss to Sonic shareholders.

Revenues

Sonic has not earned revenues from its core business activities, namely soil remediation activities, to date. Sonic has earned incidental revenues to date from the waste disposal business carried out by Contech. As these revenues are incidental to Sonic's core business, the incidental revenues are accounted for as "PCB collection and destruction revenue" as an offset against losses rather than being accounted for as revenues. Reported revenues are net of destruction costs paid by Contech to destroy PCB contaminated materials present in waste materials that are disposed of by Contech.

Deferred Development Activities

Sonic's deferred development costs include the following items:

1. legal and acquisition costs incurred by Sonic in connection with the acquisition of SESI;

2. costs associated with the construction of Plant One, including consulting, engineering, construction and commissioning expenses;

3. amortization of costs associated with Sonic's patents on its sonoprocessing technology; and

4. costs associated with the refurbishment and maintenance of Sonic's Sonic Generators.

5. direct salaries and wages costs related to construction of Sonic's sonoprocessing plants, refurbishment of its sonic generators and other matters that are the subject of Sonic's deferred development activities.

CRITICAL ACCOUNTING POLICIES

Research and Development Costs

Sonic defers new product development costs and existing product enhancement costs to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. Capitalized costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, Sonic reassesses the relevant criteria for deferral and amortization and reviews the deferred costs for impairment. No amortization expense was recorded to date, as the company has not completed the development of the new technology.

Patent Rights

Sonic records patent rights at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patents rights are charged to deferred development costs, as applicable. At each reporting date, management reviews its amortization periods for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

Stock Based Compensation

Effective February 1, 2002, Sonic adopted the recommendation of CICA Handbook section 3870 "Stock-based compensation and other stock-base payments." As encouraged by CICA Handbook section 3870 Sonic has enacted prospectively early adoption of the fair value based method of accounting for rewards issued to employees for the fiscal year beginning February 1, 2003. The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for rewards made to employees.

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Sonic's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

RESULTS OF OPERATIONS

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Sonic's consolidated financial statements included in Item 17 of this Form 20-F.

Sonic's results of operations are summarized below:

	Six Months Ended June 30, 2004	Six Months Ended July 31, 2003	Eleven Months Ended December 31, 2003	Year Ended January 31, 2003	Year Ended January 31, 2002
EXPENSES
Advertising	$56,624	$32,396	$54,925	$22,631	$1,011
Automobile	$28,534	$11,365	$27,560	$-	$-
Amortization	$10,174	$3,987	$12,359	$2,357	$991
Bank Charges and Interest	$1,349	$310	$828	$33,554	$242
Consulting Fees	$45,313	$43,440	$115,665	$83,456	$87,580
Due Diligence Searches	$-	$-	$-	$-	36,863
Insurance	$46,526	$484	$18,659	$5,163	$-
Legal and Accounting	$102,903	$55,194	$112,574	$21,438	$38,067
Office, Postage and Printing	$59,722	$17,266	$37,549	$20,796	$2,095
Rent	$35,333	$10,375	$42,401	$22,266	$14,544
Research and Development	$30,980	$-	$-	$-	$-
Salaries and Wages	$225,766	$155,659	$263,095	$37,248	$-
Salaries and Wages - Stock Compensation	$235,279	$35,805	$258,663	$6,468	$-
Shareholder Relations	$18,226	$5,739	$47,630	$6,317	$-
Shareholder Relations - Stock Compensation	$14,343	$18,360	$71,713	$-	$-

Telephone and Utilities	$22,174	$8,961	$24,890	$12,586	$10,318
Trade Shows	$28,910	$-	$-	$3,399	$-
Transfer Agent, Regulatory Fees	$12,405	$10,911	$17,108	$11,245	$6,268
Travel and Promotion	$51,478	$22,096	$121,651	$5,935	$-
TOTAL EXPENSES	$1,026,039	$432,348	$1,227,270	$294,859	$197,979
Interest Income	$76,832	$10,022	$45,435	$5,714	$11,641
PCB Collection and Destruction Revenue	$68,727	$-	$3,330	$-	$-
LOSS FOR THE PERIOD	$(880,480)	$(422,326)	$(1,178,505)	$(289,145)	$(186,338)

Total Expenses

Sonic's total expenses have increased in each fiscal period due to Sonic implementing its plan of operation to achieve commercialization and deployment of its sonoprocessing technology. These expenses have increased substantially since the acquisition of SESI on December 12, 2002. Activities in 2003 included refurbishment of the Sonic Generators acquired in the SESI acquisition and the engineering procurement and commencement of construction of Sonic's Plant One. Total expenses continued to increase in 2004 as Sonic completed the construction of Plant One in the first quarter of 2004 and proceeded with demonstration and testing activities at Plant One in the second quarter as part of Sonic's plan to obtain regulatory approval for its technology for PCB soil remediation in British Columbia. Sonic anticipates that its total expenses will continue to increase during the balance of 2004 and into 2005 as it commences construction of Plant Two, continues its regulatory approval activities and commences its first soil remediation contract.

The components of Sonic's operating expenses are disclosed below. References to 2003 are for the eleven months ended December 31, 2003. References to 2002 and 2001 are for the years ended January 31, 2003 and January 31, 2002, respectively:

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its efforts to raise capital and also to increase its public profile.

Sonic's advertising expenses were minimal in 2001 and 2002. Advertising expenses increased in 2003 as Sonic prepared materials in connection with the completion of its private placement financings. Sonic has expanded its marketing efforts during 2004 with the objective of increasing public awareness of Sonic and its technology. Sonic plans to further increase its marketing efforts in 2004 as Sonic approaches commercial operations. Sonic's objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer. Accordingly, Sonic anticipates that its advertising expenses will continue to increase during 2004.

Automobile

Sonic's automobile expenses include expenses associated with vehicles leased by the companies and related automobile expenses.

Sonic entered into four vehicle leases during 2003. Sonic has entered into additional vehicle leases during 2004 as its operations have increased. Sonic anticipates that its automobile expenses in 2004 will exceed its automobile expenses in 2003.

Amortization

Sonic's amortization expenses are attributable to amortization on its computer equipment, furniture and office equipment, leasehold improvements, vehicles and machinery and equipment.

Sonic's increased amortization expenses in 2003 reflect the purchase of computer equipment desks and other general office equipment. Sonic anticipates that its amortization expenses will increase during 2004 due to its expansion plans during 2004. Sonic has not recorded any amortization against Plant One through to June 30, 2004. Amortization expenses are anticipated to increase in 2005 due to Sonic's plant construction activities and the planned commencement of soil remediation activities.

Consulting Fees

Sonic's consulting fees include consulting fees paid to management and consulting fees paid to outside parties for various services, including accounting, project management and regulatory approval services.

Consulting fees for 2002 included fees for accounting, project management, and former management of SESI that were incurred in connection with the acquisition of SESI. Consulting costs during 2003 included consulting fees paid to former management of SESI during a six month transition period as well fees paid to consultants for office administration, obtaining permits and reviewing other applications of Sonic's technology.

Sonic's consulting fees have remained relatively constant during 2002, 2003 and the first half of 2004. Sonic anticipates its consulting fees will increase as it undertakes the process of obtaining regulatory approval of its process in British Columbia and it prepares for its first soil remediation contract.

Insurance

Sonic's insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

Insurance costs increased in 2003 compared to 2002 as a result of Sonic's acquisition of Contech. The incremental costs attributable to Contech were $16,290. These increased costs reflect the requirement that Sonic have an environmental insurance policy in place in order to operate Contech's business. Insurance costs continue to increase in 2004 as environmental liability insurance must be maintained and Sonic purchased director and officer liability insurance for its directors and officers.

Legal and Accounting Costs

Legal and accounting costs are primarily attributable to legal and accounting professional fees incurred in connection with Sonic's acquisition of SESI and its status as a publicly traded company.

Sonic's legal and accounting costs have generally increased due to its increased corporate acquisition and financing activity. Legal and accounting costs in 2002 included costs incurred in connection with the acquisition of SESI. In 2003, accounting and audit fees increased as a result of the complexity of Sonic's financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Legal fees in 2003 reflect the increased activity of Sonic that included filing documents with securities regulatory authorities, completing employment agreements and non-disclosure agreements and the preparation of contracts. Legal and accounting costs have increased in 2004 as Sonic has proceeded with the filing of a registration statement pursuant to the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission. Sonic anticipates that its legal and accounting costs will increase as Sonic completes the process of becoming reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic's office, posting and printing costs generally include office, postage and printing costs associated with Sonic's leased premises. These costs include general office supplies, stationary and printing.

Sonic's office, postage and printing costs have increased in each period as a result of Sonic's increased activity and the increased number of employees and consultants involved in Sonic's business.

Rent

Sonic's rent includes rent payable in connection with its head office in Vancouver, British Columbia, its demonstration facility in Richmond, British Columbia, and Contech's facility in Richmond, British Columbia.

Rent increased in 2003 compared to 2002 as Sonic acquired its head office space for its operations. Rent in 2003 includes the lease of Contech's premises at the rate of $3,100 per month commencing as of August 1, 2003, being the effective date of the Contech acquisition. Rent in 2003 also includes lease of the land for the Richmond demonstration facility at the rate of $2,000 per month commencing November 1, 2003. Sonic's rents for 2004 have increased over 2003 due to the acquisition of Contech and the demonstration facility. Rents will continue to increase in 2004 over 2003.

Salaries and Wages

Sonic's salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, SESI and Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

Salaries and wages were minimal in 2002 and $nil in 2001. Salaries and wages increased substantially in 2003 as a result of the addition of full time employees, including Sonic's President, VP to Business Development and VP Manager of Operations. Sonic's employees increased from two employees as at December 31, 2002 to five full time employees as of December 31, 2003. This increase in the number of employees was also attributable to the acquisition of Contech. Sonic anticipates that expenses associated with salaries and wages will continue to increase during 2004 as Sonic expands its business operations.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic's shareholders and the engagement of a shareholder relation consulting firm.

Sonic's shareholder relations expenses were minimal in 2002 and $nil in 2001. Shareholder relations expenses increased in 2003 compared with 2002 as a result of the hiring of Cavalcanti Hume Funfer Investor Relations Inc. ("Cavalcanti Hume"), a shareholders relations consulting company. This firm was hired to assist with the arranging of quarterly meetings with brokers and analysts, the identification of investment bankers, the handling of telephone inquiries, the assistance with annual meetings and the co-ordination of timely disclosure for Sonic. The agreement has been re-negotiated by Sonic in order to reduce the monthly fee payable by Sonic from $5,000 per month to $3,000 per month. Sonic has granted Cavalcanti Hume options to purchase 150,000 common shares at a price of $1.45 per share for a two year term. These options will vest in accordance with Sonic's share option plan. Sonic has recorded a stock compensation expense with respect to these options.

Sonic's shareholder relation expenses have increased in each period consistent with Sonic's growth as a public company. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation activities.

Research and Development

Research and development expenses are attributable to Sonic's collaboration agreement with CANMET.

No research and development expenses were incurred in 2003, 2002 or 2001. Research and development expenses incurred during the first six months of 2004 were attributable to Sonic's proportionate contribution of the expenses under the CANMET collaboration agreement.

Telephone and Utilities

Sonic's telephone and utility expenses include telephone and utility expenses associated with Sonic's office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic's personnel.

Sonic's telephone and utility expenses have increased in each period consistent with the expansion of Sonic's operations.

Trade Shows

Sonic's trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its sonoprocessing technology.

Sonic did not attend any trade shows in 2003. Trade show expenses in 2004 were attributable to Sonic's participating in the Globe 2004 Trade Show in Vancouver, British Columbia.

Transfer Agent, Regulatory Fees

Sonic's transfer agent and regulatory fees include fees payable to Sonic's transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

Sonic's transfer agent and regulatory fee expenses have increased in each period consistent with Sonic's growth as a public company.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic's pursuit of financing for its business and marketing of its sonoprocessing technology.

Sonic's travel and promotional expenses were minimal in 2002. Travel and promotional expenses increased substantially in 2003 in connection with Sonic's pursuit of private placement financings that were obtained in order to fund expansion of Sonic's operations. Travel and promotional expenses for the six months ended June 30, 2004 increased over the six month ended July 31, 2003 due to the increase in the number of Sonic's executives and related travel and entertainment expenses. These expenses included travel for the review of potential business opportunities and company updates.

Interest Income

Sonic's interest income is attributable to interest earned on Sonic's liquid investments, including cash and cash equivalents.

Interest increased substantially in 2003 over prior periods due to the significant private placement financings completed during 2003. Interest income for the first six months of 2004 compared to the first six months in 2003 increased as the proceeds of the private placement financings are presently held in cash and cash equivalent investments pending expenditure of these amounts by Sonic on the construction of its sonoprocessing plants and the implementation of its plan of operations.

PCB Collection and Destruction Revenue

Sonic's PCB collection and destruction revenues include revenues that are attributable to the operations of Contech, net of PCB destruction costs.

PCB collection and destruction revenue was minimal in 2003. These results reflect only the ownership of Contech from August 1, 2003 to December 31, 2003. Revenues from PCB collection and destruction increased in 2004 due to hiring of a new sales manager for the Contech business.

Net Loss

Sonic's net loss has increased in each period as Sonic's expenses have increased in each period. Sonic anticipates that its net loss will increase through the balance of 2004 as it continues to incur increased expenditures in connection with its preparations to commence work under its first soil remediation contract.

B. Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $8,356,304 at June 30, 2004, compared with $7,181,558 at December 31, 2003.

Sonic plants to complete the construction of Plant One and Plant Two during the next twelve months. The capital cost of each plant is anticipated to be $1,700,000. In addition, Sonic anticipates that is will spend approximately [$2,000,000] over the next twelve months in pursuing its plan of operations as outlined in Item 4.B of this Form 20-F under the heading "Plan of Operations". Included in this amount are the costs of pursuing regulatory approval for Sonic's soil remediation process in British Columbia, research and development expenses under the CANMET Collaboration Agreement and administrative and overhead expenses. Sonic anticipates that it will be able to finance both its anticipated capital and operating expenses over the next twelve months using its current working capital.

Cash and Cash Equivalents

Sonic had cash of $8,250,838 at June 30, 2004 compared to cash of $7,179,652 at December 31, 2003. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than three months that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic's operating activities continues to increase as Sonic expands its operations in anticipating of commencing its first soil remediation agreement. Cash used in operating activities increased to $724,244 for the six months ended June 30, 2004, compared to $492,991 for the six months ended July 31, 2003. Cash used in operating activities increased to $976,848 for the eleven months from $292,318 for the year ended January 31, 2003 and $173,470 for the year ended January 31, 2002. Sonic anticipates that cash used in operating activities will continue to increase during the remainder of 2004.

Cash Used in Investing Activities

Sonic used $453,443 of cash in investing activities during the six months ended June 30, 2004. Cash used in investing activities included the acquisition of $154,833 of property, plant and equipment that was attributable to the construction of Plant One. Cash used in investing activities also included $298,610 of deferred development costs. Cash used in investing activities is anticipated to increase during the balance of 2004 as the construction of Plant Two is completed.

Sonic used $422,189 of cash in investing activities during the eleven months ended December 31, 2003. During this period, Sonic acquired $167,023 of property, plant and equipment. The assets acquired included $34,065 worth of computers, office furniture and equipment and a vehicle acquired on purchase of Contech, $32,185 for a computer system, $24,724 for upgrading the 75kw generator, $83,391 towards construction of Plant One, $9,800 for a portable structure for Plant One and the remaining $16,923 for office furniture, equipment and office leasehold improvements. Deferred development costs during this period totalled $213,697. These costs included $72,999 for salaries. Costs directly attributable to the construction of Plant One include $51,371 for construction, $16,000 for consulting, $28,485 for engineering and $21,278 for upgrading the 75kw generator. Sonic also capitalized $23,564 of patent maintenance costs and $12,485 of patent amortization costs. Sonic incurred patent application costs of $7,469.

Sonic used $291,962 of cash in investing activities during year ended January 31, 2003. During this year, Sonic spent $84,977 on property, plant and equipment additions, including $76,731 of machinery and equipment cost mainly consisting of replacement parts for the 75kw generator. The remaining costs were for computers, furniture and office equipment. Deferred development costs during this period were $184,160. This amount included acquisition costs of $171,181 for legal and valuation expenses, refurbishing and testing of the 75kw generator costs were $9,790, and Plant One engineering costs were $3,189.

Included in $178,819 of deferred development costs acquired from SESI were $41,902 of legal costs, $11,640 of acquisition costs, $66,050 of consulting costs, $9,100 of manufactured equipment costs, $19,460 of patent costs, $30,667 of technical review costs.

During the year ended January 31, 2003 Sonic incurred costs of $22,825 (2002 - $nil) for patent applications.

Cash Generated by Financing Activities

During the six months ended June 30, 2004, Sonic generated $2,248,873 from financing activities, all of which was attributable to the issuance of shares for cash. These share issuances were attributable to the exercise of previously outstanding warrants to purchase an aggregate of 2,240,864 common shares and previously outstanding options to purchase an aggregate of 9,416 shares.

During the eleven months ended December 31, 2003, Sonic generated $7,010,399 in cash from financing activities. This amount included funds raised in a $7,200,000 private placement financing completed by Sonic through the sale of 4,000,000 Units at $1.80 per Unit on October 31, 2003. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share at a price of $2.10 per common share until October 31, 2005. A syndicate led by Haywood Securities Inc. and including Research Capital Corporation and Pacific International Securities Inc. placed the 4,000,000 Units. Sonic paid a commission fee of 7.5% payable in cash for the amount of $540,000 and incurred $71,268 of additional share issuance costs. Sonic granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

The purpose of the financing was to fund construction of the Company's PCB remediation facilities, general working capital and corporate development purposes. Construction of Plants Two and Three have been preliminarily budgeted at approximately $1,700,000 each. There are no restrictions on the use of proceeds from the financing.

During the eleven months ended December 31, 2003, there were 510,000 warrants exercised for total consideration of $415,000 and 13,333 stock options were exercised for total consideration of $6,667. Sonic issued 60,000 common shares for proceeds of $60,000 upon the exercise of warrants and 18,833 shares for proceeds of $9,416 on the exercise of options at $0.50 each during January and February of 2004.

As a condition of the acquisition of SESI in December 2002, Sonic was required to complete a financing of $2,000,000. During the year ended January 31, 2003, Sonic completed a $2,200,000 private placement of 4,400,000 Special Warrants at $0.50 per Special Warrant. Each Special Warrant was exchanged, in connection with the completion of the qualifying transaction, into one common share of Sonic and a one-half common share purchase warrant, each whole warrant entitling the holder to acquire one common share at $1.00 per common share until June 12, 2004. Sonic incurred share issuance costs of $244,100, including agent commissions of $166,600 and sponsorship and corporate finance fees of $35,000. Agent's compensation also included 416,500 agent warrants exercisable at $0.50 per warrant expiring June 12, 2004.

During the year ended January 31, 2003, Sonic entered into a bridge loan agreement with two directors in the amount of $150,000. The loan, including interest costs of $3,164, was repaid from proceeds of the private placement completed in December 2002. A loan bonus of 90,910 common shares, valued at $30,000 was issued to the directors. The amount of $30,000 has been allocated to share capital and to bank and interest charges.

There were also 75,000 warrants exercised during the year ended January 31, 2003 for total proceeds of $15,000.

During the year ended January 31, 2003, Sonic granted 575,000 stock options exercisable at $0.50 on or before December 12, 2007. The stock option compensation amount related to non-employees was $6,468. This amount was included in salaries and wages and included in contributed surplus. The amount of stock option compensation related to employees was $3,546, which was disclosed in the notes to financial statements on a pro-forma basis.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At December 31, 2003, the outstanding options and warrants represented a total of 6,558,167 shares issuable for a maximum of $9,261,583 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

During the fiscal year ended December 31, 2003, the Company signed vehicles and photocopier operating lease agreements. The leases expire between December 16, 2006 and September 3, 2007. The future lease obligations are as follows:

Amount
2004	$30,927
2005	30,927
2006	30,927
2007	6,455
$99,236

During the fiscal year ended December 31, 2003, the Company entered into a Cost-Sharing and Collaboration Agreement (the "agreement") with Canmet Energy Technology Centre ("Canmet"), a division of Natural Resources Canada ("NRCan"). Earlier work by Canmet using Sonic's low frequency sonic generator technology has suggested accelerated conditioning, pacification and carbonation of Circulating Fluidized Bed Combustion ashes. Canmet has developed and patented this process (primarily for coal fired power plants), which it believes can be enhanced by the use of Sonic's Platform Technology and will work with the Company to achieve commercial success. The Company committed to pay $27,800 towards completion of phase 1 of the evaluation process, which was completed in the first half of 2004. A total of $24,505 has been paid as of June 30, 2004.

No other material commitments have been made to date.

C. Research Expenditures

Research expenditures have been focussed on the development of the Platform Technology, and these will culminate in the construction of Plant One. Ongoing improvements to the basic process and the use of alternative materials will continue in 2004. These expenses have been accounted for as part of the operations cost, but will be broken out separately for tax purposes.

Sonic will also continue to explore further applications of the Platform Technology for the use of low frequency sonic energy on an industrial scale. In 2004, this will focus on a partnership with CANMET for a second environmental application to explore the use of the Platform Technology for the pacification of fly ash from fluidized bed thermal power stations. For the year 2004, these expenses will amount to approximately $60,000.

D. Trend Information

The trends, uncertainties, demands, commitments and events known to Sonic that are expected to have a material impact on Sonic's results of operations and liquidity and capital resources are discussed above in Item 5 of this Form 20-F under the headings "Results of Operations" and "Liquidity and Capital Resources".

E. Off-Balance Sheet Arrangements

Sonic does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Sonic as at December 31, 2003:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$99,236	$30,927	$68,309	$NIL	$NIL

G. Safe Harbour

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Sonic's statements pursuant to Items 5.E and F of this Form 20-F.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Position and Place of Residence	Period of Time With Sonic	Shares Beneficially Owned or Controlled(1)
Adam R. Sumel, President, Director and Chief Executive Officer Richmond, British Columbia	Director, President and CEO since February 4, 2000	844,400 shares(2)
David Coe, Chairman of the Board of Directors Vancouver, British Columbia	Director and Chairman since June 8, 2004	Nil shares
Douglas B. Forster, Director West Vancouver, British Columbia	Director since February 4, 2000	805,455 shares(3)
Richard Ilich, Director and Secretary Richmond, British Columbia	Director and Secretary since February 4, 2000	545,455 shares
Roderick O. McElroy, Vice-President, Operations and Director Vancouver, British Columbia	Director since January 23, 2003; Vice-President since October 1, 2003	5,000 shares
Edward Farrauto, Chief Financial Officer Penticton, British Columbia	CFO since January 23, 2003	90,000 shares
Matthew Wilson, Vice-President, Business Development West Vancouver, British Columbia	Vice-President since February 1, 2003	15,000 shares
James Hill, Vice-President, Research and Development North Vancouver, British Columbia	Vice-President since December 2, 2003	80,000 shares
Wes Young, Vice-President of Engineering and Construction	Vice-President since May 3, 2004	Nil

Notes:

(1) The information as to shares beneficially owned or controlled is furnished by the respective directors at July 31, 2004 and includes shares held through holding companies.

(2) 250,000 of these shares are held in the name of Sumel Family Trust over which Mr. Sumel has control. 25,000 of these shares are held by Carlisle Holdings Ltd. a company over which Mr. Sumel has control.

(3) 200,000 of these shares are held in the name of Quarry Capital Corporation over which Mr. Forster has control.

All directors have a term of office expiring at the next annual general meeting of Sonic. All officers have a term of office lasting until their removal or replacement by the Board of Directors. Management holds approximately O/S shares representing approximately O/S% of the 17,523,492 shares outstanding on June 30, 2004.

Principal Occupation of Current Management of Sonic

ADAM R. SUMEL - President, Chief Executive Officer and Director

Mr. Sumel, age 38, serves as Sonic's chief executive and can be considered its founder. Mr. Sumel has been a director of Sonic and its president and chief executive officer since February 4, 2000. He has 21 years experience in the sales, service and financing areas with a number of businesses. Prior to his involvement with Sonic, Mr. Sumel was a founding partner in Canwest Leasing Inc. (1998-2002), an independent vehicle sales and leasing company, and continued as one of two operating partners until funding Sonic in 2000. Canwest Leasing Inc. operated a vehicle sales and leasing business specializing in luxury and specialty vehicles.

DAVID COE - Chairman of the Board of Directors

Mr. Coe was appointed to the board of directors of Sonic and as chairman of the board of directors of Sonic on June 8, 2004. Mr. Coe was CEO of Dairyland for sixteen years from 1986 to 2001. From 1981 until he became CEO, Mr. Coe was Operations Manager and then COO. Mr. Coe helped grow the business from a regional organization with two plants, to a national company with plants from coast to coast selling its own national brands. During Mr. Coe's tenure, sales at Dairyland grew from $180 Million to $1.7 Billion with the organization employing over 3,400 people.

Mr. Coe started his business and management career at Warner Lambert who manufactured and marketed pharmaceuticals, cosmetics and confectionary. Working in all three divisions, it was here that he earned his reputation as a troubleshooter. He worked on numerous assignments in the USA, Central America, and the Caribbean, in addition to his full-time position as production manager in Canada. In the ensuing interval between Warner Lambert and Dairyland, he worked with various companies in the plastics, beverage and dairy industries. Throughout his career, Mr. Coe has served with a number of industry organizations and government committees. He served an unprecedented two terms as the Chairman of Canada's National Dairy Council.

In 1998 he was listed by the Financial Post as one of the top 200 CEO's in Canada and one of the top 20 executives in BC. He has also served on a number of industry and company boards, club and museum boards, as well as board member and President of the Terminal City Club in Vancouver.

RODERICK O. McELROY, B.Sc., M.Sc., Ph.D. - Vice-President, Operations and Director

Dr. McElroy, age 60, is a process technology specialist with over 30 years of experience ranging from laboratory and pilot-scale testwork (B.C. Research, 1970 - 1988) through to industrial scale feasibility assessment, design and plant operations (Fluor Daniel Wright Ltd., 1988 - 2002). He provides important services to the Issuer in key technology areas including: testing, design and review for successful commercialization of the Issuer's technology; scheduling and expediting project execution (engineering, procurement, construction, commissioning and starting); critical evaluation of technology opportunities and estimated project/process costs; and, the sourcing of cost-effective engineering and other technical services.

Dr. McElroy received his BSc (Chemistry, Honours) from the University of Alberta in 1965, MSc (Materials Science) from McMaster University in 1967, and his PhD (Hydrometallurgy) from the University of British Columbia in 1972.

MATTHEW WILSON - Vice-President, Business Development

Mr. Wilson, age 54, has over 30 years experience in the environmental industry. During this period he has founded and developed four companies including one of the largest asbestos removal companies in Canada, which he sold to Canadian Energy Systems, and National Cellulose, the first spray-on cellulose manufacturing company in British Columbia.

Throughout his career, Mr. Wilson has been actively researching effective, non-incineration technologies for the treatment of PCB waste in all forms, soil, oil, tar and debris, and has earned an excellent reputation within the small community of active companies involved in the handling and treatment of PCB waste in Canada. Mr. Wilson has extensive experience in researching and developing new companies that have commercially viable technologies, and was previously involved in a Business Development capacity with Quantum Environmental, Western Canada's largest environmental company.

JAMES HILL, B.Sc., P.Eng., M.B.A., Ph.D. - Vice-President, Research and Development

Dr. Hill, age 57, has over 20 years experience in technology commercialization. He was formerly President and Chief Operating Officer of B.C. Research Inc., and was instrumental in helping Sonic recognize the technical and commercial significance of its technology. Following the privatization of B.C. Research Inc. in 1993, Dr. Hill helped transform it into a vibrant contract research and technology incubator. Dr. Hill was previously Vice President of Engineering and Product Development for Innovac, including all manufacturing and applications support for international customers in the environment, fisheries and food industries. Dr. Hill has helped create several technology companies and has been responsible for the successful financing and operation of these companies during the start-up phase. Dr. Hill has experience in business development and operations in the energy, technology, manufacturing and information sectors.

Dr. Hill is a P. Eng. in B.C. He received a B.Sc. Mechanical Engineering (First Class Honours) from the University of Durham, England, and a Ph.D. in the Aerodynamics of Turbomachinery from the University of Newcastle Upon Tyne, England in 1971. In 1989, Dr. Hill received an M.B.A. from Simon Fraser University where he specialized in strategic management and public policy.

DOUGLAS B. FORSTER, B.Sc., M.Sc., P.Geo - Director

Mr. Forster, age 45, is President and the principal of Quarry Capital Corporation (1994 to present), a Vancouver based company involved in venture capital and small cap equity financing in the industrial, technology and resource sectors. For the past 16 years, Mr. Forster has been involved in the founding, managing and financing of eight different public companies or reporting issuers listed on the TSX Venture Exchange, the Toronto Stock Exchange and NASDAQ. Mr. Forster has been associated with the mineral exploration and mine development industry for the past 23 years. He held a variety of management and geological positions with both junior and senior mineral exploration companies from 1978 until 1994. He is currently a Director of Rubicon Minerals Corporation (1996 - Present), Radiant Communications Corp. (2000 - Present) and Odyssey Resources Ltd. (2001 - Present), all of which are listed on the TSX Venture Exchange or the Toronto Stock Exchange ("TSX"), and was one of the Issuer's original founders. Mr. Forster is also a registered member of the Association of Professional Engineers and Geoscientists of B.C.

Mr. Forster holds a Bachelor of Science degree (Geology - 1981), and a Master of Science degree (Economic Geology - 1984) from the University of British Columbia.

RICHARD ILICH - Director

Mr. Ilich, age 46, is President of the Townline Group of Companies of Richmond, B.C. which, for the past 18 years, has been actively involved in all facets of residential and commercial land development construction, financing and marketing in Greater Vancouver, for which Mr. Illich and Townline have received a number of prestigious awards. Mr. Ilich is a member of the Canadian Home Builder Association, The B.C. Home Builders Association, The Greater Vancouver Home Builders Association and The Urban Development Institute. For the past 5 years, Mr. Ilich has been a member of the City of Richmond Design Panel. He was also one of the Issuer's original founders.

EDWARD FARRAUTO, C.G.A. - Chief Financial Officer

Mr Farrauto, age 47, is a Certified General Accountant and has over 17 years of experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers, and merger and acquisition transactions.

WES YOUNG, Vice-President of Engineering and Construction

Mr. Young has more than 29 years of experience in the design, development, and operation of process plants and associated facilities. Mr. Young has been a principal of WYPRO Engineering Services Ltd., a process engineering and project management company providing consulting services to resource industry companies, from late 2002 to present. Mr. Young was a process engineer at Fluor Daniel Wright Ltd., an internationally recognized engineering firm, from 1988 to 2002 where he was involved in a variety of metallurgical and chemical plant projects and technology applications including new technology reviews. Mr. Young was a process engineer with Earth Sciences Extraction Company at its uranium extraction plant in Calgary from 1982 to 1987.

Technical Advisory Board

Sonic has assembled a Technical Advisory Board (the "TAB") to assist in the further development and commercialization of its Platform Technology. The TAB consists of professional chemists, physicists, engineers, metallurgists and academics with extensive knowledge, hands-on commercial and industrial experience and personal contacts in a number of areas, and Sonic consults with the TAB from time to time.

Both during TAB meetings and regular correspondence with management, members contribute to the success of Sonic by offering their respective expertise to matters relating to the development and commercialization of the Platform Technology and its applications. All the TAB members have been compensated by way of a stock option plan and fees for services rendered. The TAB members are as follows:

Professor. Timothy J. Mason, Ph.D., D.Sc.

Professor Mason is among the most published and most quoted experts on the subject of sonochemistry worldwide. As director of the Sonochemistry Centre at Coventry University, his interests are in a range of applications of power ultrasound technologies including environmental protection, materials processing, food processing, electrochemistry and therapeutic ultrasound. He has published some 200 papers and 15 books on sonochemistry. He was the first president of the European Society of Sonochemistry, is chairman of the UK Sonochemistry Group and is currently Senior Editor of the journal "Ultrasonics Sonochemistry" and the Advances in Sonochemistry series. He serves on several scientific boards including World Congress on Ultrasonics, Ultrasonics International and the Society for Therapeutic Ultrasound.

Prof. Mason graduated with a PhD in Physical Organic Chemistry from Southampton University, UK (1970). He was a NATO Fellow at Amherst College, Mass. USA (1970 - 72), Research Fellow, York University, UK (1972 - 73), and Temporary Lecturer in Organic Chemistry, Bradford University, UK (1973 - 74). He joined Coventry Polytechnic (now University) in 1975, and was appointed as Professor. of Chemistry in 1991, a post he still holds. In 1996, Prof. Mason was awarded a D.Sc. (the highest UK research degree awarded for major contributions to science by a senior scientist) from Southampton University, UK, and an Honorary Professorship at Chongquin Medical University, Peoples Republic of China.

Donald Nyberg, B.A.Sc,, M.A.Sc., Ph.D., P. Eng.

As Research Director and Senior Project Manager with Arc Sonics, Dr. Nyberg was directly involved in the original development of the Sonic Generator. He has detailed knowledge of the problems and corresponding solutions that were encountered while developing the technology and during initial operations in the field is eager to lend his expertise to the Company in the commercialization stage. Dr. Nyberg also has extensive experience in research management and new product and process development in a diverse range of industries, from aerospace to natural resources. He is experienced in project planning and evaluation, technical feasibility studies, computer modeling and technology development.

Dr. Nyberg graduated from the University of British Columbia with a B.A. Sc. (Engineering Physics, 1957) and an M.A. Sc. (Solid State Physics, 1960). He graduated with a PhD in Solid State Physics in 1967 from Simon Fraser University.

Jim McKinley, B.Sc., Ph.D.

Dr. McKinley is Director of the Process and Analysis Division at B.C. Research, managing both the business and technical aspects of the division. He has extensive experience in sales & marketing, client liaison, proposal submissions, budget preparation, project management and report writing. At BC Research, he is currently working closely with several private sector companies in the laboratory and pilot scale development, optimization and commercialization of industrial chemistry and biological processes.

Prior to joining BC Research in 1986, Dr. McKinley spent 7 years with Environment Canada (Head, Organic Analytical Section, Water Quality Branch) and 7 years with the B.C. Ministry of the Environment (Senior Co-Coordinator, Organic Chemistry Section Environmental Laboratory). Dr. McKinley received his PhD in Chemistry from the University of British Columbia.

Paul Tinari, M.Ed., Ph.D., P. Eng.

Dr. Tinari has an extensive and diverse academic background. He spent 7 years at Queen's University, Kingston, Ontario, receiving B.Sc. in Engineering Physics 1981, followed by an M.Ed. in Physics, Mathematics and Computer Science 1982 and finally an M.Sc. in Mechanical Engineering in Fluid Dynamics, Thermodynamics, Thermo fluids & Heat Transfer in 1984. Dr. Tinari also studied at the von Karman Institute for Fluid Dynamics at Rhode-St-Genese in Belgium where he obtained a Diploma in 1986, followed by a PhD, both in Environmental and Applied Fluid Dynamics in 1989. In 1990 Dr. Tinari received a M.Sc. Education, from the University of Toronto, Ontario Institute for Studies in Education.

Klaus H. Oehr, B.Sc., M.A.Sc,

Mr. Oehr is president of his own consulting company, Hazelmere Research Ltd. He has over 30 years of experience in the following areas: chemical and electrochemical research and development, troubleshooting, marketing, experimental design, creation or management of scientific intellectual property including patents, trademarks and licenses. He managed all intellectual property including 104 patents issued and pending related to 8 inventions including ultrasonic devices for a NASDAQ-listed company. He is the inventor or co-inventor of 19 products or processes and has won many achievement awards. Mr. Oehr is the co-inventor of an electrochemical/ultrasonic technology which received the Financial Post 1996 Environmental Gold Award and co-developer of cyanide waste treatment technology which won the first Chemical Institute of Canada Environmental Improvement Award.

Mr. Oehr received his Bachelor of Science (Applied Chemistry) from the University of Waterloo (1971) and his Masters of Science (Electrochemical Engineering) from Waterloo (1974).

Lorrie Hunt

Mr. Hunt is a senior technologist and project manager for the Energy and Environmental Services Group at B.C. Research. He has carried out many environmental sampling programs throughout his 31-year tenure, and will continue to bring this expertise to Sonic. He has carried out numerous permit compliance monitoring programs, contaminated site investigations and contaminated site risk management projects. Mr. Hunt has also been involved in product and process development projects, including the use of low frequency sonication to enhance chemical reactions and the use of ozone for chemical processes.

Mr. Hunt received a Diploma of technology (Honours) in Pollution Treatment from the British Columbia Institute of technology.

B. Compensation

During Sonic's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to Sonic's directors and senior officers by Sonic was $298,162.

Adam R. Sumel, a Director and the President and Chief Executive Officer, is the "Named Executive Officer" of Sonic for the purposes of the following disclosure. The compensation paid to the Named Executive Officer during Sonic's most recently completed financial year is as set out below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Comp- ensation ($)
Adam Ranjit Sumel	2003(1)	108,000(2)	Nil	Nil	150,000	Nil	Nil	Nil

Notes:

(1) For the year ended December 31, 2003.

Sonic has a stock option plan in place dated for reference November 30, 2002, which was then amended on June 25, 2003 to increase the number of shares available for issuance under the plan. The stock option plan was established to provide incentive to qualified parties to increase their proprietary interest in Sonic and thereby encourage their continuing association with Sonic. It is administered by the board of directors and provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of Sonic or its subsidiaries (see "Option Plan" below). All options expire on a date not later than five years after the issuance of such option. On February 3, 2003 an aggregate of 50,000 options to purchase shares were granted to the Named Executive Officer at an exercise price of $1.10. These options expire on February 3, 2008. The shares traded at a high of $1.30 and a low of $1.05 during the 30 day period preceding the date of grant. The number of the unexercised in-the-money options was 2,051,667 at December 31, 2003 and their value was $2,348,334. No share appreciation rights were granted to the Named Executive Officer during these periods.

C. Board Practices

All directors were re-elected at Sonic's annual general meeting on June 24, 2004 and have a term of office expiring at the next annual general meeting of Sonic scheduled for mid-2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

None of the service contracts of any of Sonic's directors contain provisions for benefits upon termination of such director's employment.

Richard Ilich and Doug Forster are members of Sonic's audit, governance and compensation committees. Sonic's directors are all active in its affairs and hence are not independent. The audit committee is elected annually by the directors of Sonic at the first meeting of the board held after Sonic's annual general meeting. Its primary function is to review the financial statements of Sonic before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Sonic's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

D. Employees

At December 31, 2003, Sonic had five direct full-time employees (four officers and one administrative assistant) and one independent contractor (also an officer). Sonic had two employees as of December 31, 2002, and none as of December 31, 2001 (which was prior to the acquisition of the Platform Technology; see "History and Development of Sonic").

E. Share Ownership

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of Sonic as at December 31, 2003 are disclosed under Item 6A. A detailed breakdown of the options held by the Named Executive Officer is as follows.

Name of Optionee	Options Granted	Exercise Price (CAD $)	Expiry Date	Outstanding Options at February 29/04
Adam Sumel	100,000	0.20	November 29, 2005	100,000
	50,000	1.10	February 3, 2008	50,000
	100,000	1.70	September 22, 2008	100,000
Total	250,000			250,000

Each option may be exercised for one common share of Sonic at the exercise price.

Stock Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Sonic it has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Sonic's annual general meeting held on November 30, 2002 and a resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on June 25, 2003 (the "2003 Plan").

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSXV.

Under the 2003 Plan, a total of 2,150,000 shares of Sonic were reserved for share incentive options to be granted at the discretion of Sonic's board of directors to eligible optionees (the "Optionees"). As at June 30, 2004, a total of 1,827,834 share incentive options were issued and outstanding under the 2003 Plan, of which O/S options had been granted to current insiders, and O/S shares remained available for issuance to future Optionees. See Item 10 - "Options".

Material Terms of the 2003 Plan

The following is a summary of the material terms of the 2003 Plan:

  all options granted under the 2003 Plan are non-assignable and non-transferable and can be exercised for up to a period of 5 years;

  an option granted to an optionee who dies while being entitled to exercise an option under the 2003 Plan can be exercised by the optionee's lawful representatives within a period of one year from the date the optionee dies unless the option expires sooner in which case the option must be exercised prior to its expiry date. The 2003 Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

  for stock options granted to employees or service providers (inclusive of management company employees), Sonic is required to represent that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Sonic or of any of its subsidiaries;

  if an optionee, who is a director, employee, consultant or management company employee, ceases to be employed by or to provide services to Sonic (other than as a result of termination with cause) or ceases to act as a director or officer of Sonic or its subsidiary, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed or to provide services or ceases to be a director or officer, as the case may be. Options granted to an option who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities. These limitations are applicable only to the extent that the optionee was eligible to exercise the option on the date of termination;

  the minimum exercise price of an option granted under the 2003 Plan must not be less than the closing price for Sonic's common shares as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by TSXV of up to 25%. In the event that the common shares are not listed on any stock exchange, then the minimum exercise price will be determined by the directors using their discretion but acting in good faith;

  no optionee who is an employee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Sonic in a one year period and this figure is reduced to 2% for consultants;

  options granted under the 2003 Plan will vest and be cumulatively exercisable in instalments at a rate to be fixed by the directors over a period of not less than 18 months. Vesting is generally subject to an optionee remaining in the capacity of an optionee during the vesting period;

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Sonic's knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Sonic, except for those listed below:

Name and Relationship to Corporation	Number of Shares Beneficially Owned as at August 10, 2004(1)	Percentage of Each Class(2)
Adam Sumel President, Chief Executive Officer and Director	844,400 (3)	4.8%
Doulas B. Forster, Director	805,455 (4)	4.6%
Eurobel Capital Partners Corp.	925,000	5.3%

(1) The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the "beneficial owner" of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.

(2) Based on 17,561,826 common shares issued and outstanding at August 10, 2004.

(3) In addition, Mr. Sumel holds options to purchase an additional 450,000 common shares.

(4) In addition, Mr. Forster holds options to purchase an additional 200,000 common shares.

For information on the holdings of insiders see Item 6A.

The shareholders listed above have the same voting rights as our other shareholders.

Except as described below, there have not been any significant changes in the percentage ownership held by any of the major shareholders of Sonic during the past three years:

Name and Relationship to Corporation	Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership During the Past Three Years
Adam Sumel President, Chief Executive Officer and Director	December 12, 2002	Mr. Sumel was issued 375,000 common shares on completion of Sonic's acquisition of SESI in exchange for 750,000 shares of SESI held by Mr. Sumel.
Douglas B. Forster, Director	December 12, 2002

Mr. Forster was issued 45,455 shares in 2002 in connection with a bridge loan, as described in Item 4.A of this Form 20-F. Mr. Forster purchased 200,000 shares in Sonic's private placement financing completed in 2002 in connection with the acquisition of SESI.

Eurobel Capital Partners Corp.	December 12, 2002	Eurobel Capital Partners Corp. was issued 925,000 common shares on completion of Sonic's acquisition of SESI in exchange for 1,850,000 shares of SESI held by Eurobel Capital Partners Corp.

The following summarizes the holdings of each of our major shareholders:

	As of December 31, 2003		Holdings December 31, 2002		Holdings December 31, 2001		Holdings December 31, 2000
Adam Sumel[1]	844,400	(5.5%)	900,000	(8.5%)	500,000	(16.3%)	500,000	(16.7%)
Douglas Forster[1]	805,455	(5.3%)	805,455	(7.6%)	500,000	(16.3%)	500,000	(16.7%)
Eurobel Capital Partners Corp.	925,000		925,000		NIL		NIL

Transfer Agent

Sonic's securities are recorded on the books of its transfer agent, Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 (604) 689-9853) in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Sonic does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

United States Securities Holders

Based on the records of Sonic's transfer agent, Pacific Corporate Trust Company, at August 10, 2004 there was one (1) registered holder of Sonic's common shares with a United States address who collectively held 450,000 shares or approximately 2.6% of Sonic's issued and outstanding common shares.

Control

To the best of its knowledge, Sonic is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to Sonic which, at a subsequent date, may result in a change in control of Sonic.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally officers, directors and holders of 10% or more of Sonic's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Sonic's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

Pursuant to a purchase agreement dated August 1, 2003 between Sonic and Proline Industries Inc. (50% of Proline was owned by Mr. Matt Wilson, an executive officer of Sonic and 50% by his spouse), Sonic paid $67,675 and issued 100,000 common shares, which were subject to escrow terms over a two-year period, for 100% of Contech. See Item 4.A of this Form 20-F - "History and Development of Sonic" under the heading "Acquisition of Contech".

Sonic acquired the Platform Technology from SESI on August 31, 2002 pursuant to the Arrangement Agreement described in Item 4.A of this Form 20-F - "History and Development of Sonic" under the heading "Acquisition of SESI". At the time, Mr. Adam Sumel held over 10% of the issued and outstanding shares of each of Sonic and SESI.

During fiscal 2002, two directors, namely Messrs. Forster and Ilich (Forster through his company Quarry Capital Corp.) lent Sonic $150,000 (each lender as to $75,000). The loans were repaid from proceeds of a private placement completed in December 2002, including interest of $3,164 (10% per annum). As consideration for the loan, the lenders each received 45,455 shares of Sonic having a value at that time of $30,000. See Item 4.A of this Form 20-F - "History and Development of Sonic" under the heading "Bridge Loan".

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 "Financial Statements" and pages 4 through 8 of this Form 20-F.

Legal Proceedings

On April 29, 2003, Sonic filed a statement of claim against Global Business Exchange Co. ("Global"), a Vancouver-based company which had prepared investor material which implied Global had legal rights to technology which appeared to infringe on Sonic's Platform Technology. As of the date hereof, a substantive response to this claim had not been received from Global, and the management of Sonic anticipates that Global may not defend this claim. Sonic understands that Global's investment material is no longer in circulation.

Sonic is not involved in any other litigation or legal arbitration proceedings and to Sonic's knowledge, no material legal proceedings involving Sonic are to be initiated against Sonic.

Dividend Policy

Sonic has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Sonic are being retained for soil remediation projects.

B. Significant Changes

There have been no significant changes to the business of Sonic since December 31, 2003 except as disclosed herein.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

The following table shows the progression in high and low trading prices of the common shares of Sonic on the TSX Venture Exchange for the periods listed.

TSX Venture - symbol: SNV (Trading in Canadian Dollars)
	High	Low
	($)	($)
Annual
2003	3.58	1.05
2002	1.10	0.15
2001	0.60	0.15
2000	0.40	0.30
By Quarter
For the Period from Feb. 1- Dec. 31, 2003
Fourth Quarter	3.58	1.80
Third Quarter	2.00	1.30
Second Quarter	2.00	1.43
First Quarter (2 months)	1.54	1.08
For the Year ending Jan. 31, 2003
Fourth Quarter	1.30	0.44
Third Quarter	0.44	0.44
Second Quarter	0.44	0.30
First Quarter	0.45	0.25
Monthly
July 2004	3.25	2.85
June 2004	3.40	1.82
May 2004	2.05	1.61
April 2004	2.40	1.80
March, 2004	2.80	2.15
February, 2004	2.70	2.30
January, 2004	2.95	2.30
December, 2003	3.58	2.70
November, 2003	3.20	2.35
October, 2003	2.80	1.80

Sonic share trading information is also available through free internet search services (for example, see Yahoo.com, enter SNV.V).

B. Plan of Distribution

Not applicable.

C. Markets

The shares of Sonic have traded in Canada on the TSX Venture Exchange since November 29, 2000, (symbol:SNV; @ Yahoo SNV.V). Sonic was originally listed under the name "ADR Global Enterprises Ltd." (see "History and Development of Sonic").

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Sonic's share capital consists of one class only, namely common shares without par value, of which 100,000,000 shares are authorized and 15,261,378 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2003. As of June 30, 2004, there were 17,523,492 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited financial statements provides details of all share issuances effected by Sonic in the issue price per share since inception. There are no shares of Sonic which are held by or on behalf of Sonic. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Sonic rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. A summary of Sonic's outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

Sonic's outstanding common share purchase warrants as at December 31, 2003 are as follows:

Number	Exercise Price	Expiry Date
226,500	$0.50	June 12, 2004
1,880,000	$1.00	June 12, 2004
400,000	$1.80	October 31, 2005
2,000,000	$2.10	October 31, 2005
4,506,500

During the period from December 31, 2003 to June 30, 2004, 1,880,000 of the warrants listed above at a weighted average exercise price of $1.00 were exercised, 226,500 of the warrants listed above at an exercise price of $0.50 and 138,715 of the warrants listed above at an exercise price of $1.80.

Management Incentive Options

The following table shows Sonic's outstanding options as at June 30, 2004. All options have a five year term.

	Options Granted	Exercise Price (CAD$)	Expiry Date	Options Outstanding at June 30, 2004
Current and Former Directors and Officers	300,000	$0.20	November 29, 2005	300,000
	400,000	$0.50	December 12, 2007	397,500
	250,000	$1.10	February 3, 2008	250,000
	50,000	$2.30	January 16, 2009	50,000
	400,000	$1.70	September 22, 2008	400,000
	275,000	$2.50	November 10, 2008	35,000
Technical Advisory Board	150,000	$0.50	December 12, 2007	128,334
Current and Former Employees and Consultants	25,000	$0.50	December 12, 2007	17,000
	100,000	$1.10	February 3, 2008	100,000
	150,000	$1.48	April 2, 2008	150,000
TOTAL	2,100,000			1,827,834

Since June 30, 2004, Sonic has granted an additional 305,000 options to directors, officers, employees and consultants having an exercise price of CAD$3.15 and an expiry date of July 6, 2009. In addition Sonic granted 200,000 options to a director and officer having an exercise price of CAD$2.95 and an expiry date of July 6, 2009. Subsequent to June 30, 2004 18,334 options were exercised for total proceeds of $9,167.

Fully Diluted Share Capital

A summary of Sonic's diluted share capital at June 30, 2004, 2004 is as follows:

Issued	17,523,492
Options outstanding	1,827,834
Warrants outstanding	2,261,285
Fully Diluted share position	21,612,611

History of Share Capital

A summary of the changes to Sonic's share capital over the last three years as follows:

	Number of Shares	Amount
Private placement	1,500,000	150,000
Public offering	1,500,000	261,938
Balance January 31, 2001	3,000,000	411,938
Agent's warrants exercised	75,000	15,000
Balance January 31, 2002	3,075,000	426,938
Private placement	4,400,000	1,955,900
Agent's warrants exercised	75,000	15,000
Issued to acquire Sonic Energy Systems Inc.	2,997,135	5,375
Bridge loan bonus shares	90,910	30,000
Stock compensation expense	-	6,468
Balance January 31, 2003	10,638,045	2,439,681
Exercise of options	13,333	6,667
Agent's warrants exercised	190,000	95,000
Exercise of warrants	320,000	320,000
Acquisition of Contech	100,000	1
Private placement	4,000,000	6,588,732
Stock compensation expense	-	330,376
Balance, December 31, 2003	15,261,378	9,780,457
Exercise of warrants (unaudited)	2,240,864	2,235,106
Exercise of options (unaudited)	18,833	9,416
Stock compensation expense (unaudited)	-	249,622
Shares allotted for exercise of warrants	2,417	4,351
Balance, June 30, 2004 (unaudited)	15,340,211	9,877,671

B. Memorandum and Articles of Association

Sonic's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 600692. A copy of the Articles of Association and Memorandum are filed with this initial registration statement on Form 20-F as an exhibit. (See Item 19.)

Objects and Purposes

Sonic's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Company Act or herein

"BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Sonic's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting (or actually elected at the preceding annual shareholders' meeting). Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat. There are no staggered directorships among Sonic's directors. Under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Sonic's Articles or under the BCCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Sonic's best interests, but the directors may not authorize Sonic to provide financial assistance for any reason where Sonic is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Sonic in order to qualify as directors.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Sonic or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors' compensation is not a matter on which they must abstain. Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Sonic is, or would thereby become, insolvent.

Voting Rights

Each Sonic share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Sonic.

Rights to Profits and Liquidation Rights

All common shares of Sonic participate rateably in any net profit or loss of Sonic and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

Sonic has no redeemable securities authorized or issued. Therefore, Sonic has no sinking fund or like security redemption fund.

Shares Fully Paid

All Sonic shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Sonic which provide a right to any person to participate in offerings of Sonic's equity or other securities

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Sonic require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Sonic's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Sonic elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Sonic.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Sonic but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Sonic will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Sonic makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Sonic must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

No Limitation on Foreign Ownership

There are no limitations under Sonic's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls").

Change in Control

Sonic has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Sonic does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Sonic's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Sonic do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Sonic's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Sonic but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports will be available on the Internet at www.sedi.ca.

Sonic Subsidiaries

Both of Sonic's subsidiaries (Contech and SESI Systems Ltd.) are wholly owned British Columbia companies whose constituting documents and legal constraints are similar to Sonics as described above. There are no impediments to Sonic's full control over these entities.

Securities Act (British Columbia)

This statute applies to Sonic and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Sonic shareholders regardless of residence have equal rights under this legislation.

C. Material Contracts

The material contracts to which Sonic is a party which were entered into during the last two years are as follows:

1. Arrangement Agreement dated effective August 31, 2002, among Sonic (at that time, ADR Global Enterprises Ltd.), 649334 B.C. Ltd. and SESI regarding acquisition of SESI by Sonic, as discussed in detail under Item 4.A of this Form 20-F under the heading "Acquisition of SESI Systems Inc."

2. Escrow agreement dated December 11, 2002 among Sonic, Pacific Corporate Trust Company ("PCTC") and the shareholders of SESI whereby the shareholders of SESI receiving common shares of Sonic pursuant to the Arrangement Agreement, as discussed in detail under Item 4.A of this Form 20-F under the heading "Acquisition of SESI Systems Inc."

3. Sonic's 2003 Stock Option Plan (see "Share Ownership - Stock Option Plan") dated June 25, 2003, as discussed in detail under Item 6.E of this Form 20-F under the heading "Material Terms of the 2003 Plan";

4. Agreement among Sonic, Proline Industries Inc., Matt Wilson and Diane Wilson dated effective August 1, 2003 regarding the sale of all the issued and outstanding shares of Contech to Sonic, as discussed in detail under Item 4.A of this Form 20-F under the heading "Acquisition of Contech";

5. Executive Service Contracts. Sonic has a number of executive services or consulting contracts outstanding with its executives.

(a) Mr. Sumel's consulting company Carlisle Holdings Ltd. has a two-year agreement dated July 1, 2002 whereby it provides Mr. Sumel's services as President and Chief Executive Officer for $6,000 per month. Carlisle will receive bonuses of between approximately 20% and 40% of the base salary if New Sonic achieves revenue targets of $500,000 and $1,000,000 in the first year and $1,000,000 and $2,000,000 in the second year. The agreement also provides for one year's salary as severance if Mr. Sumel should elect to resign after a change of control of the Issuer. The term of this agreement has expired and we are currently negotiating a new employment agreement with Mr. Sumel.

(b) Dr. McElroy has a one-year contract which was effective October 1, 2002, and was extended for a further year prior to expiry, for substantially full-time engineering executive services. This contract currently pays $8,333 per month with a bonus payable based on gross revenues of Sonic.

(c) Mr. Farrauto entered into a one-year consulting agreement with Sonic in the name of his corporate nominee, No. 348 Sail View Ventures Ltd., effective December 15, 2002, which was extended for a further year prior to expiry. This contract currently pays a monthly consideration of $5,000 for his services as Chief Financial Officer.

(d) Mr. Wilson entered into a two-year contract with Sonic effective February 1, 2004 for his services as Vice-President, Business Development at a monthly salary of $8,333 with a bonus payable based on gross revenues of Sonic.

(e) Dr. Hill commenced his position as Sonic's Vice-President, Research & Development on December 2, 2003 at a monthly salary of $6,500. A written agreement was being negotiated as at the date hereof.

These contracts contain appropriate confidentiality and non-disclosure provisions regarding Sonic's technology.

  Sonic leases its facilities as follows:

  (a) Sonic leases the demonstration facility in Richmond, B.C. where Plant One is located from Hazco Environmental Services Inc. pursuant to a Property Lease agreement dated October 21, 2003. The lease is for one year expiring November 1, 2004, with a yearly extension option. The rent for the site is $24,000 per year with an additional $50 per tonne of material handled through Plant One currently located on the facility, calculated monthly;

  (b) Sonic's acquisition of Contech included its contaminated waste handling plant on Mitchell Island, Richmond, B.C. This plant is leased on a monthly basis by verbal agreement at a rent of $3,100 per month; and

  (c) Sonic's head office space at 1778 West 2nd Avenue, Vancouver, British Columbia is also leased on a monthly basis by verbal agreement at a rent of $1900 per month;

  Cost-Sharing and Collaboration Agreement dated December 12, 2003 between Sonic and the Minister of Natural Resources (CANMET) under which the parties agreed to assign designated tasks amongst themselves with respect to the process developed by CANMET involving the treatment of polluting ash residue resulting from coal burning utilities. This agreement expires on June 30, 2004, and the decision as to whether or not it will be renewed will be based on the results of testing. Sonic also provides CANMET with a license to use its Platform Technology under the agreement, and CANMET provided Sonic with a separate option to license CANMET's technology. Sonic is required to contribute $27,800 in expenses and work requirements under the terms of this agreement, $3,295 of which remains to be paid.

  Sonic entered into a property clean-up agreement dated July 23, 2004 with Juker Holdings Ltd. relating to the on-site clean-up and treatment of approximately 3,100 tons of PCB contaminated soil and other materials on property owned by Juker Holdings Ltd., as described under Item 4.B of this Form 20-F under the heading "Juker Holdings Soil Remediation Contract".

D. Exchange Controls

Sonic is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Sonic (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Sonic on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Sonic's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Sonic does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Sonic's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Sonic's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Sonic was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Sonic and the value of the assets of Sonic, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Sonic. An investment in the Common Shares of Sonic by a WTO Investor, or by a non-Canadian when Sonic was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Sonic and the value of the assets of Sonic, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds CAD$192 million. A non-Canadian would acquire control of Sonic for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Sonic. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Sonic unless it could be established that, on the acquisition, Sonic was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Sonic will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of Sonic would be exempt from the Investment Act, including

(a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) an acquisition of control of Sonic in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c) an acquisition of control of Sonic by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Sonic, through the ownership of the Common Shares, remained unchanged.

E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Sonic, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Sonic will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Sonic's voting shares). Sonic will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Sonic's issued shares of any class or series.  If the shares of Sonic constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses  may carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Sonic's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Sonic. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, we urge holders and prospective holders of common shares of Sonic to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Sonic, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Sonic who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets  and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Sonic

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Sonic are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Sonic has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Sonic, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Sonic generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Sonic may, under certain circumstances, be entitled to a 70%

(or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Sonic) deduction of the United States source portion of dividends received from Sonic (unless Sonic qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Sonic does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Sonic's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Sonic's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Sonic may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Sonic will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Sonic should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Sonic

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Sonic equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Sonic. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Sonic will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Sonic's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Sonic's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Sonic may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Sonic does not actually distribute such income. Sonic does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Sonic will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Sonic's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Sonic is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Sonic may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Sonic does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Sonic will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Sonic appears to have been a PFIC for the fiscal year ended December 31,  2003 , and at least certain prior fiscal years. In addition, Sonic expects to qualify as a PFIC for the fiscal year ending December 31,  2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Sonic is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Sonic. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Sonic as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Sonic qualifies as a PFIC on his pro rata share of Sonic's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Sonic's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Sonic is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Sonic qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Sonic is a controlled foreign corporation, the U.S. Holder's pro rata share of Sonic's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Sonic's first tax year in which Sonic qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Sonic in which Sonic is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Sonic common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Sonic's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Sonic must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Sonic intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Sonic. Sonic urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Sonic, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Sonic ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Sonic does not qualify as a PFIC. Therefore, if Sonic again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Sonic qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Sonic. Therefore, if such U.S. Holder reacquires an interest in Sonic, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Sonic qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Sonic common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Sonic.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Sonic common shares and all excess distributions on his Sonic common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Sonic (i) which began after December 31, 1986, and (ii) for which Sonic was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Sonic is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Sonic common shares, then Sonic will continue to be treated as a PFIC with respect to such Sonic common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Sonic common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Sonic common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Sonic as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Sonic included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Sonic will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Sonic common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Sonic are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing

U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Sonic common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Sonic is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Sonic, certain adverse rules may apply in the event that both Sonic and any foreign corporation in which Sonic directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Sonic intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Sonic that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Sonic (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Sonic (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Sonic and does not dispose of its common shares. Sonic strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Sonic common shares while Sonic is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Sonic is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Sonic ("United States Shareholder"), Sonic could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Sonic which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Sonic attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Sonic does not believe that it currently qualifies as a CFC. However, there can be no assurance that Sonic will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Included with this Form 20-F is the consent of Sonic's auditors, Staley Okada & Partners, to the inclusion of the following audit reports of Staley Okada & Partners in the Form 20-F:

1. Audit report dated January 23, 2004 on the audited financial statements of Sonic for the eleven months ended December 31, 2003 and the years ended January 31, 2003 and 2002; and

2. Audit report dated August 5, 2004 on the audited financial statements of SESI for the period ended December 12, 2002 and the years ended January 31, 2002 and 2001.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Sonic, 1778 West 2nd Avenue, Vancouver, British Columbia V6J 1H6 or on request of Sonic at 604-736-2552, attention: Adam Sumel. Copies of Sonic's consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I. Subsidiary Information

All subsidiary information for Sonic is included in its consolidated financial statements.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sonic's operations do not employ complex financial instruments or derivatives, and given that Sonic keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks. In the event Sonic experiences substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to our customers, and certain other credit risks associated with our operations.

Sonic is equity financed and does not have any debt which could be subject to significant interest rate change risks. Sonic has raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future. Sonic does not believe it has any materially significant market risks relating to its operations resulting from foreign exchange rates due to the relatively narrow movement of the exchange rate of the U.S. dollar relative to the Canadian dollar. However, if we enter into financings or other business arrangements denominated in a currency other than the Canadian or United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that could be significant.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

1TEM 16B CODE OF ETHICS

Not applicable.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of Sonic or any "affiliated purchaser" of Sonic's equity securities.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

A. Sonic Environmental Solutions Inc.

1. Audited financial statements for the period ended December 31, 2003 and the years ended January 31, 2003 and 2002 comprised of the following:

(a) Auditors' Reports on the consolidated balance sheets as at December 31, 2003 and January 31, 2003 and 2002, and the consolidated statements of changes in shareholders' equity, loss and cash flows for each of the three periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003;

(b) Consolidated Balance Sheets as at December 31, 2003, January 31, 2003 and January 31, 2002;

(c) Consolidated Statement of Shareholders' Equity for period from February 4, 2000 (inception) to December 31, 2003;

(d) Consolidated Statements of Loss for each of the periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003;

(e) Consolidated Statements of Cash Flows for the periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003; and

(f) Notes to the consolidated financial statements.

2. Unaudited interim financial statements for the six month period ended June 30, 2004 comprised of the following:

(a) Consolidated Balance Sheets as at June 30, 2004 and December 31, 2003;

(b) Consolidated Statement of Shareholders' Equity for the period from inception (February 4, 2000) to June 30, 2004;

(c) Consolidated Statements of Loss for each of the six month periods ended June 30, 2004 and July 31, 2004 and cumulative from February 4, 2000 to June 30, 2004;

(d) Consolidated Statements of Cash Flows for the six month periods ended June 30, 2004 and July 31, 2004 and cumulative from February 4, 2000 to June 30, 2004; and

(e) Notes to the consolidated financial statements.

B. SESI Systems Inc.

1. Audited financial statements for the period ended December 12, 2002 and the years ended January 31, 2002 and 2001 comprised of the following:

(a) Auditors' Reports on the balance sheets as at December 12, 2002 and January 31, 2002 and 2001; and the statement of changes in shareholders' equity (deficiency), income (loss) and cash flows for the period ended December 12, 2002 and the years ended January 31, 2002 and January 31, 2001;

(b) Balance Sheets as at December 12, 2002, January 31, 2002 and January 31, 2001;

(c) Statement of Shareholders' Equity (Deficiency) for the periods ended December 12, 2002, January 31, 2001 and 2002 and cumulative from January 9, 2001 (inception) to December 12, 2002;

(d) Statements of Income (Loss) for the period ended December 12, 2002 and the years ended January 31, 2002 and 2001, and cumulative from January 9, 2001 (inception) to December 12, 2002;

(e) Statements of Cash Flows for the period ended December 12, 2002 and the years ended January 31, 2002 and 2001, and cumulative from January 9, 2001 (inception) to December 12, 2002; and

(f) Notes to the financial statements.

SONIC ENVIRONMENTAL SOLUTIONS INC.

(Formerly ADR Global Enterprises Ltd.)

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, January 31, 2003 and 2002

STALEY, OKADA & PARTNERS
Chartered Accountants

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-3800
info@staleyokada.com
www.staleyokada.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Sonic Environmental Solutions Inc.:

We have audited the consolidated balance sheet of Sonic Environmental Solutions Inc. (formerly ADR Global Enterprises Ltd.) (A Development Stage Company) as at December 31, 2003, January 31, 2003 and 2002 and the consolidated statements of changes in shareholders' equity, loss and cash flows for the periods then ended and for the period from February 4, 2000 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, January 31, 2003 and 2002 and the changes in shareholders' equity, results of its operations and its cash flows for the periods then ended and for the period from February 4, 2000 (inception) to December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding periods.

"Staley, Okada & Partners"
Vancouver, B.C.	STALEY, OKADA & PARTNERS
January 23, 2004	CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of independent professional firms, a member of the Institute of Chartered Accountants of British Columbia, a partnership of Incorporated professionals; L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

Sonic Environmental Solutions Inc.	Statement 1
(Formerly ADR Global Enterprises Ltd.) (A Development Stage Company)
Consolidated Balance Sheet
Canadian Funds

ASSETS	December 31 2003	January 31 2003	January 31 2002
Current
Cash and cash equivalents	$7,179,652	$1,568,290	$181,670
Amounts receivable	151,121	28,775	350
Prepaid expenses	70,115	8,260	-
	7,400,888	1,605,325	182,020
Property, Plant and Equipment (Note 4)	274,818	86,089	3,469
Deferred Development Costs (Note 5)	589,161	362,979	-
Patents (Note 6)	17,809	22,825	-
	$8,282,676	$2,077,218	$185,489
LIABILITIES
Current
Accounts payable	$117,608	$121,272	$6,012
Accrued liabilities	54,864	45,871	2,000
Due to related parties (Note 11b)	46,858	9,000	-
	219,330	176,143	8,012
SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Notes 9 and 10)	9,780,457	2,439,681	426,938
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
15,261,378 (January 31, 2003 - 10,638,045; 2002 - 3,075,000) shares
Deficit Accumulated During the Development Stage- Statement 2	(1,717,111)	(538,606)	(249,461)
	8,063,346	1,901,075	177,477
	$8,282,676	$2,077,218	$185,489

ON BEHALF OF THE BOARD:

                                                  , Director

                                                  , Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)	Statement 2
Consolidated Statement of Shareholders' Equity
Canadian Funds

	Common Shares		Accumulated Deficit	Total
	Number	Amount
Inception - February 4, 2000	-	$-	$-	$-
Private placement	1,500,000	150,000	-	150,000
Public offering	1,500,000	300,000	-	300,000
Shares issuance costs	-	(38,062)	-	(38,062)
Loss for the period	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	15,000
Loss for the period - Statement 3	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	2,200,000
Exercise of warrants	75,000	15,000	-	15,000
Acquisition of a subsidiary (Note 7)	2,997,135	5,375	-	5,375
Bridge loan share bonus (Note 11d)	90,910	30,000	-	30,000
Shares issuance costs	-	(244,100)	-	(244,100)
Stock-based compensation	-	6,468	-	6,468
Loss for the period - Statement 3	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,439,681	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	7,200,000
Exercise of warrants	510,000	415,000	-	415,000
Exercise of options	13,333	6,667	-	6,667
Acquisition of a subsidiary (Note 8)	100,000	1	-	1
Shares issuance costs	-	(611,268)	-	(611,268)
Stock-based compensation (Note 10)	-	330,376	-	330,376
Loss for the period - Statement 3	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	$ 9,780,457	$(1,717,111)	$8,063,346

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Cumulative Amounts from February 4, 2000 (Inception) to December 31	For the Eleven Months Ended December 31	For the Years Ended January 31
	2003	2003	2003	2002
Expenses
Advertising	$79,721	$54,925	$22,631	$1,011
Automobile	27,560	27,560	-	-
Amortization	16,202	12,359	2,357	991
Bank charges and interest	34,750	828	33,554	242
Consulting fees	286,701	115,665	83,456	87,580
Due diligence searches	36,863	-	-	36,863
Insurance	23,822	18,659	5,163	-
Legal and accounting	208,988	112,574	21,438	38,067
Office, postage and printing	70,397	37,549	20,796	2,095
Rent	90,237	42,401	22,266	14,544
Salaries and wages	300,343	263,095	37,248	-
Salaries and wages - Stock compensation (Note 10b)	265,131	258,663	6,468	-
Shareholder relations	53,947	47,630	6,317	-
Shareholder relations - Stock compensation (Note 10b)	71,713	71,713	-	-
Telephone and utilities	52,375	24,890	12,586	10,318
Trade shows	3,399	-	3,399	-
Transfer agent, regulatory fees	36,121	17,108	11,245	6,268
Travel and promotion	127,586	121,651	5,935	-
Loss Before the Undernoted	(1,785,856)	(1,227,270)	(294,859)	(197,979)
Interest income	65,415	45,435	5,714	11,641
PCB collection and destruction revenue, net	3,330	3,330	-	-
Loss for the Period	$(1,717,111)	$(1,178,505)	$(289,145)	$(186,338)
Loss per Share - Basic and Diluted		$(0.12)	$(0.07)	$(0.06)
Weighted Average Number of Common Shares Outstanding		9,594,092	3,857,359	3,054,658

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Cumulative Amounts from February 4, 2000 (Inception) to December 31	For the Eleven Months Ended December 31	For the Years Ended January 31
	2003	2003	2003	2002
Operating Activities
Loss for the year	$(1,717,111)	$(1,178,505)	$(289,145)	$(186,338)
Items not affecting cash:
Amortization	16,202	12,359	2,357	991
Issuance of shares for bonuses payable	30,000	-	30,000	-
Stock-based compensation	336,844	330,376	6,468	-
	(1,334,065)	(835,770)	(250,320)	(185,347)
Adjustment for purchase of subsidiary
Working capital deficiency acquired	(140,133)	33,311	(173,444)	-
	(1,474,198)	(802,459)	(423,764)	(185,347)
Net changes in non-cash working capital components
Amounts receivable	(151,121)	(122,346)	(28,425)	6,365
Accounts payable	117,608	(3,664)	115,260	3,512
Accrued liabilities	54,864	8,993	43,871	2,000
Prepaid expenses	(70,115)	(61,855)	(8,260)	-
Due to related parties	13,483	4,483	9,000	-
	(1,509,479)	(976,848)	(292,318)	(173,470)
Investing Activities
Acquisition of subsidiary	(34,000)	(34,000)	-	-
Property, plant and equipment acquired	(256,955)	(167,023)	(84,977)	-
Patents	(30,294)	(7,469)	(22,825)	-
Deferred development costs	(397,857)	(213,697)	(184,160)	-
	(719,106)	(422,189)	(291,962)	-
Financing Activities
Cash received for shares	10,301,667	7,621,667	2,215,000	15,000
Share issuance costs	(893,430)	(611,268)	(244,100)	-
	9,408,237	7,010,399	1,970,900	15,000
Net Increase (Decrease) in Cash and Cash Equivalents	7,179,652	5,611,362	1,386,620	(158,470)
Cash and cash equivalents - Beginning of period	-	1,568,290	181,670	340,140
Cash and Cash Equivalents - End of Period	$7,179,652	$7,179,652	$1,568,290	$181,670
Supplemental Schedule of Non-Cash Transactions:
Property, plant and equipment costs acquired on purchase of a subsidiary	$34,065	$34,065	$-	$-
Amortization of patents capitalized as deferred development costs	$12,485	$12,485	$-	$-
Deferred development costs acquired on purchase of a subsidiary	$178,819	$-	$178,819	$-
Accrued costs of acquisition of a subsidiary and amount due to related parties	$33,375	$33,375	$-	$-
Shares issued for interest expense	$30,000	$-	$30,000	$-
Shares issued for purchase of subsidiary	$5,376	$1	$5,375	$-
Stock-based compensation	$336,844	$330,376	$6,468	$-

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

1. Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls ("PCB") contaminated soils.

As at the date of these financial statements, the Company has not yet developed its technology to commercial production. The ability of the Company to realize the costs it has incurred to date on this technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company's rights.

2. Significant Accounting Policies

a) Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

    SESI Systems Inc. ("SESI"), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. SESI develops and patents a low frequency sonic generator technology for environmental remediation. The Company acquired 100% of shares of SESI on December 12, 2002 (Note 7).

    Contech PCB Containment Technology Inc. ("Contech"), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non-proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of shares of Contech effective August 1, 2003 (Note 8).

Both acquisitions have been accounted for under the purchase method of accounting. All inter-Company transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of all the above subsidiaries from the date of acquisition to the year-end date.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

2. Significant Accounting Policies - Continued

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

c) Research and Development Costs

New product development costs and existing product enhancement costs are deferred to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. These deferred development costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, the Company reassesses the relevant criteria for deferral and amortization and reviews the deferred development costs for impairment. No amortization expense was recorded to date, as the company has not completed the development of the new technology.

d) Patent Rights

Patent rights are recorded at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patents rights are charged to deferred development costs, as applicable.

At each reporting date, management reviews its amortization periods for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

e) Property, Plant and Equipment and Amortization

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

  Computer equipment - 30% declining balance

  Furniture and office equipment - 20% declining balance

    Leasehold improvements - straight-line over the economic life
    Vehicles - 30% declining balance
    Machinery and equipment - 20% declining balance

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

2. Significant Accounting Policies - Continued

f) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

g) Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock based compensation and other stock-based payments, effective to all awards granted on or after February 1, 2002. This established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for rewards made to employees.

h) Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and collectibility is reasonably assured.

i) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

2. Significant Accounting Policies - Continued

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Depreciation	Net Book Value December 31 2003	Net Book Value January 31 2003	Net Book Value January 31 2002
Computer equipment	$63,437	$29,318	$34,119	$4,992	$-
Furniture and office equipment	49,801	29,379	20,422	4,366	-
Leasehold improvements	5,370	-	5,370	-	3,469
Vehicles	72,495	61,296	11,199	-	-
Machinery and equipment	178,748	58,431	120,317	76,731	-
Plant One	83,391	-	83,391	-	-
	$453,242	$178,424	$274,818	$86,089	$3,469

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

5. Deferred Development Costs

Activities during each period are as follows:

	December 31 2003	January 31 2003
Balance - beginning of period	$362,979	$-
Amortization of patents	12,485	-
Construction - Plant One	51,371	-
Consulting - Plant One	16,000	-
Costs acquired on acquisition of SESI	-	178,819
Engineering - Plant One	28,485	3,189
Generator	21,278	9,790
Legal	-	171,181
Patent maintenance fees	23,564	-
Salaries and wages	72,999	-
Total additions during the period	226,182	362,979
Balance - end of period	$589,161	$362,979

Summary is as follows:

	December 31 2003	January 31 2003
Acquisition costs
Legal	$213,083	$213,083
Acquisition fees	11,640	11,640
Development costs
Amortization of patent costs	12,485	-
Construction - Plant One	51,371	-
Consulting	66,050	66,050
Consulting - Plant One	16,000	-
Engineering - Plant One	31,674	3,189
Generator	31,068	9,790
Manufactured equipment	9,100	9,100
Patent maintenance fees	43,024	19,460
Salaries and wages	72,999	-
Technical review	30,667	30,667
	$589,161	$362,979

To date no depreciation expense was recorded against deferred development costs as the Company has not yet reached the commercial usage stage.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

6. Patents

The company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls ("PCB") contaminated soils.

Activities during each period are as follows:

	December 31 2003	January 31 2003
Balance - beginning of period	$22,825	$-
Current period costs:
Legal	7,469	22,825
Less: Amortization	(12,485)	-
Balance - end of period	$17,809	$22,825

Summary is as follows:

	December 31 2003	January 31 2003
Legal costs	$30,294	$22,825
Less: Amortization	(12,485)	-
	$17,809	$22,825

7. Acquisition of SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic Technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at $5,375 as it was a related party transaction. Details of SESI assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values
Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI's costs accumulated to the date of the acquisition on the Sonic Technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company's books for the deferred development costs. At the date of acquisition, management anticipated that a budget of $769,000 was required to take the technology to the proof of concept state.

The amount due to SESI related to funds advanced by the Company to SESI for working capital.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

8. Acquisition of Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired a 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company must pay $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid to date $9,000), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair value of the identifiable assets less the cash consideration paid. Due diligence costs have been expensed as current period costs

9. Share Capital

a) i) Authorized: 100,000,000 common shares without par value.

   ii) Common shares and warrants are recorded in share capital for the gross proceeds received less any direct share issuance costs.

b) On December 11, 2002, the Company issued, by private placement, 4,400,000 units at $0.50 per unit for gross proceeds of $2,200,000. Each unit consisted of one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $1.00 until June 12, 2004. The Company incurred $244,100 of share issuance costs and granted to the agent 416,500 warrants exercisable at $0.50 per share on or before June 12, 2004.

c) On October 31, 2003, the Company issued, by private placement, 4,000,000 units at $1.80 per unit for gross proceeds of $7,200,000. Each unit consisted of one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $2.10 until October 31, 2005. The Company paid a commission fee of $540,000 and incurred $71,268 of additional share issuance costs. The Company also granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

9. Share Capital - Continued

d) Share Purchase Options

i) The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date. Options vest on the grant date.

ii) A summary of the Company's options at December 31, 2003 and the changes for the period are as follows:
Exercise Price	Outstanding January 31 2003	Granted	Exercised	Expired or Cancelled	Outstanding December 31 2003	Expiry date
$0.20	300,000	-	-	-	300,000	November 29, 2005
$0.50	575,000	-	(13,333)	-	561,667	December 12, 2007
$1.10	-	350,000	-	-	350,000	February 3, 2008
$1.45	-	150,000	-	-	150,000	April 8, 2005
$1.70	-	400,000	-	-	400,000	September 22, 2008
$2.50	-	290,000	-	-	290,000	November 10, 2008
	875,000	1,190,000	(13,333)	-	2,051,667
Weighted average exercise price	$0.40	$1.69	$0.50	$ -	$1.14

iii) Subsequent to period-end, the Company granted to an officer of the Company 50,000 options exercisable at $2.30 per share until January 16, 2009.

Subsequent to period-end, there were 16,333 options exercised at $0.50 per share, and 5,000 stock options exercisable at $2.50 per share were cancelled.

e) Warrants

Details are as follows:

Exercise Price	Outstanding January 31 2003	Granted	Exercised	Expired or Cancelled	Outstanding December 31 2003	Expiry date
$0.50	416,500	-	(190,000)	-	226,500	June 12, 2004
$1.00	2,200,000	-	(320,000)	-	1,880,000	June 12, 2004
$2.10	-	2,000,000	-	-	2,000,000	October 31, 2005
$1.80	-	400,000	-	-	400,000	October 31, 2005
	2,616,500	2,400,000	(510,000)	-	4,506,500
Weighted average exercise price	$0.92	$2.05	$0.81	$ -	$1.53

Subsequent to period-end, there were 50,000 warrants exercised at $1.00 per share.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

9. Share Capital - Continued

f) Escrow Shares

As at December 31, 2003 there are 4,087,679 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as the regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i) There were 1,650,910 shares placed in escrow to be released as to 10% of these shares following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow is expected on December 16, 2005. During the current period there were 495,276 (January 31, 2003 - 165,090) shares released from escrow, leaving 990,544 in escrow at December 31, 2003.

ii) An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from escrow as at December 31, 2003.

iii) There were also 100,000 of escrow shares issued for the acquisition of Contech, which are to be released as to 25,000 shares every six months from the closing date, with the last release by August 2005. No shares were released from escrow as at December 31, 2003.

10. Stock Based Compensation

a) For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

b) Effective February 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	4%
Expected dividend yield	-
Expected stock price volatility	56%
Expected option life in years	4.75

Current period stock-based compensation amounted to $330,376. Out of this amount, $71,713 is included in the shareholder relations expense, and $258,663 is included in salaries and wages expense, with the offsetting entry to share capital.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

10. Stock Based Compensation - Continued

c) (i) From February 1, 2002 to January 31, 2003 the Company recognized compensation expense on stock options granted to non employees using the fair value method, which the Company recorded as an expense. The stock option compensation expense was recorded using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant.

Risk-free interest rate	5%
Expected dividend yield	-
Expected stock price volatility	47%
Expected option life in years	5

Therefore for the fiscal period ended January 31, 2003 stock based compensation amount to $6,468 which was included in salaries and wages with the offsetting entry to share capital.

(ii) From February 1, 2002 to January 31, 2003 the Company recognized compensation expense on stock options granted to directors and employees using the fair value method, which the Company disclosed as pro-forma information. The same assumptions were used for the Black-Scholes pricing model as shown in Note 10(c)(i). The pro-forma effect on net loss and loss per share for the year ended January 31, 2003 is as follows:

Loss for the year - as reported	$ (289,145)
Loss for the year - Pro-forma	$ (292,691)
Loss per share - basic and diluted - as reported	$ (0.07)
Loss per share - basic and diluted - Pro- forma	$ (0.07)

No stock options were granted in the fiscal year ended January 31, 2002.

d) Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

11. Related Party Transactions

a) Deferred development costs include salaries of $72,999 (January 31, 2003 - $NIL; January 31, 2002 - $NIL) that were paid to a director and officer.

b) As at December 31, 2003 $46,858 (January 31, 2003 - $9,000; January 31, 2002 - $NIL) was owing to directors, officers, and related entities. These amounts are non-interest bearing, and have no specific terms of repayment and were incurred in the normal course of operations.

c) During the current period, salaries of $207,163 (January 31, 2003 - $24,000; January 31, 2002 - $NIL) were paid or accrued to directors, officers, and a company controlled by a director for salaries and $18,000 (January 31, 2003 - $51,000; January 31, 2002 - $NIL) for consulting services.

d) During fiscal year 2002, the Company entered into a loan agreement with two directors in the amount of $150,000 to be paid back on the earlier of the December 31, 2002 or completion of the SESI purchase with a 10% per annum interest rate. The loan was for general working capital and was repaid from proceeds of a private placement including interest of $3,164. In addition, each director received 45,455 common shares as a loan bonus at a value of $30,000, which amount was recorded as an interest expense.

12. Income Taxes

The Company and its subsidiaries have incurred non-capital losses for tax purposes of approximately $1,408,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2007	$70,000
2008	193,000
2009	365,000
2010	780,000
$1,408,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

14. Commitments

a) During the current period, the Company signed vehicles and photocopier operating lease agreements. The leases expire between December 16, 2006 and September 3, 2007. The future lease obligations are as follows:

Amount
2004	$30,927
2005	30,927
2006	30,927
2007	6,455
$99,236

b) During the current period, the Company entered into a Cost-Sharing and Collaboration Agreement (the "agreement") with Canmet Energy Technology Centre ("Canmet"), a division of Natural Resources Canada ("NRCan"). Earlier work by Canmet using Sonic's low frequency sonic generator technology has suggested accelerated conditioning, pacification and carbonation of Circulating Fluidized Bed Combustion ashes. Canmet has developed and patented this process (primarily for coal fired power plants), which it believes can be enhanced by the use of Sonic's Platform Technology and will work with the Company to achieve commercial success. The Company committed to pay $27,800 towards completion of phase 1 of the evaluation process, which was expected to occur in May 2004.

NRCan also granted the Company an option to execute an exclusive royalty bearing licence agreement. The option can be exercised by March 31, 2005. To exercise its option, the Company must pay a minimum advance royalty in the amount of $10,000, and $20,000 annually thereafter.

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a) Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met (Note 2c). Under United States GAAP, research and development costs are expensed when incurred.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

15. Differences Between United States and Canadian GAAP - Continued

b) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from February 4, 2000 to December 31 2003	Eleven Months Ended December 31 2003	Year Ended January 31 2003	Year Ended January 31 2002
Loss for the period as reported	$(1,717,111)	$(1,178,505)	$(289,145)	$(186,338)
Write-off of deferred development costs	(589,161)	(226,182)	(362,979)	-
Loss for the period in accordance with United States GAAP	$(2,306,272)	$(1,404,687)	$(652,124)	$(186,338)

	Eleven Months Ended December 31 2003	Year Ended January 31 2003	Year Ended January 31 2002
Primary loss per share for the year in accordance with United States GAAP	$(0.15)	$(0.17)	$(0.06)

c) The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from February 4, 2000 to December 31 2003	Eleven Months Ended December 31 2003	Year Ended January 31 2003	Year Ended January 31 2002
Deficit - As reported	$(1,717,111)	$(1,717,111)	$(538,606)	$(249,461)
Write-off of deferred development costs	(589,161)	(589,161)	(362,979)	-
Deficit in accordance with United States GAAP	$(2,306,272)	$(2,306,272)	$(901,585)	$(249,461)

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

15. Differences Between United States and Canadian GAAP - Continued

d) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit	Comprehensive Income	Total
Shareholders' equity balance as reported at January 31, 2002	3,075,000	$426,938	$(249,461)	$-	$177,477
Write-off of deferred development costs	-	-	-	-	-
Shareholders' equity in accordance with United States GAAP at January 31, 2002	3,075,000	$426,938	$(249,461)	$-	$177,477
Shareholders' equity balance as reported at January 31, 2003	10,638,045	$ 2,439,681	$(538,606)	$-	$1,901,075
Write-off of deferred development costs	-	-	(362,979)	-	(362,979)
Shareholders' equity in accordance with United States GAAP at January 31, 2003	10,638,045	$ 2,439,681	$(901,585)	$-	$1,538,096
Shareholders' equity balance as reported at December 31, 2003	15,261,378	$ 9,780,457	$(1,717,111)	$-	$8,063,346
Write-off of deferred development costs	-	-	(589,161)	-	(589,161)
Shareholders' equity in accordance with United States GAAP at December 31, 2003	15,261,378	$ 9,780,457	$(2,306,272)	$-	$7,474,185

e) Supplemental pro forma information for the Contech purchase as required under US GAAP. Pro forma results have been compiled from Contech's results of operations for the period from May 1 to December 31, 2003 and from May 1, 2002 to April 30, 2003 combined with the Company's respective periods of February 1 to December 31, 2003 and February 1, 2002 to January 31, 2003.

	For the Eleven Months Ended December 31, 2003	For the Year Ended January 31, 2003
Revenue	$61,631	$278,823
Loss before extraordinary items	$(1,229,371)	$(276,386)
Cumulative effect of accounting changes	$-	$-
Loss for the period	$(1,223,371)	$(276,386)
Loss per share	$(0.13)	$(0.07)

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

15. Differences Between United States and Canadian GAAP - Continued

e) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123, "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The company adopted the voluntary transition effective 1 February 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2003, January 31, 2003 and 2002
Canadian Funds

15. Differences Between United States and Canadian GAAP - Continued

e) Recent Accounting Pronouncements - Continued

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

Management's preliminary assessment of these recent pronouncements is that they will not have a material impact on the Company's financial position or results of operation.

SONIC ENVIRONMENTAL SOLUTIONS INC.

(Formerly ADR Global Enterprises Ltd.)

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

Sonic Environmental Solutions Inc.	Statement 1
(Formerly ADR Global Enterprises Ltd.) (A Development Stage Company)
Interim Consolidated Balance Sheet
Canadian Funds
(Unaudited)

ASSETS	June 30 2004	December 31 2003
Current
Cash and cash equivalents	$8,250,838	$7,179,652
Amounts receivable	136,009	151,121
Prepaid expenses	140,873	70,115
	8,527,720	7,400,888
Property, Plant and Equipment (Note 4)	419,477	274,818
Deferred Development Costs (Note 5)	888,707	589,161
Patents (Note 6)	16,873	17,809
	$9,852,777	$8,282,676
LIABILITIES
Current
Accounts payable	$99,222	$117,608
Accrued liabilities	55,919	54,864
Due to related parties	16,275	46,858
	171,416	219,330
SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Notes 9 and 10)	12,278,952	9,780,457
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
17,523,492 (2003 - 15,261,378)
Deficit Accumulated During the Development Stage - Statement 2	(2,597,591)	(1,717,111)
	9,681,361	8,063,346
	$9,852,777	$8,282,676

ON BEHALF OF THE BOARD:

/s/ Adam Sumel
                                       , Director

/s/ Douglas B. Forster
                                       , Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(Formerly ADR Global Enterprises Ltd.) (A Development Stage Company)
Interim Consolidated Statement of Shareholders' Equity
Canadian Funds
(Unaudited)

	Common Shares		Accumulated Deficit
	Number	Amount		Total
Inception - February 4, 2000	-	$-	$-	$-
Private placement	1,500,000	150,000	-	150,000
Public offering	1,500,000	300,000	-	300,000
Shares issuance costs	-	(38,062)	-	(38,062)
Loss for the period	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	15,000
Loss for the period - Statement 3	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	2,200,000
Exercise of warrants	75,000	15,000	-	15,000
Acquisition of a subsidiary (Note 7)	2,997,135	5,375	-	5,375
Bridge loan share bonus	90,910	30,000	-	30,000
Shares issuance costs	-	(244,100)	-	(244,100)
Stock-based compensation	-	6,468	-	6,468
Loss for the period - Statement 3	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,439,681	(538,606)	1,901,075
Exercise of warrants	195,000	100,000	-	100,000
Exercise of options	11,333	5,650	-	5,650
Stock-based compensation	-	54,165	-	54,165
Loss for the period - Statement 3	-	-	(422,326)	(422,326)
Balance - July 31, 2003	10,844,378	2,599,496	(960,932)	1,638,564
Private placement	4,000,000	7,200,000	-	7,200,000
Exercise of warrants	315,000	315,000	-	315,000
Exercise of options	2,000	1,017	-	1,017
Acquisition of a subsidiary (Note 8)	100,000	1	-	1
Shares issuance costs	-	(611,268)	-	(611,268)
Stock-based compensation	-	276,211	-	276,211
Loss for the period - Statement 3	-	-	(756,179)	(756,179)
Balance - December 31, 2003	15,261,378	9,780,457	(1,717,111)	8,063,346
Exercise of warrants	2,240,864	2,235,106	-	2,235,106
Exercise of options	18,833	9,416	-	9,416
Stock-based compensation	-	249,622	-	249,622
Loss for the period - Statement 3	-	-	(880,480)	(880,480)
Balance - June 30, 2004 - Shares issued	17,521,075	12,274,601	(2,597,591)	9,677,010
Shares allotted for exercise of warrants	2,417	4,351	-	4,351
Balance - June 30, 2004 - Shares issued and allotted	17,523,492	$12,278,952	$(2,597,591)	$9,681,361

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)	Statement 3
Interim Consolidated Statement of Loss
Canadian Funds
(Unaudited)

	Cumulative Amounts from February 4, 2000 (Inception) to June 30, 2004	Six Months Ended
		June 30 2004	July 31 2003
Expenses
Advertising	$136,345	$56,624	$32,396
Automobile	56,094	28,534	11,365
Amortization of property, plant and equipment	26,376	10,174	3,987
Bank charges and interest	36,099	1,349	310
Consulting fees	332,014	45,313	43,440
Due diligence search	36,863	-	-
Insurance	70,348	46,526	484
Legal and accounting	311,891	102,903	55,194
Office, postage and printing	130,119	59,722	17,266
Rent	125,570	35,333	10,375
Research and development	30,980	30,980	-
Salaries and wages	526,109	225,766	155,659
Salaries and wages - Stock compensation (Note 10b)	500,410	235,279	35,805
Shareholder relations	72,173	18,226	5,739
Shareholder relations - Stock compensation (Note 10b)	86,056	14,343	18,360
Telephone and utilities	74,549	22,174	8,961
Trade shows	32,309	28,910	-
Transfer agent, regulatory fees	48,526	12,405	10,911
Travel and promotion	179,064	51,478	22,096
Loss Before the Undernoted	(2,811,895)	(1,026,039)	(432,348)
Interest income	142,247	76,832	10,022
PCB collection and destruction revenue, net	72,057	68,727	-
Loss for the Period	$(2,597,591)	$(880,480)	$(422,326)
Loss per Share - Basic and Diluted		$(0.06)	$(0.04)
Weighted Average Number of Common Shares Outstanding		13,636,942	10,755,456

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)	Statement 4
Interim Consolidated Statement of Cash Flows
Canadian Funds
(Unaudited)

	Cumulative Amounts from February 4, 2000 (Inception) to June 30, 2004	Six Months Ended
		June 30 2004	July 31 2003
Operating Activities
Loss for the period	$(2,597,591)	$(880,480)	$(422,326)
Items not affecting cash:
Amortization of property, plant and equipment	26,376	10,174	3,987
Issuance of shares for bonuses payable	30,000	-	-
Stock-based compensation	586,466	249,622	54,165
	(1,954,749)	(620,684)	(364,174)
Adjustment for purchase of subsidiary:
Working capital deficiency acquired	(140,133)	-	-
Net changes in non-cash working capital components:
Amounts receivable	(136,009)	15,112	(24,187)
Prepaid expenses	(140,873)	(70,758)	(7,566)
Accounts payable	99,222	(18,386)	(97,064)
Accrued liabilities	55,919	1,055	-
Due to related parties	(17,100)	(30,583)	-
	(2,233,723)	(724,244)	(492,991)
Investing Activities
Acquisition of subsidiary	(34,000)	-	-
Property, plant and equipment acquired	(411,788)	(154,833)	(40,076)
Patents	(30,294)	-	(7,469)
Deferred development costs	(696,467)	(298,610)	(74,163)
	(1,172,549)	(453,443)	(121,708)
Financing Activities
Cash received for shares	12,550,540	2,248,873	105,650
Share issuance costs	(893,430)	-	-
	11,657,110	2,248,873	105,650
Net Increase (Decrease) in Cash and Cash Equivalents	8,250,838	1,071,186	(509,049)
Cash and cash equivalents - Beginning of period	-	7,179,652	1,568,290
Cash and Cash Equivalents - End of Period	$8,250,838	$8,250,838	$1,059,241
Supplemental Schedule of Non-Cash Transactions:
Property, plant and equipment costs acquired on purchase of a subsidiary	$34,065	$-	$-
Amortization of patents capitalized as deferred development costs	$13,421	$936	$-
Deferred development costs acquired on purchase of a subsidiary	$178,819	$-	$-
Accrued costs of acquisition of a subsidiary and amounts due to related party	$33,375	$-	$-
Shares issued for bonuses payable	$30,000	$-	$-
Shares issued for purchase of subsidiary	$5,376	$-	$-
Stock-based compensation included in share capital	$586,466	$249,622	$54,165

- See Accompanying Notes -

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

1. Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls ("PCB") contaminated soils.

As at the date of these financial statements, the Company has not yet developed its technology to commercial production. The ability of the Company to realize the costs it has incurred to date on this technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company's rights.

The fiscal year-end has been changed from January 31 to December 31 and therefore the comparative figures presented are for the six months ended July 31, 2003.

2. Significant Accounting Policies

These interim consolidated statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim consolidated statements should be read in conjunction with the audited financial statements as at December 31, 2003.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SESI Systems Inc. and Contech PCB Containment Technology Inc. since the effective dates of their acquisition December 12, 2002 and August 1, 2003 respectively.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

4. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Depreciation	Net Book Value June 30 2004	Net Book Value December 31 2003
Computer equipment	$64,216	$34,326	$29,890	$34,119
Furniture and office equipment	49,801	31,421	18,380	20,422
Leasehold improvements	5,370	537	4,833	5,370
Vehicles	72,495	62,976	9,519	11,199
Machinery and equipment	178,747	59,337	119,410	120,317
Plant One	237,445	-	237,445	83,391
	$608,074	$188,597	$419,477	$274,818

5. Deferred Development Costs

	December 31 2003	Expenditures	June 30 2004
Acquisition costs
Legal	$213,083	$-	$213,083
Acquisition fees	11,640	-	11,640
Development costs
Amortization of patent costs	12,485	936	13,421
Construction - Plant One	51,371	52,526	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	16,000	114,625	130,625
Commissioning, testing, supplies		20,974	20,974
Engineering - Plant One	31,674	25,379	57,053
Engineering - Plant Two	-	9,121	9,121
Generator	31,068	3,860	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	43,024	8,349	51,373
Rent	-	13,778	13,778
Salaries and wages	72,999	49,998	122,997
Technical review	30,667	-	30,667
	$589,161	$299,546	$888,707

To date no depreciation expense was recorded against deferred development costs as the Company has not yet reached the commercial usage stage.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

6. Patents

The company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls ("PCB") contaminated soils.

Activities during the period are as follows:

June 30, 2004
Balance - Beginning of period	$17,809
Current period costs:
Less: Amortization of patent costs	936
Balance - End of period	$16,873

Summary is as follows:

Legal costs	$30,294
Less: Amortization of patent costs	(13,421)
$16,873

7. Acquisition of SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as if was a related party transaction. Details of SESI's assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values
Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI's costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company's books for the deferred development costs. At the date of acquisition, management anticipated that a budget of $769,000 was required to take the technology to the proof of concept stage.

The amount due to SESI related to advanced by the Company to SESI for working capital.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

8. Acquisition of Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired a 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company must pay $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid to date $27,000), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid. Due diligence costs have been expensed as current period costs.

9. Share Capital

a) Authorized: 100,000,000 common shares without par value.

b) Common shares and warrants are recorded in share capital for the gross proceeds received less any direct share issuance costs.

c) On October 31, 2003, the Company issued, by private placement, 4,000,000 units at $1.80 per unit for gross proceeds of $7,200,000. Each unit consisted of one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $2.10 until October 31, 2005. The Company paid a commission fee of $540,000 and incurred $71,268 of additional share issuance costs. The Company also granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

d) Options

i) The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date. Options vest on the grant date.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

9. Share Capital - Continued

d) Options - Continued

ii) A summary of the Company's options at June 30, 2004 and the changes for the period are as follows:

Exercise Price	Outstanding December 31 2003	Granted	Exercised	Expired or Cancelled	Outstanding June 30 2004	Expiry date
$0.20	300,000	-	-	-	300,000	November 29, 2005
$0.50	561,667	-	(18,833)	-	542,834	December 12, 2007 *
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	-	-	150,000	April 8, 2005
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	-	50,000	-	-	50,000	January 16, 2009
$2.50	290,000	-	-	(255,000)	35,000	November 10, 2008
	2,051,667	50,000	(18,833)	(255,000)	1,827,834
Weighted average exercise price	$1.14	$2.30	$0.50	$2.50	$0.99

* Subsequent to period-end, 18,334 of these options were exercised.

Subsequent to period-end, the Company granted to its directors, officers and consultants 305,000 options exercisable at $3.15 on or before July 6, 2009, and 200,000 options exercisable at $2.95 on or before July 6, 2009.

e) Warrants

Details are as follows:

Exercise Price	Outstanding December 31 2003	Granted	Exercised	Expired or Cancelled	Outstanding June 30 2004	Expiry date
$0.50	226,500	-	(226,500)	-	-	June 12, 2004
$1.00	1,880,000	-	(1,880,000)	-	-	June 12, 2004
$2.10	2,000,000	-	-	-	2,000,000	October 31, 2005
$1.80	400,000	-	(138,715)	-	261,285	October 31, 2005 *
	4,506,500	-	(2,245,215)	-	2,261,285
Weighted average exercise price	$1.53	-	$1.00	-	$2.06

* Subsequent to period-end, 4,500 of these warrants were exercised.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

9. Share Capital - Continued

f) Escrow Shares

As at June 30, 2004 there are 3,815,043 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i) There were 1,650,910 shares placed in escrow to be released as to 10% of these shares following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow is expected on December 16, 2005. To date 908,002 shares have been released from escrow, leaving 742,908 in escrow at June 30, 2004.

ii) An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from escrow as at June 30, 2004.

iii) There were also 100,000 of escrow shares issued for the acquisition of Contech, which are to be released as to 25,000 shares every six months from the closing date, with the last release by August 2005. During the period 25,000 shares were released from escrow leaving 75,000 in escrow at June 30, 2004.

10. Stock Based Compensation

a) For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

b) Effective February 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	4%
Expected dividend yield	-
Expected stock price volatility	56%
Expected option life in years	4.75

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

10. Stock Based Compensation - Continued

b) - Continued

Current period stock-based compensation amounted to $249,622. Out of this amount, $14,343 is included in the shareholder relations expense, and $235,279 is included in salaries and wages expense, with the offsetting entry to share capital.

c) Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

11. Related Party Transactions

a) Deferred development costs include salaries of $49,998 (July 31, 2003 - $41,665) that were paid to a director and officer.

b) During the current period, salaries and consulting fees of $270,696 (July 31, 2003 - $139,998) were paid or accrued to directors, officers and related entities for salaries and services.

12. Income Taxes

The Company and its subsidiaries have incurred non-capital losses for tax purposes of approximately $2,038,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2007	$70,000
2008	193,000
2009	365,000
2010	780,000
2011	630,000
$2,038,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

14. Commitments

a) The Company has vehicle and photocopier operating lease agreements. The leases expire between December 16, 2006 and September 3, 2007. The future lease obligations are as follows:

Amount
2004	$15,463
2005	30,927
2006	30,927
2007	6,455
$83,772

b) During the current period, the Company entered into a Cost-Sharing and Collaboration Agreement (the "agreement") with Canmet Energy Technology Centre ("Canmet"), a division of Natural Resources Canada ("NRCan"). Earlier work by Canmet using Sonic's low frequency sonic generator technology has suggested accelerated conditioning, pacification and carbonation of Circulating Fluidized Bed Combustion ashes. Canmet has developed and patented this process (primarily for coal fired power plants), which it believes can be enhanced by the use of Sonic's Platform Technology and will work with the Company to achieve commercial success. The Company committed to pay $27,800 ($24,505 paid) towards completion of phase 1 of the evaluation process, which is expected to occur in the third quarter of the current fiscal year.

NRCan also granted the Company an option to execute an exclusive royalty bearing licence agreement. The option can be exercised by March 31, 2005. To exercise its option, the Company must pay a minimum advance royalty in the amount of $10,000, and $20,000 annually thereafter.

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a) Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met (Note 2c). Under United States GAAP, research and development costs are expensed when incurred.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

b) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from February 4, 2000 to June 30, 2004	Six Months Ended June 30, 2004	Eleven Months Ended December 31, 2003	Six Months Ended July 31, 2003
Loss for the period as reported	$(2,597,591)	$(880,480)	$(1,178,505)	$(422,326)
Write-off of deferred development costs	(888,707)	(299,546)	(226,182)	(74,163)
Loss for the period in accordance with United States GAAP	$(3,486,298)	$(1,180,026)	$(1,404,687)	$(496,489)
Basic and diluted loss per share in accordance with United States GAAP		$(0.09)	$(0.15)	$(0.05)

c) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares			Compre-hensive Income
	Number	Amount	Deficit		Total
Shareholders' equity balance as reported at July 31, 2003	10,844,378	$2,599,496	$(960,932)	$-	$1,638,564
Write-off of deferred development costs	-	-	(513,873)	-	(513,873)
Shareholders' equity in accordance with United States GAAP at July 31, 2003	10,844,378	$2,599,496	$(1,474,805)	$-	$1,124,691
Shareholders' equity balance as reported at December 31, 2003	15,261,378	$ 9,780,457	$(1,717,111)	$-	$8,063,346
Write-off of deferred development costs	-	-	(589,161)	-	(589,161)
Shareholders' equity in accordance with United States GAAP at December 31, 2003	15,261,378	$ 9,780,457	$(2,306,272)	$-	$7,474,185
Shareholders' equity balance as reported at June 30, 2004	17,521,075	$12,278,952	$(2,597,591)	$-	$9,681,361
Write-off of deferred development costs	-	-	(888,707)	-	(888,707)
Shareholders' equity in accordance with United States GAAP at June 30, 2004	17,521,075	$12,278,952	$(3,486,298)	$-	$8,792,654

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

d) Supplemental pro forma information for the Contech purchase as required under US GAAP. Pro forma results have been compiled from Contech's results of operations for the period from May 1, to December 31, 2003 and from May 1, 2002 to April 30, 2003 combined with the Company's respective periods of February 1, to December 31, 2003 and February 1, 2002 to January 31, 2003.

	For the Eleven Months Ended December 31, 2003	For the Year Ended January 31, 2003
Revenue	$61,631	$278,823
Loss before extraordinary items	$(1,229,371)	$(276,386)
Cumulative effect of accounting changes	$-	$-
Loss for the period	$(1,223,371)	$(276,386)
Loss per share	$(0.13)	$(0.07)

e) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

e) Recent Accounting Pronouncements - Continued

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123, "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The company adopted the voluntary transition effective 1 February 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements.  Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities.  The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

Sonic Environmental Solutions Inc. (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2004
Canadian Funds
(Unaudited)

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

e) Recent Accounting Pronouncements - Continued

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

Management's preliminary assessment of these recent pronouncements is that they will not have a material impact on the Company's financial position or results of operation.

16. Subsequent Events

a) Subsequent to period-end, the Company granted up to 305,000 options at $3.15 for a period of five years expiring July 5, 2009. This is subject to regulatory approval.

b) Subsequent to period-end, the Company entered into a commercial clean-up contract for on-site clean up and treatment of PCB contaminated soil and other materials. The property is located in the Lower Mainland of British Columbia. The Company will deploy its on-site remediation facility and commence clean up of the property later in 2004.

SESI SYSTEMS INC.

(formerly Sonic Energy Systems Inc.)

(A Development Stage Company)

FINANCIAL STATEMENTS

December 12, 2002

and

January 31, 2002 and 2001

STALEY, OKADA & PARTNERS
Chartered Accountants

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-3800
info@staleyokada.com
www.staleyokada.com

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of SESI Systems Inc.:

We have audited the balance sheets of SESI Systems Inc. (formerly Sonic Energy Systems Inc.) (a development stage company) as at December 12, 2002 and January 31, 2002 and 2001 and the statements of changes in shareholders' equity (deficiency), income (loss) and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the Standards of the Public Accounting Oversight Board of the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 12, 2002 and January 31, 2002 and 2001 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"
Vancouver, B.C.	STALEY, OKADA & PARTNERS
August 5, 2004	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the financial statements. Our report to the shareholders dated August 5, 2004 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"Staley, Okada & Partners"
Vancouver, B.C.	STALEY, OKADA & PARTNERS
August 5, 2004	CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of independent professional firms, a member of the Institute of Chartered Accountants of British Columbia, a partnership of Incorporated professionals; L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

SESI Systems Inc. (formerly Sonic Energy Systems Inc.) (A Development Stage Company)	Statement 1
Balance Sheets
Canadian Funds

ASSETS	December 12, 2002	January 31, 2002	January 31, 2001
Deferred Development Costs (Note 7)	$178,819	$101,393	$41,815
LIABILITIES
Current
Bank indebtedness	$30	$18	$-
Accounts payable	3,371	25,875	-
Accrued liabilities	20,000	20,000	-
Due to related parties (Note 6a)	-	139,885	41,715
Due to Sonic Environmental Solutions Inc. (formerly ADR Global Enterprises Ltd.) (Note 4)	150,043	-	-
	173,444	185,778	41,715
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share Capital (Note 5)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
5,994,270 (January 31, 2002 - 5,994,270; 2001 - 100)	100	100	100
Surplus (Deficit) Accumulated During the Development Stage - Statement 2	5,275	(84,485)	-
	5,375	(84,385)	100
	$178,819	$101,393	$41,815

On Behalf of the Board of Directors:

                                                  , Director

                                                  , Director

- See Accompanying Notes -

SESI Systems Inc. (A Development Stage Company)	Statement 2
Statement of Shareholders' Equity (Deficiency)
Canadian Funds

	Common Shares		Accumulated Equity (Deficit)
	Number	Amount		Total
Inception - January 9, 2001	-	$-	$-	$-
Shares issued for cash	100	100	-	100
Balance - January 31, 2001	100	100	-	100
Shares issued for purchase of assets of Arc Sonic International Ltd.	5,994,170	-	-	-
Loss for the period	-	-	(84,485)	(84,485)
Balance - January 31, 2002	5,994,270	100	(84,485)	(84,385)
Income for the period	-	-	89,760	89,760
Balance - December 12, 2002	5,994,270	$100	$5,275	$5,375

- See Accompanying Notes -

SESI Systems Inc. (A Development Stage Company)	Statement 3
Statements of Income (Loss)
Canadian Funds

	Cumulative Amounts from January 9, 2001 (Inception) to December 12, 2002	For the Period Ended December 12, 2002	For the Year Ended January 31, 2002	For the Period from January 9, to January 31, 2001
Expenses
Consulting fees	$6,335	$6,335	$-	$-
Accounting fees	10,914	2,514	8,400	-
Office supplies	8,886	1,217	7,669	-
Bank charges	141	13	128	-
Business development	3,106	-	3,106	-
Dues and memberships	2,293	-	2,293	-
Legal fees	1,389	-	1,389	-
Management fees	30,000	-	30,000	-
Office services	8,490	-	8,490	-
Rent	11,823	-	11,823	-
Telephone	10,023	-	10,023	-
Travel	1,164	-	1,164	-
Loss from Operations	(94,564)	(10,079)	(84,485)	-
Other Income
Gain on forgiveness of debt (Note 6a)	99,839	99,839	-	-
Income (Loss) for the Period	$5,275	$89,760	$(84,485)	$-
Earnings (Loss) per Share - Basic and Diluted		$0.01	$(0.02)	$(0.00)
Weighted Average Number of Common Shares Outstanding		5,994,270	3,777,248	100

- See Accompanying Notes -

SESI Systems Inc. (A Development Stage Company)	Statement 4
Statements of Cash Flows
Canadian Funds

	Cumulative Amounts from January 9, 2001 (Inception) to December 12, 2002	For the Period Ended December 12, 2002	For the Year Ended January 31, 2002	For the Period from January 9, to January 31, 2001
Cash Provided by (Used in):
Operating Activities
Net income (loss) for the period	$5,275	$89,760	$(84,485)	$-
Item not affecting cash:
Gain on forgiveness of debt	(99,839)	(99,839)	-	-
Changes in non-cash working capital:
Accounts payable	3,371	(22,504)	25,875	-
Accrued liabilities	20,000	-	20,000	-
	(71,193)	(32,583)	(38,610)	-
Investing Activity
Deferred project costs	(178,819)	(77,426)	(59,578)	(41,815)
Financing Activities
Loans from related parties	99,839	(40,046)	98,170	41,715
Due to Sonic Environmental Solutions Inc. (formerly ADR Global Enterprises Ltd.)	150,043	150,043	-	-
Issuance of shares	100	-	-	100
	249,982	109,997	98,170	41,815
Net Decrease in Cash	(30)	(12)	(18)	-
Cash Position - Beginning of Period	-	(18)	-	-
Cash Position - End of Period	$(30)	$(30)	$(18)	$-
Cash Position Consists of:
Bank indebtedness	$(30)	$(30)	$(18)	$-
Schedule of Non-Cash Investing and Financing Transactions:
Gain on forgiveness of debt	$99,839	$99,839	$-	$-
Purchase of assets of Arc Sonic International Ltd.	$-	$-	$-	$-

- See Accompanying Notes -

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

1. Nature and Continuance of Operations

The Company was incorporated under the Company Act of Canada as Sonic Energy Systems Inc. on January 9, 2001 and registered as an extra-provincial company under the Company Act of British Columbia on July 19, 2001 under the name SESI Systems Inc.

The Company is an environmental remediation corporation engaged in the business of developing, testing and commercializing its proprietary industrial technology. The Company's patented low frequency sonic generator technology and related applications ("Sonic Technology") utilize a process referred to as sonoprocessing and the application of this process for the purposes of environmental remediation.

During the period ended January 31, 2001, the Company acquired the assets of Arc Sonics International Ltd. ("Arc Sonics") under a receivership sale for a consideration of $20 and the issuance of 5,994,170 common shares of the Company. The assets acquired consists of three sonic generators and all ancillary equipment, world-wide rights to certain Sonic Technology, rights to manufacture any equipment employing the patented Sonic Technology and the rights to any additional patents developed utilizing the sonic generating equipment. The technology and equipment are not commercially viable at their current stage of development. For accounting purposes, the assets have been recorded at the cash consideration given up, that being $20, as an independent valuator at the time of the acquisition valued the assets at $NIL.

Going Concern and Liquidity Considerations

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As at December 12, 2002, the Company has an accumulated loss from operations of $94,564 and a working capital deficiency of $173,444. The Company intends to fund ongoing operations through equity financing arrangements, which may be insufficient to fund its future capital expenditures, working capital and other cash requirements.

The ability of the Company to emerge from the development stage is dependent upon the Company's successful efforts to raise sufficient capital for the development of the Sonic Technology and then attaining profitable operations.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company was acquired by Sonic Environment Solutions Inc. (formerly ADR Global Enterprises Inc.) ("Sonic") of December 12, 2002 (Note 9).

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

2. Significant Accounting Policies

a) Research and Development Costs

New product development costs and existing product enhancement costs are deferred to future periods until such time as the product or process becomes clearly defined, the development costs can be identified, the technical feasibility has been established, a market exists for the product or process, adequate resources exist to complete the project, and a decision is made to market the product of process. Capitalized costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria, are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the tax credits and grants are received. At each reporting date, the Company reassesses the relevant criteria for deferral and amortization and reviews the deferred costs for impairment. No amortization expense has been recorded to date, as the Company has not completed the development of the new technology.

b) Patent Rights

Patent rights are recorded at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patent rights are charged to deferred development costs, as applicable.

At each reporting date, management reviews its amortization estimates for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows being insufficient to cover net book value. Amortization periods are adjusted when required, as determined by management.

c) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at fair market value, as determined by management.

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

2. Significant Accounting Policies - Continued

d) Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", effective for all awards granted on or after February 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

e) Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists, service has been provided, the selling price is fixed and determinable, and the ability to collect the sale proceeds is reasonably assured.

f) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

g) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

2. Significant Accounting Policies - Continued

h) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of bank indebtedness, accounts payable, amounts due to related parties and amounts due to Sonic. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Due to Sonic Environmental Solutions Inc. (formerly ADR Global Enterprises Ltd.)

As at December 12, 2002, amounts due to Sonic consist of $150,043 (January 31, 2002 - $NIL, 2001 - $NIL). These amounts are non-interest bearing, due on demand and are secured by the Company's assets.

5. Share Capital

	Shares	Amount
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
Balance - January 31, 2001	100	$100
Acquisition of assets of Arc Sonic International Ltd. *	5,994,170	-
Balance - January 31, 2002 and December 12, 2002	5,994,270	$100

* Of these 5,994,170 shares, 4,615,000 shares were issued to related parties.

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

6. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) During the period ended December 12, 2002, debt forgiveness agreements were reached with various related parties to waive a total of $99,839. This amount has been recorded as a gain on forgiveness of debt. As a result, amounts due to related parties consist of $NIL (January 31, 2002 - $139,885; 2001 - $41,715) owing to companies controlled by directors and officers of the Company. These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b) During the period, management fees of $NIL (January 31, 2002 - $30,000; 2001 - $NIL) were paid to companies controlled by directors and officers of the Company.

c) During the period, rent of $NIL (January 31, 2002 - $11,823; 2001 - $NIL) was paid to a company controlled by directors and officers.

d) During the period, office services expenses of $NIL (January 31, 2002 - $5,350; 2001 - $NIL) were paid to a company controlled by directors and officers.

7. Deferred Development Costs

Activities during each period are as follows:

	December 12, 2002	January 31, 2002	January 31, 2001
Balance - Beginning of Period	$101,393	$41,815	$-
Legal and receiver's fees paid for acquisition of assets of Arc Sonics International Ltd.	-	6,935	4,705
Legal and consulting fees paid for corporate restructuring and acquisition of assets, technology and patents	-	7,870	33,500
Consulting fees paid for engineering related feasibility studies	63,626	33,623	-
Acquisition and renewal of patents on technology	4,700	11,150	3,610
Manufacturing costs	9,100	-	-
Total additions during the period	77,426	59,578	41,815
Balance - End of Period	$178,819	$101,393	$41,815

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

7. Deferred Development Costs - Continued

A summary of cumulative costs is as follows:

	December 12, 2002	January 31, 2002	January 31, 2001
Acquisition Costs
Legal and receiver's fees paid for acquisition of assets of Arc Sonics International Ltd.	$11,640	$11,640	$4,705
Legal and consulting fees paid for corporate restructuring and acquisition of assets, technology and patents	41,370	41,370	33,500
Development costs
Consulting fees paid for engineering related feasibility studies	97,249	33,623	-
Acquisition and renewal of patents on technology	19,460	14,760	3,610
Manufacturing costs	9,100	-	-
	$178,819	$101,393	$41,815

To date, no depreciation expense has been recorded against deferred development costs as the Company has not yet reached the commercial utilization stage.

8. Income Taxes

The Company and its subsidiaries have incurred non-capital losses for tax purposes of approximately $94,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2008	$84,000
2009	10,000
$94,000

The potential future tax benefits of these losses have not been recognized in these financial statements due to the uncertainty of their realization.

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

9. Business Combination

Effective December 12, 2002, Sonic acquired 100% of issued and outstanding shares of the Company by issuing 2,997,135 of its own shares to the shareholders of the Company. This acquisition has been treated by Sonic as a related party transaction, because the Company and Sonic had one principal shareholder in common, who was also a director and officer of Sonic.

10. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a) Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met (Note 2a). Under United States GAAP, research and development costs are expensed when incurred.

b) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from January 9, 2001 (Inception) to December 12, 2002	For the Period Ended December 12, 2002	For the Year Ended January 31, 2002	For the Period from January 9 to January 31, 2001
Income (Loss) for the period as reported	$5,275	$89,760	$(84,485)	$-
Write-off of deferred development costs	(178,819)	(77,426)	(59,578)	(41,815)
Income (Loss) for the period in accordance with United States GAAP	$(173,544)	$12,334	$(144,063)	$(41,815)

	For the Period Ended December 12, 2002	For the Year Ended January 31, 2002	For the Period from January 9 to January 31, 2001
Earnings (loss) per share for the period in accordance with United States GAAP	$0.01	$(0.04)	$(418.15)

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

10. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

c) The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from January 9, 2001 (Inception) to December 12, 2002	For the Period Ended December 12, 2002	For the Year Ended January 31, 2002	For the Period from January 9 to January 31, 2001
Retained earnings (deficit) - as reported	$5,275	$5,275	$(84,485)	$-
Write-off of deferred development costs	(178,819)	(178,819)	(101,393)	(41,815)
Deficit in accordance with United States GAAP	$(173,544)	$(173,544)	$(185.878)	$(41,815)

d) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit	Comprehensive Income	Total
Shareholders' equity balance as reported at January 31, 2001	100	$100	$-	$-	$100
Write-off of deferred development costs	-	-	(41,815)	-	(41,815)
Shareholders' equity in accordance with United States GAAP at January 31, 2001	100	$100	$(41,815)	$-	$(41,715)
Shareholders' equity balance as reported at January 31, 2002	5,994,270	$100	$(84,485)	$-	$(84,385)
Write-off of deferred development costs	-	-	(101,393)	-	(101,393)
Shareholders' equity in accordance with United States GAAP at January 31, 2002	5,994,270	$100$	$(185,878)	$-	$(185,778)
Shareholders' equity balance as reported at December 12, 2002	5,994,270	$100	$5,275	$-	$5,375
Write-off of deferred development costs	-	-	(178,819)	-	(178,819)
Shareholders' equity in accordance with United States GAAP at December 12, 2002	5,994,270	$100	$(173,544)	$-	$(173,444)

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

10. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

e) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123, "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The company adopted the voluntary transition effective February 1, 2003.

SESI Systems Inc. (A Development Stage Company)
Notes to Financial Statements
December 12, 2002 and January 31, 2002 and 2001
Canadian Funds

10. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

e) Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements.  Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities.  The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

Management's preliminary assessment of these recent pronouncements is that they will not have a material impact on the Company's financial position or results of operations.

ITEM 18 FINANCIAL STATEMENTS

Sonic has elected to provide financial statements pursuant to Item 17.

ITEM 19 EXHIBITS

The following exhibits are included in this Form 20-F:

Number	Description
1.01	Certificate of Incorporation dated February 4, 2000, together with Memorandum dated February 3, 2000
1.02	Articles dated February 3, 2000
1.03	Certificate of Change of Name dated December 12, 2002, together with Altered Memorandum dated as of November 29, 2002
4.01

Arrangement Agreement dated effective August 31, 2002, among Sonic, 649334 BC Ltd and SESI Systems Inc., with form of Escrow Agreement dated December 11, 2002 among Sonic, Pacific Corporate Trust Company and the shareholders of SESI Systems Inc.

4.02	Stock Option Plan dated June 25, 2003
4.03	Executive Service Contract between Sonic and Carlisle Holdings Ltd. dated July 1, 2002
4.04	Executive Service Contract between Sonic and Roderick O. McElroy dated October 1, 2002
4.05	Executive Service Contract between Sonic and No. 348 Sail View Ventures Ltd. dated December 15, 2002
4.06	Agreement among Sonic, Proline Industries Inc., Matt Wilson and Diane Wilson dated effective August 1, 2003
4.07	Property Lease Agreement between Sonic and Hazco Environmental Services Inc. dated October 21, 2003

4.08	Cost-Sharing and Collaboration Agreement dated December 12, 2003, between Sonic and Minister of Natural Resources (CANMET)
4.9	Executive Service Contract between Sonic and Matthew Wilson dated February 1, 2004
8.1	List of Significant Subsidies
14.1	Consent letter of Staley Okada & Partners

SIGNATURES

Sonic certifies that it meets all of the requirements for filing this fourth amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended report on its behalf.

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per:
/s/Edward Farrauto

EDWARD FARRAUTO
Chief Financial Officer

DATED: August 30, 2004